[LOGO]                        PUBLICIS GROUPE S.A.






                                      2002


                             ---------[]---------

                               REFERENCE DOCUMENT


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REFERENCE DOCUMENT

The original French language version of this reference document was filed with the Commission des Operations de Bourse on March 26, 2003 pursuant to rule 98-01. The original French language version of this reference document may be used as a supporting document for a financial transaction if it is complemented by a prospectus (NOTE D'OPERATION) approved by the Comission des Operations de Bourse.

                                                                           PAGE

PUBLICIS ON THE STOCK MARKET.................................................


REPORT OF THE MANAGEMENT BOARD...............................................


REPORT OF THE SUPERVISORY BOARD..............................................


CONSOLIDATED FINANCIAL STATEMENTS............................................


REPORT OF STATUTORY AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS........


PRO FORMA FINANCIAL INFORMATION..............................................


REPORT OF THE STATUTORY AUDITORS ON THE PRO FORMA FINANCIAL INFORMATION......


SUMMARIZED STATUTORY ACCOUNTS................................................


GENERAL AND SPECIAL REPORTS OF THE STATUTORY AUDITORS........................


SUPPLEMENTARY INFORMATION....................................................


2003 FINANCIAL CALENDAR......................................................


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CORPORATE GOVERNANCE
(INFORMATION VALID AT MARCH 31, 2003)

SUPERVISORY BOARD

Elisabeth Badinter
CHAIRPERSON

Sophie Dulac
VICE-CHAIRPERSON

Robert Badinter
EMERITUS PROFESSOR AT UNIVERSITE DE PARIS 1

Simon Badinter
MANAGEMENT BOARD CHAIRMAN OF MEDIAS & REGIES

Monique Bercault
TECHNICAL CONSULTANT TO THE CHAIRMAN OF MEDIAS & REGIES EUROPE

Michel Cicurel
MANAGEMENT BOARD CHAIRMAN OF THE COMPAGNIE FINANCIERE EDMOND DE ROTHSCHILD
BANQUE

Michel David-Weill
WORLDWIDE CHAIRMAN OF LAZARD LLC

Helene Ploix
CHAIRPERSON OF PECHEL INDUSTRIES

Felix Rohatyn
CHAIRMAN OF THE BOARD OF DIRECTORS OF ATON PHARMA INC.

Robert Louis Seelert
CHAIRMAN OF SAATCHI & SAATCHI

Amaury-Daniel de Seze
CHAIRMAN OF THE BOARD OF DIRECTORS OF COPEBA

Henri-Calixte Suaudeau
DIRECTOR OF REAL ESTATE DEPARTMENT OF GROUPE PUBLICIS SERVICES

Gerard Worms
MANAGING-PARTNER OF ROTHSCHILD & CIE BANQUE AND ROTHSCHILD & CIE

Fumio Oshima
CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF DENTSU

Yutaka Narita
EXECUTIVE VICE PRESIDENT AND MEMBER OF THE BOARD OF DENTSU

MANAGEMENT BOARD

Maurice Levy
CHAIRMAN

Bruno Desbarats-Bollet
VICE-CHAIRMAN OF THE SUPERVISORY BOARD OF MEDIAS & REGIES

Kevin John Roberts
PRESIDENT AND CHIEF EXECUTIVE OFFICER OF SAATCHI & SAATCHI WORLDWIDE

Bertrand Siguier
DIRECTOR OF PUBLICIS WORLDWIDE HOLDINGS


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Roger A. Haupt
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF BCOM3 MANAGEMENT CORP.


AUDIT COMMITTEE

Gerard Worms
CHAIRMAN

Helene Ploix
Jean-Paul Morin



APPOINTMENTS AND COMPENSATION COMMITTEE

Elisabeth Badinter
CHAIRPERSON

Gerard Pedraglio
Henri-Calixte Suaudeau


STATUTORY AUDITORS

Mazars & Guerard
125 rue de Montreuil
75011 Paris, France

Ernst & Young Audit
4 rue Auber
75009 Paris, France


ALTERNATE AUDITORS

Patrick de Cambourg
Denis Thibon



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                          [PUBLICIS GROUPE S.A. LOGO]

Publicis Groupe SA's offering through its brands around the world is built on a holistic approach that looks beyond the differences between forms of communication to take a unified view of client relationships. However, to make it easier for readers to track trends in revenues and business (accounts lost and gained), the following report breaks down information by major advertising brand and sector: media buying and consultancy, media sales, and specialized agencies and marketing services.

                         REPORT OF THE MANAGEMENT BOARD
                               2002 FINANCIAL YEAR

The merger of Publicis and Bcom3, announced on March 7, 2002, finally took effect on September 24, creating the world's fourth largest advertising group and its largest in media buying and consultancy. It also opened the way for the signature of an agreement for a long-term strategic partnership with Dentsu, the number-one communications group in Japan and Asia as whole.

This has brought a sea change to the industry, placing Publicis in the top tier and widening the gap with medium-size companies a little further, while continuing a process of consolidation already well under way. Perhaps most importantly, Publicis has created the first truly multicultural major, drawing strength from roots in the US, Europe and Japan to offer advertisers an unprecedented range of choice through networks with highly diversified market positioning, creative styles and cultural origins. None of our competitors today can boast such a variety and wealth of resources. Shifts in consumer tastes and society, as well as globalization make existing business models obsolete. Publicis has not only reshaped the competitive environment, but has become the only group able to respond adequately to the changes under way in our world.

Our fundamental goal remains ever-more effective service for our clients. These clients naturally include major advertisers, themselves engaged in unprecedented consolidation. It makes it increasingly important for them to work with well-managed communications networks offering business clout through a lasting, diversified presence on world markets to achieve economies of scale wherever possible. But that does not in any way diminish our commitment to domestic and regional clients, who can draw on our understanding of markets in each country. Our local agencies are a special strength, with local roots ensuring that they are attuned to consumer tastes, culture and habits. We remain determined to consolidate this pillar of our business development.

In addition to new worldwide standing and the enormous media-buying power resulting from the combined resources of newcomer Starcom MediaVest and ZenithOptimedia, the Bcom3 transaction meets a broad range of strategic goals. Through the agreement with Dentsu, we are able to offer clients unique access to the Japanese market -- the world's second largest -- and we have also strengthened positions in other parts of Asia and in Latin America. Finally, we have

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significantly  expanded our presence in specialized  areas including  healthcare
communications,   multicultural   communications,   public  relations,  customer
relationship management and sports marketing. All of these considerations guided Publicis in making the transactions.

At closing, the Bcom3 acquisition valued under French accounting standards represented a total of approximately EUR 2.1 billion. Financing has been structured to keep the creation of shares to a minimum. Half is in new shares, a large portion of which will be held by Dentsu for a period of ten years, and the other half in instruments including bonds redeemable in existing or new shares and bonds with attached equity warrants, spreading the issue of new shares over time or avoiding it. To limit the impact of new shares on the market, lockup agreements will postpone any sales and include provisions for orderly sale.

Our agreement with Dentsu has three components: a strategic partnership, a shareholders' agreement with Publicis Groupe SA, and a shareholders' agreement with Ms. Elisabeth Badinter. The unique strategic partnership between Publicis and Dentsu is designed to offer our clients privileged access to the Japanese market, in particular in the area of media buying and consultancy. Publicis is today the only communications group in the world providing clients with media-purchasing services spanning the whole world including Japan. In return, Publicis will be the favored international network for the Japanese clients of Dentsu outside Asia. This strategic partnership should enable both our groups to identify added opportunities for new business, an example being the Hewlett-Packard account won in Japan at the end of 2002. Our agreement also calls for the joint development of some international operations, particularly in the area of sports marketing where Dentsu is the world leader. An agency has also been set up jointly by Dentsu (45%), Publicis (45%) and SportsMondial (10%) and began operating under the name iSe (International Sponsoring and Entertainment) in early 2003.

The financial terms of the agreement, under which Dentsu has taken an equity interest in our group, are an added assurance of success for our partnership. Dentsu has 15% of voting rights and has undertaken to hold its interest for ten years. We thus have a common commitment and interest in the development of our business. At the same time, the shareholders' agreement with Elisabeth Badinter provides a sound basis to preserve the special structure and culture of our Group as a family business with worldwide reach. As a result of the agreement, Mr. Narita and Mr. Oshima also joined the Supervisory Board.

At the beginning of October, only a few weeks after the completion of this strategic transaction, a number of other important decisions regarding organization were announced, including the integration of D'Arcy Worldwide's assets into other group businesses to focus resources on three strong brands:
Publicis Worldwide, Saatchi & Saatchi Worldwide and Leo Burnett Worldwide. Other entities, in particular Fallon Worldwide, will continue development in accordance with existing plans. Fallon Worldwide, like Bartle Bogle Hegarty in which we have a 49% interest, is in a special position as a multi-hub network built on outstanding creative talent.

Smaller than the other networks and going through a difficult phase, D'Arcy is thus being merged into other group entities. This highly sensitive and very difficult decision was taken only after lengthy consideration, but is in the best interest of our clients and the future of our group. It may also appear hazardous, but is in fact perfectly reasonable. Generally, mergers of this kind result in losses of clients and key employees. To limit this danger, we have taken an original, perhaps unprecedented approach, since it will not be a matter of merging one network into another. Instead, D'Arcy assets will be redistributed piece by piece, city by city and client by client to place them with the group entity in the most complementary position. In the US, parts of D'Arcy's assets have been merged into Publicis USA, to reinforce the Publicis Worldwide network, while D'Arcy Detroit has formed Chemistri, a special entity with Leo Burnett Worldwide to serve General Motors. Some D'Arcy accounts, including Procter & Gamble and Pillsbury, together with


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associated  staff, have been transferred to Saatchi & Saatchi with the agreement of clients. In other parts of the world, mergers will be decided on a case by case to serve the best interest of clients.

A number of important appointments have also followed. Roger Haupt, former Chief Executive Officer of Bcom3, has joined the Publicis Groupe SA Management Board as President and Chief Operating Officer. At Publicis Worldwide, which remains under the responsibility of Maurice Levy, Chairman and Chief Executive Officer, Rick Bendel, formerly Regional Chairman for the UK and Nordic countries, was promoted to the position of Chef Operating Officer. He will have particular responsibility for ensuring that "La Holistic Difference", a concept which he helped to develop, and which is the hallmark of the Publicis Worldwide network, is fully integrated in the culture of each unit. Susan Gianinno, formerly Chair and Chief Branding Officer at D'Arcy Worldwide, is now taking responsibility, as Chair and CEO, for Publicis Worldwide in the US, where the scope of business is significantly broadened once the D'Arcy merger is completed. David Droga has been appointed Worldwide Creative Director, a newly created position at Publicis Worldwide. Publicis Groupe SA has confirmed its intentions to expand in the Specialized Agencies and Marketing Services or SAMS sector and John Farrell, formerly President and Chief Executive Officer of D'Arcy Worldwide, is now in charge of this area of business with the title of President and CEO. SAMS will be the main focus of investments in the near future.

Finally, in media buying and consultancy, a field where the group ranks first worldwide (source: RECMA), will be placed under the responsibility of Roger Haupt. Jack Klues, Chairman and CEO of Starcom MediaVest Group, and John Perriss, Chief Executive Officer of Zenith Optimedia, report directly to Roger Haupt, favoring the development of synergies while maintaining the strict independence of the two brands and their managements.

Turning to the worldwide advertising market, 2002 saw the negative trends of the previous year continue or worsen. This was partly expected in the first quarter, since the beginning of 2001 provided a highly unfavorable basis for year-on-year comparisons, but the market downturn steepened more than even pessimistic forecasts had foreseen in the second quarter and the trend continued in the second half, particularly in Europe. However there were signs of steadying, even firming in North America from autumn on, and markets in other parts of the world, particularly Asia (excluding Japan), returned to growth, a trend that gathered pace from quarter to quarter.

International economic and political uncertainties make advertisers extremely cautious, with the result that there is a compete lack of visibility and any forecast would be risky. There have also been significant disparities within the market between resilient sectors such as mass-market consumer goods and automobiles, on the one hand, and others such as financial services, technology, tourism and transport where conditions have been more testing.

Against this backdrop, Publicis continued to do better than the market and most of its competitors. The organic decline in our business for 2002 was limited to 3.4%, while the decline including Bcom3 in the final quarter was 3.9%. Our actual growth, including consolidation of Zenith Media as well as that of Bcom3 over the final quarter plus five days in September, was 20.2%. Sound performances are mainly attributable to the quality of our client portfolio and healthy performances in new business from the second quarter on. New accounts booked during the year, including Bcom3 in the fourth quarter, represented a net gain of EUR 2.2 billion. Publicis won a large number of both domestic and international accounts over the year.

Excluding Bcom3, Publicis made only a limited number of acquisitions during the year, in keeping with the strategy it had announced. Mostly focused on Specialized Agencies and Marketing Services (SAMS), these included GRAVITAS, a Japanese relationship marketing

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agency, Johnston & Associates,  a US agency lobbying the US Congress and federal government on private and public-sector issues, Direct `n More, a direct marketing agency in Austria and Magnesium, a Belgian marketing services specialist. In France, Media Publics (business tourism), Sales Story and Stella (relationship marketing) and ECA 2 (events), usefully extended the scope of Publicis Dialog. Our offer in the Netherlands was rounded out with the acquisition of public relations agency Van Sluis Consultants in June.

The Publicis Worldwide network also doubled its size on the Mexican market in July, acquiring the Arredondo/De Haro advertising agency and taking over design agency Artymana.

                                        *

                                       * *

Consolidated billings for 2002 came to EUR 24.7 billion, 48.5% more than the EUR
16.7 billion recorded in 2001. This rise reflects consolidation of Bcom3 over one quarter plus five days, as well as consolidation of Zenith Media over nine months more than in the previous year. The difference between this rise in billings and the more moderate rise in revenues is due to expansion of our media-buying business, which is associated with high billings but lower revenues than creative sectors.

Group revenues for 2002 came to EUR 2,926 million, showing a rise of 20.2% from EUR 2,434 million in 2001. The figure includes contributions from Zenith Media, consolidated from October 1, 2001, and Bcom3, consolidated over one quarter and five days in 2002. It also reflects the negative impact of exchange rates, particularly the euro's rise against the dollar. Like-for-like revenues slipped 3.9%. Taken alone, Publicis Groupe SA showed a 3.4% organic decline in 2002, and Bcom3 organic declines of 4.8% for the year as a whole and 6.3% in the final quarter. Overall organic performances reflected a decline of 5.6% for Publicis Worldwide, rises of 1.4% for Saatchi & Saatchi Worldwide and 4.2% for ZenithOptimedia, and a decline of 2.8% for Media & Regies Europe.

Taken alone, Publicis business showed organic declines of 5.2% in Europe and 3.7% in North America. Other geographical regions showed organic rises reaching 3.2% in the Asia-Pacific area, 8.4% in Latin America, and 5.6% for the rest of the world.

BEFORE AMORTIZATION OF GOODWILL, consolidated net income excluding minorities came to EUR 237 million, or 10% more than the EUR 215 million reported in 2001. After amortization of goodwill, net income excluding minorities came to EUR 147 million in 2002, showing a 2.6% decline from EUR 151 million in 2001.

KEY FIGURES FOR YEAR TO DECEMBER 31, 2002
EUR millions
--------------------------------------------------------------------------------

                                   ---------------------------------------------
                                      2002       2001      % CHANGE      2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Billings                            24,751      16,667         +49%     11,806
--------------------------------------------------------------------------------
Revenues                             2,926       2,434         +20%      1,770
--------------------------------------------------------------------------------
EBITDA                                 533         426         +25%        334
EBITDA/REVENUES:                     18.2%       17.5%                   18.9%
--------------------------------------------------------------------------------
EBIT                                   429         342         +25%        275
EBIT/REVENUES:                       14.7%       14.1%                   15.5%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net interest expense                  (28)        (30)                    (11)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net income excluding minorities        237         215         +10%        160


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(before amortization of goodwill)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net income excluding minorities        147         151          -3%        128
(after amortization of goodwill)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Headcount                           35,681      20,592                  20,340
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
DEBT-TO-EQUITY RATIO                  0.83       0.73*                    0.99
--------------------------------------------------------------------------------
* 1.25 IF CVRS (PAID IN MAY 2002) ARE RECORDED IN NET DEBT.

ADVERTISING

1. PUBLICIS WORLDWIDE NETWORK

The Publicis Worldwide network generated revenues of EUR 1,019 million in 2002, down 6.6% from EUR 1,091 million in 2001.

Regions worst affected by the market slump included the US and Canada, although there were some signs of firming in the final quarter, as well as Europe as a whole, with Germany, the Netherlands, Scandinavia and countries to the south all feeling the full brunt of economic slowing from the second quarter on. However declines were more limited in France, while the UK and some other European markets even saw rises. Healthy annual gains were reported in the Asia-Pacific area, Latin America and the Middle East throughout the year.

Net income of the Publicis Worldwide network showed a modest decline from 2001.

New business booked by the network included the worldwide accounts for Hewlett Packard/Compaq products and solutions (advertising and relationship marketing) and Allied Domecq (Kahlua, Beefeater and Stolichnaya). New local and regional accounts included Hygena, Loewe, Bacardi, PMU and AGF in France; Hotwire, Tower Records, Old National Bankcorp, Curves for Women, Denny's, Sara Lee/Champion and JustMySize, and Ghirardelli Chocolate in the United States; Kia Motors in Canada; Bridgestone/Firestone in Mexico; Prigat and Energy Snacks & Bars in Israel; Kamis and Generali in Poland; Grupo Santander in Portugal; Fumas and Anatel in Brazil; Migros, ICN and Pfister in Switzerland; the Ministry of
Traffic in the Netherlands, Vobis Microcomputer and Berliner Sparkasse in Germany; the Army and Ferrero in the UK; the Victoria State Government, Nike and Nescafe in Australia; Uni2 and SaraLee/Sanex in Italy; Turespana, Banesto and Linea Directa in Spain; Nestle (water) in Austria; Nestle/Aquarel in the Czech Republic; Coca-Cola in Korea and New Zealand; Akai in India; and Akbank/Axess in Turkey.

IN FRANCE, where market conditions took a marked turn for the worse from the second quarter on, revenues came to EUR 217 million, showing little change from 2001. The Publicis Conseil Group, benefiting from a healthier cost structure, focused efforts on enhancing its creative offering and winning new clients. It successfully continued the development of its holistic approach to client relations.

BUSINESS IN THE REST OF EUROPE generated revenues of EUR 337 million, down 14.1% from EUR 393 million in 2001. The most satisfactory performances were in Northern Europe, with advertising business up in the UK and Denmark. In contrast, revenues declined significantly in both Germany and the Netherlands. No sizeable new accounts were won in the Netherlands to offset the end of the European Central Bank's campaign for the launch of the euro. In Germany, Publicis lost accounts with Wal-Mart and Citibank, while overall business suffered from the impact of the economic slump on advertising spend. To the south, recession had a severe impact on our operations in Spain and, to a lesser extent, Italy, although accounts recently booked make for more reassuring prospects in 2003. Greece was an exception, showing relatively healthy growth, as did Croatia and the Czech Republic.


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In the ASIA-PACIFIC REGION, revenues came to EUR 88 million compared with EUR 84 million in 2001, showing a like-for-like rise of 3.6%. A number of regional markets picked up from the first quarter on, making for satisfactory revenue growth in Australia, New Zealand, Korea, the Philippines, India, Thailand and Indonesia. However, business in other countries fell back, particularly for agencies in China and Japan.

In AFRICA AND THE MIDDLE EAST, revenues came to EUR 32 million, with a like-for-like rise of 9% driven by the performance of Publicis-Graphics in the Middle East and recovery in South African business. Conditions remained difficult in Israel.

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In LATIN AMERICA,  revenues  amounted to EUR 36 million,  showing a 7.3% organic rise. Growth in Mexico, Chile, Colombia and Venezuela offset steep falls in Peru, Argentina and Uruguay. Revenues in Brazil were practically unchanged from the previous year. A major strategic development came in July 2002 with the acquisition of Arredondo/De Haro in advertising and design agency Art y Mana, a move that doubled the size of Publicis business in Mexico.

In CANADA, Publicis generated revenues of EUR 33 million, showing a 9.5% organic decline from 2001.

In THE UNITED STATES, advertising agencies in the Publicis network -- Publicis & Hal Riney, Publicis Evans, Publicis Bloom and Burrell -- generated revenues of EUR 227 million, down 8.4% from EUR 248 million in 2001. The organic decline was a more moderate 3.6%. Most agencies improved revenues in the second half, reporting year-on-year rises. Publicis & Hal Riney suffered a steep fall, due in particular to the loss of the Saturn and First Union/Wachovia accounts. However the recently booked worldwide account for Hewlett-Packard/Compaq products and solutions began to put new life into the agency and turn the trend around towards the end of the year.

2. SAATCHI & SAATCHI WORLDWIDE NETWORK

The Saatchi & Saatchi network generated revenues of EUR 665 million in 2002, showing a 4.6% decline from 2001. However, there was an organic rise of 1.4%. Revenues were up in most regions with the exceptions of Europe and, even more, the Middle East. Revenues fell organically 1% in Europe and rose 2.7% in the US, increasing 1.2% in the Asia-Pacific area and 7.4% in Latin America.. These good performances were mainly due to increases in business with the network's major clients: Procter & Gamble, General Mills and Toyota. Impetus also came from new worldwide accounts including Pillsbury, KitchenAid and Pampers, as well as others for Europe.

Saatchi & Saatchi Worldwide's creative flair and commercial drive won recognition with a string of awards during 2002 and at the beginning of this year. It was the most awarded agency at the Cannes Festival and it was named Global Agency Network of the Year by Ad Age and AdWeek, and was ranked first for new international business by Ad Age.

Net income of the Saatchi & Saatchi network showed a steep rise, particularly in North America and Europe, and profitability goals were achieved only two years after its acquisition.

NEW BUSINESS BOOKED BY SAATCHI & SAATCHI WORLDWIDE in 2002 included in particular: international accounts (excl. US) for General Mills/Pillsbury (Green Giant, Old El Paso, Betty Crocker, etc.) for Chantelle (lingerie), the region of Sicily (Italy) and Bulgari (perfumes); Toyota Avensis in Europe, an account extension in Europe for Tiscali; PayLess Shoes in Latin America; T-Mobile and CPW/Cookie Crisp Cereal in the UK; Dell and Shenzen Telecom in China; SmarTone Mobile in Hong Kong; the Singapore Navy, Petron Corporation in the Philippines; Turner International in Argentina; Visa, Extra supermarkets and ATL Telecom in Brazil; account extension for Verizon in Puerto Rico; Playwin Infraves (on-line lottery) in India; Cadbury chocolates in the United Arab Emirates; Pampers (Asia, North and South America) and Kandoo (Europe) for Procter & Gamble; Toyota Motor Sales (4Runner, Martrix and Corolla), KSL Resorts, KitchenAid and Boost Mobile in the US; Olympus in Australia; Imperio Bonanca (insurance) in Portugal; NEPAD in South Africa.

In THE UNITED KINGDOM, revenues showed an organic decline of 3.5% to stand at EUR 83 million. The London agency lost the Lloyds TSB, British Army and Telewest accounts during the year and undertook extensive reorganization. Yet it has also showed some renewed pace, recently booking the Royal Bank of Scotland account. Saatchi & Saatchi London was named Agency of the Year at the Cannes Festival, rewarding the creativity of its "Club 18-30" campaign.

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In the REST OF EUROPE,  agencies  in  Germany  and Italy  reported  satisfactory revenue growth despite unfavorable economic conditions, but trends took a turn for the worse in France and Spain after the second quarter. All other agencies in the network faced generally adverse conditions, except in Denmark. Total revenues in the region came to EUR 101 million.

In NORTH AMERICA, like-for-like revenues were up 2.7%, totaling EUR 321 million. Business performances improved markedly in the course of the year due to increased inflows from Procter & Gamble, Toyota/Lexus and General Mills, as well as the first benefits of new accounts with Pillsbury and KitchenAid. Declines in the revenues of Rowland, hit by a fall in business with DuPont, were offset by good performances from New York and Los Angeles agencies, TeamOne, and Conill Advertising, the Hispanic agency. In contrast, Klemtner, specializing in healthcare communications, reported a decline in revenues as pharmaceutical companies cut advertising and new product launches fell off.

In LATIN AMERICA, Saatchi & Saatchi reported an overall organic rise of 7.4%, with revenues of EUR 41 million reflecting a good performance from the Puerto Rico agency. However, business in Brazil and Mexico fell off. US-based hispanic agency Conill tied up with Nazca in South America to consolidate positions across Latin American communities.

In the ASIA-PACIFIC REGION, organic growth remained satisfactory at 1.2% and revenues for the year came to EUR 94 million. Good results from agencies in China, Taiwan, Thailand, Malaysia and India offset falls in Singapore, Australia and New Zealand. Revenues in the last two countries suffered from the loss of several accounts at the end of 2001: NRMA in Australia, and Westpac and Lion Nathan in New Zealand.

In the MIDDLE EAST, good performances in Egypt and Saudi Arabia failed to offset a decline in the business of Saatchi & Saatchi Dubai.

3. LEO BURNETT WORLDWIDE

The Leo Burnett network, part of the Bcom3 group, came into the Publicis fold on September 24, 2002. Revenues for 2002 came to EUR 748 million, showing an organic decline of 5.6%. Like other businesses in North America, Leo Burnett reported a marked improvement at the end of the year. During the year, the network reinforced ties to existing clients and won a significant number of new accounts. These included Lexmark, EarthLink, Gap and Beck's in the US, Visa International in South America, and the worldwide brand strategy account for Morgan Stanley. The main account lost during the year was USPS in the US.

4. D'ARCY WORLDWIDE

A unit of Bcom3, the D'Arcy network was also consolidated from September 24, 2002. However, it was decided to redistribute its accounts and staff units across the Publicis group's three main networks. With the support of a large majority of the clients concerned, this process got under way in October 2002 and should be completed in the first half of 2003. Based on information available at the end of February, everything has gone smoothly to plan, with no significant loss of clients or key staff. Approximately 44% of D'Arcy's business, made up of the Detroit agency and a large part of its European operations, has been transferred to Leo Burnett. Most other US business has been allocated to Publicis Worldwide (22%), as well as agencies in the Asia-Pacific area and Latin America. In the meantime, Saatchi & Saatchi reinforced its positions with clients such as Procter & Gamble and General Mills. Some other accounts and staff are joining Kaplan Thaler and ARC Marketing.

D'Arcy's 2002 revenues came to EUR 459 million, showing an organic decline of 10.5% largely due to the loss of Mars, Pampers and Burger King accounts.

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5. FALLON WORLDWIDE NETWORK

Fallon Worldwide revenues for 2002 came to EUR 88 million, showing an organic decline of 12.8% on the previous year. Fallon US continued to bear the full brunt of the US recession, which has dealt a severe blow to many of its clients in sectors including tourism, transport, financial services and information technology (United, Citibank, Holiday Inn and EDS). It also lost accounts for Long John Silver, Timex and Nikon. In contrast, Fallon London continued to expand rapidly. At the end of June, Fallon, in tandem with Publicis, won the worldwide account for the Nestle/Purina brand and a number of other pet food brands in the same division. In early November, Fallon London won the Sony account for Europe, which had recently been put out for review. These successes, as well as other new accounts including Speedo worldwide, Noble House, Bibendum, and SCA Velvet in the UK and SoBe, Guidant, and Dyson in the US, should put the network on a more favorable track in coming months.

6. OTHER ADVERTISING AGENCIES

Other main agencies within the scope of consolidation are Beacon Communications in Japan, Kaplan Thaler Group in the US and multicultural agency Pangea Group, also in the US.

MEDIA BUYING AND CONSULTANCY

1. ZENITHOPTIMEDIA

Set up in October 2001 with Publicis Groupe SA holding 75% and Cordiant the remaining 25%, ZenithOptimedia has been consolidated since October 1, 2001. Apart from Bcom3, this represents the main change in the scope of consolidation for 2002. Revenues for 2002 came to EUR 235 million showing an organic rise of 4.2%.

Units of Zenith Media and Optimedia have been brought together on all major markets except Spain and the US, where this was not possible due to client relationship issues. Administrative and research resources have been pooled in the interest of efficiency.

Trends in new business remained firm in 2002. New accounts included Nestle in Germany, AstraZeneca/Crestor, Schering Plough/Claritin OTC, Allied Domecq and General Mills/Pillsbury (media planning) in the US; Toyota in France; and British Airways (media planning) and Hewlett Packard/Compaq worldwide. Main accounts lost were British Telecom, EonMobil and Colombia TriStar. Other gains were MBNA Credit Card in Europe; an extension with Georgia Pacific, HSBC, Curves for Women and Hermes in the US; Pillsbury, Kia Motors and General Mills in Canada; Gap; Central Office of Information/Inland Revenue, Central Office of Information/Works and Pensions, and Allied Domecq/Malibu as well as extensions to Woolworth's and British Airways accounts in the United Kingdom; National Bank/MLC and Pfizer in Australia; Gap and Sagem in France, LAE (lottery) in Spain; SCV/StarHub and Zuji.com in Singapore; McDonald's, Chun Lan, China Mobile, YiBai Pharmaceutical and Lexus in China; extension of Nestle account in the Philippines; Benja Cereal in Thailand; Weichuan Foods in Taiwan; Kotsovolos in Greece; Co-op in Norway; L'Oreal and Pfizer in Mexico; Vestel Group in Turkey; and Cussons in Poland.

Optimedia entities operating France, Spain, the Netherlands, the US and, to a lesser extent, the UK, recorded healthy rises in revenues, reflecting accounts won in 2001 and early 2002 as well as increased business flows with existing clients. German business picked up in the third quarter, largely due to a rise in spending by one major client.

Zenith Media reported satisfactory revenue growth in the US and the UK, with new accounts booked in 2001 (including General Mills, Schering Plough and AstraZeneca) and in early 2002. Other European operations of Zenith Media suffered an overall decline in revenues, in particular due to the loss of the Procter & Gamble account for some countries in 2001.

2. STARCOM MEDIA VEST GROUP

Consolidated together with Bcom3 from September 24, 2002, Starcom MediaVest reported revenues of EUR 483 million in 2002, with organic growth at 10.5%. This vigorous rise reflected reinforcement of business with major clients (including Procter & Gamble, General Motors, Disney and Kellogg's) as well as persistently strong inflows of new business. New accounts included Sun Microsystems, EarthLink, Toys R Us, Storage Tek and Heineken in the US, Bellsouth in Latin America, Sony in Australia, and Honda Motors and British Telecom in Europe. The most significant loss was the Burger King account.

MEDIA SALES -- MEDIAS & REGIES EUROPE

Billings of MEDIAS & REGIES EUROPE, totaled EUR 507 million in 2002, showing a decline of 8.9% Revenues were down 3.9% from EUR 132 million to EUR 127 million, with the organic decline at 2.8%.

From the first quarter on, Medias & Regies Europe suffered a severe blow from cuts in spending by a number of French advertisers. While revenues firmed a little in the second quarter, with June a particularly good month, they fell back sharply in the third quarter, when press and outdoor advertising were particularly hard hit. Trends in the closing months were steadier. Over the year as a whole, the most resilient sectors were radio, outdoor advertising and cinemas. Metrobus subsidiaries SMA and SPP were consolidated for the first time in 2002.

Billings for PRESS ADVERTISING declined 7.7% to EUR 173 million, while revenues were down 8.1% to EUR 32 million. Magazines tended to hold up better than dailies, which suffered from declines in classified advertising. However, Le Monde benefited from its top ranking and did better than rivals.

In OUTDOOR ADVERTISING, billings slipped 3.7% to EUR 185 million, but revenues were up 3.8% to EUR 67 million.

   o The METROBUS GROUP, suffering from the fall in advertising budgets, reported a 16% decline in like-for-like revenues, with the total for the year at EUR 34 million. The fall was particularly steep in Spain, where
     Publisistemas lost its contract as advertising representative for the Madrid subway at the end of 2001. Subsidiary Sodex also suffered a steep fall.

   o The PUBLEX/JC DECAUX NEDERLAND GROUP, operating in the Netherlands, increased billings and achieved a 6.7% rise in revenues to EUR 33 million. This reflected high utilization rates for its space, rewarding aggressive sales.

Radio suffered from the general downturn in advertising markets, but Regie 1, representing the Europe 1 AM station in France, held up well. The combined billings of the company and Intervoz in Portugal came to EUR 94 million, while revenues of EUR 15.4 million showed a decline of 26.7% from 2001.

Cinema advertising representation through Mediavision reported a 4.2% rise in billings to EUR 51 million. Business was hard hit by the slump in the advertising market as well as difficulties with international expansion, but benefited from the successful opening of a large number of multi-screen cinemas in France. International representation contracts are currently being renegotiated and strategy for expansion outside France is being reviewed.

Revenues amounted to EUR 11 million, showing little change from 2001 at constant scope of consolidation.

Interactive activities, now limited to press advertising representation managed by Media & Regies Europe, did not cause any significant losses.

SPECIALIZED AGENCIES AND MARKETING SERVICES

1. CORPORATE COMMUNICATIONS

PUBLICIS CONSULTANTS reported revenues of EUR 57 million in 2002, a year marked by general contraction in demand for communications consultancy and PR services. In the first half, Publicis Consultants made two major acquisitions, one a majority interest in Johnston & Associates, a lobbying specialist based in Washington, and the other Van Sluis Consultants, a Dutch public relations and design agency.

MANNING SELVAGE & LEE, which joined the Group with Bcom3, reported revenues of EUR 93 million in 2002, suffering an organic decline of approximately 8% amid particularly testing conditions in the US. During the year, MS&L made three major acquisitions-- Haas MS&L in the US, Chiappe Revello in Italy and Andreoli MS&L in Brazil (Sao Paulo) -- and extended its networks of partnerships in a number of major cites.

2. INTERACTIVE COMMUNICATIONS

The group's interactive businesses are mainly integrated into the operations of the Publicis Worldwide network described in the relevant section. In September 2002, they expanded with the addition of several Bcom3 entities, in particular Semaphore Partners, which reported revenues of EUR 21 million for the year.

3. RELATIONSHIP MARKETING

FRANKEL in the US continued to face testing conditions as a number of major clients pruned budgets heavily, a situation worsened by the loss of the Frito Lay account at the end of 2001 and then the US Postal Services account. Revenues in 2002 came to EUR 77 million, showing an organic decline of 14.6% from 2001.

The marketing service subsidiaries PUBLICIS DIALOG, are included in the Publicis Worldwide network and ILEO is part of Leo Burnett network. In 2002, the ARC Marketing network was still part of the D'Arcy advertising network.

THE TRIANGLE GROUP in the UK reported revenues of EUR 20 million in 2002, with organic growth from 2001 reaching 8.6%.

4. HEALTHCARE COMMUNICATIONS

The absence of significant growth in the US market for healthcare communications reflects a reduction in the number of new products approvals granted by the FDA as well as increasingly tight official scrutiny of communications from pharmaceutical firms. Competition among agencies in the sector has also stiffened. Against this backdrop, NELSON'S revenues for 2002 showed an organic decline of nearly 10% to stand at EUR 126 million. This reflected the combined effects of spending cuts by some clients, termination of some contracts, declines in outsourced sales force business and the absence of public relations revenues which continued to make a contribution in the first half of 2001. Medical marketing business showed a modest decline on a year. All told, Nelson's net income for the year fell sharply. Reorganization of healthcare communications business and the upcoming launch of Publicis Healthcare Group should provide a basis for Nelson to make a fresh start in 2003. Operations will be clearly focused on its strong points and will better match the demands of the US market.

MEDICUS GROUP, which joined Publicis along with Bcom3 in September 2002, generated revenues of EUR 83 million for the year, showing an organic decline of approximately 8%. This is essentially attributable to deteriorating performances in Japan and Australia, not fully offset by new accounts and improvements in Europe and North America.

OTHER BUSINESS

The PUBLICIS DRUGSTORE in Paris closed at the end of December 2001 for extensive refurbishing expected to last 18 months. The new concept, developed by well-known architect Michael Saee, should restore the site's standing as a unique, avant-garde venue, as it was in its early years.

STATEMENT OF INCOME

Consolidated group revenues for the year to December 31, 2002 rose 20.2% to total EUR 2,926 million. The increase was attributable to consolidation of Bcom3 over a quarter plus five days, as well as some other changes in the scope of consolidation, in particular inclusion of Zenith Media. Exchange rates had a negative impact, trimming EUR 77 million off the total, mainly because of the euro's steep rise against the dollar. Revenues showed an organic decline of 3.9%. The revenues of Publicis alone came to EUR 2,366 million, a decline of 2.8% or 3.4% like for like, while the contribution of Bcom3 to consolidated revenues was EUR 559 million.

Payroll expense edged up from 56% of revenues in 2001 to 56.7% in 2002, reflecting the disparity with the former Bcom3 group. Other operating expense was down from 27.2% of revenues in 2001 to 25.8% in 2002, a steep decline reflecting major savings achieved through streamlining of organization during the year.

Amortization and depreciation amounted to EUR 104 million compared with EUR 84 million in 2001.

Operating income was up 25.4% from EUR 342 million to EUR 429 million.

EBITDA represented 18.2% of revenues and EBIT 14.7%, compared with 17.5% and 14.1%, respectively, in 2001. This rise should be considered with caution, since the contribution of Bcom3 was only in the final quarter, traditionally the most profitable period of the year. For Publicis alone, EBITDA represented 17.3% of revenues and EBIT 13.8%, in line with management expectations.

Net Interest expense eased from EUR 30 million to EUR 28 million, a decline relating to falls in interest rates and the positive effects of refinancing with convertible and exchangeable bonds carrying low coupons. However benefits were in large part offset by the impact of bonds with attached equity warrants issued to finance the Bcom3 acquisition.

Exceptional items, principally costs relating to the closure of unprofitable agencies in several countries, represented a net charge of EUR 3 million compared with a charge of EUR 8 million in 2001.

The effective tax rate came to 33.1%, showing a modest rise that reflects the high 39.5% rate charged on Bcom3. The rate applicable to Publicis alone was 30.9%.

Interests in the income of affiliates accounted for by the equity method dropped from EUR 9 million to EUR 3 million as a result of the full consolidation of Zenith Media following its tie-up with Optimedia. For the same reason, minority interests in earnings rose from EUR 19 million in 2001 to EUR 29 million in 2002.

Amortization of goodwill on acquisitions amounted to EUR 93 million compared with EUR 65 million in 2001. The rise reflects the impact of acquisitions that included a number of specialized agencies and marketing service businesses, as well as an additional 25% interest in Zenith Media and, most importantly, Bcom3 in the final quarter.

Consolidated net income excluding minorities amounted to EUR 237 million before amortization of goodwill, a rise of 10% from EUR 215 million in 2001. After amortization of goodwill, net income excluding minorities was EUR 147 million, showing a decline of 2.6% from 2001.

Net earnings per share came to EUR 1.63 before amortization of goodwill, showing a rise of 5.2% from 2001. Diluted net earnings per share came to EUR 1.51 before amortization of goodwill, a decline of 2.6% from 2001.

BALANCE SHEET & DEBT

Consolidated shareholders' equity rose from EUR 372 million at December 31, 2001 to EUR 1,601 million at December 31, 2002. This amount includes EUR 1,501 million in shareholders' equity excluding minorities, EUR 495 million in bonds redeemable in new or existing shares issued in connection with the Bcom3 transaction, and EUR 100 million in minority interests. The group's net financial debt at December 31, 2001 amounted to EUR 465 million, comprising EUR 270 million in ordinary net debt and EUR 195 million in CVR commitments. At December 31, 2002, it showed a significant rise to EUR 1,330 million, mainly as a result of the issue of bonds with attached equity warrants in connection with the Bcom3 transaction. Net financial debt thus represented 83% of consolidated shareholders' equity.

Goodwill on acquisitions rose from EUR 993 million at December 31, 2001 to EUR 3,028 million at December 31, 2002, reflecting the addition of EUR 2,134 million relating to Bcom3. Net intangible assets rose from EUR 199 million at December 31, 2001 to EUR 879 million at December 31, 2002, again as a result of the Bcom3 transaction. In addition, the Bcom3 transaction led to the establishment of a provision for contingencies and future costs. This is to cover costs relating to the integration program announced in October (which involves closure of Bcom3 headquarters, merger of D'Arcy business and the creation of shared resources, among other things) of EUR 214 million, EUR 57 million for a mark to market adjustments of leases, as well as EUR 242 million for the termination of leases as part of a program to rationalize use of business premises.

Cash flow from operations came to EUR 393 million in 2002, a rise of 51.7% from EUR 259 million, which naturally reflects consolidation of Bcom3. Changes in working capital requirement resulted in an inflow of EUR 183 million following outflows in the two previous years. This reflected both the efforts to improve working capital requirement initiated in 2001 and a strong inflow at Bcom3 in the final quarter.

At the beginning of May 2002, the Group paid EUR 196 million to holders of Publicis CVRs in fulfillment of undertakings given to former Saatchi & Saatchi shareholders in 2000. Net acquisitions of fixed assets amounted to EUR 64 million in 2002 and equity acquisitions after deduction of divestment proceeds to EUR 75 million, reflecting the highly selective policies applied during the year.

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By decision of the  Management  Board dated July 8, 2000, own shares held by the
Group are now  treated  differently.  Previously  held solely for the purpose of
employee   stock-option   plans,  and  for  this  reason  booked  as  marketable
securities, they will in future be available for a variety of purposes such as the conversion of bonds convertible into new shares or exchangeable for existing shares, the redemption of bonds redeemable in existing or new shares, or the exercise of equity warrant attached to bonds issues in connection with the Bcom3 transaction. In view of this, purchase of own shares are considered investments. Group expenditure on purchases of own shares amounted to EUR 180 million in 2002.

PUBLICIS GROUPE SA (PARENT COMPANY)

Operating revenues of parent company Publicis Groupe SA, made up exclusively of real-estate rents and management fees, amounted to EUR 11 million in 2002 compared with EUR 11.4 million in 2001.

Financial revenues rose from EUR 68 million to EUR 93.4 million, an amount consisting of EUR 56.7 million in revenues on investments in subsidiaries and EUR 25.3 million in other interest, in particular that generated by the temporary placement of the EUR 690 million received for the Publicis issue of bonds convertible into new shares or exchangeable for existing shares.

After deduction of EUR 30.3 million in operating expense and EUR 86 million in interest and other financial expense, and the addition of EUR 1.6 million for its equity in the earnings of partnership companies, the company showed a pre-tax profit on ordinary business amounting to EUR 8.4 million, compared with EUR 23.4 million in 2001. This reflects a highly exceptional provision of EUR
38.4 million for the decline in value of Publicis own shares held by the company to allow for the difference between the historical cost of EUR 24.88 per share and the market price of EUR 21.73 at December 31, 2002, amortization of the premium on bonds convertible into new shares or exchangeable for existing shares in an amount of EUR 11.5 million, and provisions for foreign exchange losses.

Overall, parent company Publicis Groupe SA, the Group's parent company reported a net loss of EUR 926 million for 2002, compared with a loss of EUR 469 million in 2001. This high loss is due to exceptional items representing a net charge of EUR 934 million. Changes in the legal structure of the group whereby the interest in Saatchi & Saatchi Ltd held by Publicis Groupe SA was transferred in full to Publicis Worldwide BV resulted in the recognition of a capital loss amounting to EUR 757 million, partly offset by the recovery of a provision amounting to EUR 496 million established in 2001, thus leaving a net charge of EUR 261 million. The other exceptional charges include a provision of EUR 553 million to reflect the decline in the value of Bcom3 shares compared with its book value and a provision of EUR 120 million for Publicis USA Holdings shares to reflect the decline in the value of some of its investments in subsidiaries.

LEGAL AND FINANCIAL DISCLOSURES

ACQUISITIONS OF EQUITY INTERESTS IN COMPANIES HEADQUARTERED IN FRANCE

As provided under article L. 233-6 of the French Commercial Code, we inform you of the acquisition of a 98.62% interest in the equity of SFPP Holdings, a SOCIETE EN NOM COLLECTIF established by Publicis Groupe SA in association with D'Arcy Massius Benton & Bowles on December 20, 2002.

CAPITAL INCREASE OF PUBLICIS GROUPE SA

Pursuant to the Seventeenth Resolution adopted the Combined Ordinary and Extraordinary

General Meeting of June 18, 2002, a capital increase in cash amounting to EUR 22,500,000 was effected by the issue, with preferred subscription rights of existing shareholders waived, of 56,250,000 shares for the benefit of Philadelphia Merger LLC. The shares, which have a nominal value of EUR 0.40 each, were issued at EUR 30.50, setting the issue premium at EUR 30.10 each. All the new shares were fully paid up and subscribed by Philadelphia Merger LLC on September 24, 2002.

DISTRIBUTION OF DIVIDENDS

After the 10% increase in dividend approved last year, we propose an increase of 9% in the dividend per share. This is in keeping with our commitment to raise the portion of profits distributed as dividends by stages. However, in view of the EUR 926,173,247 loss recorded in the 2002 financial year, the total amount of dividends will be drawn from issue and merger premiums. The total to be paid out on this basis is EUR 46,848,511, compared with EUR 29,422,978 in the previous year.

We thus propose to charge the net loss of  EUR  926,173,247
for the year to issue and merger premiums of           EUR 3,538,873,409
setting the  distributable  balance  under
"issue and merger  premiums"  at                       EUR 2,612,700,162
which we propose  that you  allocate to
dividends on shares in an amount of (EUR
0.24 x 195,296,325 shares)                             EUR 46,871,118.

This allocation is conditional on approval of the tenth resolution concerning the merger of Somarel, MLMS 2 and MLMS into Publicis Groupe SA. As provided under paragraph 4, article L 225-210 of the French Commercial Code, the dividends payable on shares held by the company itself at the date of payment will be deducted from the amount distributed out of issue and merger premiums.

If you approve the proposed allocation, the net dividend will be EUR 0.24 per share with nominal value of EUR 0.40, to which may be added a tax credit (AVOIR FISCAL) of EUR 0.12 per share.

In compliance with article L. 223-16 of the French Commercial Code, we remind you that dividends paid for the past three previous financial years were as follows (the amount indicated for 1999 being prior to the ten-for-one split effected on September 7, 2000):

o    1999 financial  year: EUR 1.70 per share (par value FRF 25), tax credit EUR
     0.85

o 2000 financial year: EUR 0.20 per share (par value EUR 0.40), tax credit EUR 0.10

o 2001 financial year: EUR 0.22 per share (par value EUR 0.40), tax credit EUR 0.11

OWNERSHIP

In compliance with the provisions of article L. 233-13 of the French Commercial Code, we inform you that shareholders owning more than 3% of the company's capital at December 31, 2002 were Societe Anonyme SOMAREL (15.79%), Ms. Elisabeth Badinter (3.96%) Publicis Groupe S.A. (6.52% in treasury stock) and Dentsu Inc. (18.11%, including 14.63% in full equitable and legal ownership). We remind you that Dentsu has undertaken to limit its voting rights to 15% and that Ms. Elisabeth Badinter and Dentsu have entered into shareholders' agreement with a duration of 12 years.

EMPLOYEE SHARE OWNERSHIP

Shares held by employees  through  company  savings  plans and as defined  under article 225-102 did not represent a significant interest at December 31, 2002.

It should be noted that following the merger process to be submitted for the approval of the Combined Ordinary and Extraordinary General Meeting of May 15, 2003, the SOMAREL FCPE (company investment fund), which is invested in 117,353 SOMAREL shares, will hold 1,173,530 Publicis shares. Publicis Groupe SA employees will then hold 0.6% of equity.

SOCIAL RESPONSIBILITY INFORMATION PROVIDED PURSUANT TO PARAGRAPH 4, ARTICLE L. 225-102 OF THE FRENCH COMMERCIAL CODE

The Publicis group has always required all employees to comply with the law and regulations of the country they work in. The Group aims for sustainable growth, building a vision that allows for continued development in a horizon beyond short-term economic visibility.

As a result it is attentive to social responsibilities and the principles of good corporate governance as a basis for the sustainability of its business development.

Finally, the sector the group operates in does not represent any risk to the environment and there is no need to set up a committee for this purpose.

SAATCHI & SAATCHI SHARE SWAP OFFER

As part of the swap offer for Saatchi & Saatchi shares and more specifically under the authorization granted to the Management Board by the Third and Fourth Resolutions approved by the General Meetings held on August 29, 2000, June 14, 2001 and June 18, 2002, the Management Board had, as consideration for Saatchi & Saatchi shares presented for exchange, issued a total of 45,380,419 new Publicis Groupe S.A. shares and 45,349,849 contingent value rights (CVRs) at December 31, 2002. This figure includes shares issued after the acquisition in connection with options exercised under Saatchi & Saatchi stock option plans. The contingent value rights, valid for a period of 18 months from issue, expired on March 7, 2002.

On March 1, 2003, Saatchi & Saatchi option holders that had exercised their options received, as consideration for the Saatchi & Saatchi shares contributed to the offer, 4,143,529 Publicis Groupe S.A. shares.

The Management Board confirms what it stated to the Meeting of June 14, 2001, namely that it has not granted any options for the subscription of new Publicis Groupe S.A. shares or the purchase of existing Publicis Groupe S.A. shares as an inducement for the holders of Saatchi & Saatchi options to forego their entitlements. The right of holders to exercise these options has thus been maintained as previously stated.

STOCK OPTIONS

As a result of the merger of Publicis Communication into Publicis Groupe S.A. on December 11, 1998, 62,397 stock options previously issued and allocated by Publicis Communication were recovered by Publicis Groupe S.A. and converted into 935,970 options for the subscription of Publicis Groupe S.A. shares with a par value of EUR 0.40.

The Extraordinary General Shareholders' Meeting of August 29, 2000 authorized your Management Board to issue, on one or several occasions, options entitling holders to purchase or subscribe existing shares of the company within the limits provided by law.

Beneficiaries are entitled to exercise this option to purchase or subscribe to shares during a period of ten years.

As part of the authorization granted under the Seventh Resolution approved by the Extraordinary General Meeting of August 29, 2000, the Management Board granted in fiscal 2002 a total of 329,600 options for the purchase of Publicis Groupe SA shares.

During the year, 45,590 stock options were exercised.

At December 31, 2002, a total of 4,322,785 options for the subscription or purchase of shares with a par value of EUR 0.40 each remained outstanding.

TREASURY STOCK

In 2002, Publicis Groupe S.A. acquired a number of its own shares, in particular under the authorization granted by the General Meeting of June 18, 2002. This was the object of an information notice filed with the Commission des Operations de Bourse on May 31, 2002 under the number 02-659.

A total of 8,225,213 Publicis Groupe S.A. shares were acquired during the year at an average price of EUR 22.14 each.

At December 31, 2001, the company held 12,790,600 own shares with a par value EUR 0.40 each, representing 6.52% of Publicis Groupe S.A. capital stock. These were acquired for total net cost of EUR 277,929,738 including a provision of EUR 40,295,998 for decline in value.

The authorization granted on June 18, 2002 is valid for a period of 18 months ending December 17, 2003 and sets the upper limit on purchases, including shares already acquired, at 10% of capital stock. The Management Board is authorized to amend the terms in the event of changes in related legislation. The purposes of these purchases will be, by declining priority:

- allotment to company employees to comply with profit-sharing obligations, on exercise of options or within the framework of a share ownership or employee savings program,
-    market intervention to steady the share price,
- transfer of shares by any means, in particular for the purposes of acquiring equity or assets of other countries, of converting bonds or allowing exercise of other securities providing access to the company's equity,
-    holding on company books,
-    cancellation to reduce capital an optimize earnings per share.


ISSUE OF NEW SHARES AND OTHER SECURITIES

ISSUE OF NEWS SHARES AND BONDS CONVERTIBLE INTO NEW SHARES AND/EXCHANGEABLE FOR EXISTING COMPANY SHARES
Under its Seventh and Eight Resolutions, the General Meeting of January 9, 2002 empowered the Management Board to increase, on one or several occasions, capital by a nominal amount of at most EUR 40,000,000, through the issue, with preferred subscription rights waived, of new shares and debt securities entitling holders to the allotment of shares, by conversion, exchange, redemption, presentation of warrant or any other means, whether at prescribed dates or at any time, up to a maximum nominal amount of EUR 800,000,000.

In January 2002, the Management Board made a EUR 690,000,000 issue of bonds convertible into new shares or exchangeable for existing shares. This issue, maturing in 16 years, is made up of 17,624,521 bonds issued at their par value of EUR 39.15 each and bearing interest at 1% a year. These bonds will be fully redeemed at the maturity date of January 18,2018 in an amount representing 134.59% of par.

Under its Thirteenth and Fourteenth Resolutions, the General Meeting of January 9, 2002 empowered the Management to increase, on one or several occasions, capital by a nominal amount of at most EUR 40,000,000, through the issue, with preferred subscription rights waived, of new shares and debt securities entitling holders to the allotment of shares, by conversion, exchange, redemption, presentation of warrant or any other means, whether at prescribed dates or at any time, up to a maximum nominal amount of EUR 900,000,000. The Management Board made no use of these authorizations in 2002.

ISSUE OF BONDS WITH ATTACHED EQUITY WARRANTS AND BONDS REDEEMABLE IN NEW OR EXISTING SHARES
These issues were made in accordance with business and in financial terms and conditions set forth in the information note filed with the Commission des
Operations de Bourse on May 16, 2002 and approved by the General Meeting of Publicis Groupe SA shareholders of June 18, 2002 under its Nineteenth and Twentieth Resolutions.

As empowered by the same General Meeting the Management Board and its Chairman finalized the issue contracts for the bonds with attached equity warrants and bonds redeemable in new or existing shares.

Publicis Groupe SA has applied for listing of these bonds with Euronext.

CORPORATE GOVERNANCE

Your Company is governed by a Management Board 'Directoire' and a Supervisory Board 'Conseil de Surveillance'. The rules recommended in the Bouton Report on corporate governance are designed for companies governed by a Board of Directors. The report recommends that these rules, particularly as regards the independence of Directors, should be adapted in the case of companies with a Supervisory Board.

The Supervisory Board of Publicis Groupe SA will determine appropriate criteria of independence in the course of 2003 and review, on the basis of these criteria, the position of each of its members, including those belonging to the Audit Committee and the Appointments and Compensation Committee.

These two committees were established in 2000.

The Appointments and Compensation Committee is made up of Ms. Elisabeth Badinter, Chairman, Mr. Henri Calixte Suaudeau and Mr. Gerard Pedraglio. Its principal duties are to propose the appointment and compensation of the corporate officers of the company and its main subsidiaries and to review general policies on compensation and the allocation of stock options. The committee met three times in 2002, with all members in attendance. It considered the terms of compensation, fixed and variable, received by the Group's senior managers. In general, the variable portion of compensation is dependent on the results of the entity concerned; in some cases, it may also include a portion dependent on the achievement of individual targets. It is thus calculated and paid in the year following the year it pertains to. The Committee examined and approved proposed allocations of stock options; all options granted in 2002 were for the purchase of existing shares and issued without a discount. It also approved renewals of terms of office and new appointments to the Supervisory Board and Management Board. The Committee's internal regulations are in the course of preparation.

The Audit Committee, made up in 2002 of Mr. Gerard Worms, Chairman, Mr. Simon Badinter and Mr. Jean-Paul Morin, is responsible for supervising the organization and conduct of audits to ensure the accuracy and fairness of financial statements, the efficiency and effectiveness of financial procedures, and the implementation of recommendations by external auditors. It approves budgets for the Group's external audit. This committee met four times in 2002, with all members in attendance, observing in particular that accounting and consolidation staff had been able to deal with the integration of Bcom3 in a satisfactory manner. At each of its meetings, the Committee received all appropriate information from the finance department and statutory auditors.

On March 6, 2003, the Committee examined proposed financial statements for 2002, hearing the Statutory Auditors, Finance Director and head of internal audits with no members of management present.

The Committee's internal regulations are in the course of preparation.

FEES TO SUPERVISORY BOARD MEMBERS

We propose that fees paid to members of the Supervisory Board in 2002 be set at EUR 2,500 for each meeting attended and that the same fee be paid to members of the Audit Committee for each meeting attended.

INFORMATION CONCERNING CORPORATE OFFICERS

As provided under article L 225-102-1 of the French Commercial Code, we set out below the total compensation, including benefits of all kinds, received by corporate officers, both from the company and companies controlled by the company within the meaning of Article 233-16 of the Commercial Code.

Where compensation includes both a fixed and variable component, the fixed component is indicated separately.

COMPENSATION  (IN EUROS)  PAID  DURING THE FISCAL  YEAR -
(gross  amount  before deduction of social and tax charges)

-----------------------------------------------------------------
                                       TOTAL GROSS   INCLUDING A
                                      COMPENSATION      FIXED
                                                     PORTION OF
-----------------------------------------------------------------

MEMBERS OF THE MANAGEMENT BOARD

  Maurice Levy                          1,795,300       480,000
  Bruno Desbarats-Bollet                  316,344       181,973
  Roger Haupt                             638,406 (1)   252,137 (1)
  Kevin Roberts                         2,334,524     1,109,403
  Bertrand Siguier                        326,737       188,737

MEMBERS OF THE SUPERVISORY BOARD

  Elisabeth Badinter                      193,102       193,102
  Sophie Dulac                              7,622         7,622
  Robert Badinter                           7,622         7,622
  Michel David Weill                        7,622         7,622
  Henri-Calixte Suaudeau                  136,389       136,389
  Monique Bercault                          7,622         7,622
  Helene Ploix                              7,622         7,622
  Gerard Worms                             10,163        10,163
  Amaury-Daniel de Seze                     7,622         7,622
  Simon Badinter                          285,497       212,085
  Michel Cicurel                            7,622         7,622
  Robert L. Seelert                       447,466       362,005
  Felix George Rohatyn                      7,622         7,622
  Yutaka Narita                                 -             -
  Fumio Oshima                                  -             -
------------------------------------------------------------------
(1) RECONSTITUTED COMPENSATION FOR ONE QUARTER (STARTING FROM THE DATE OF BCOM3 ACQUISITION THROUGH 31 DECEMBER 2002) BASED ON ROGER HAUPT'S ANNUAL COMPENSATION.

SHARE SUBSCRIPTION OR PURCHASE OPTIONS

--------------------------------------------------------------------------------
PUBLICIS GROUPE SA SHARE          NUMBER OF   TYPE OF    PRICE   MATURITY   PLAN
SUBSCRIPTION AND PURCHASE          OPTIONS     OPTION    (IN
OPTIONS GRANTED TO EACH           GRANTED /              EUROS)
MANAGEMENT BOARD AND              SUBSCRIBED
SUPERVISORY BOARD MEMBER AND     OR PURCHASED
OPTIONS EXERCISED BY THE LATTER
--------------------------------------------------------------------------------
OPTIONS GRANTED DURING THE FISCAL YEAR

  Maurice Levy                   220,000    Acquisition  29.79    2012   15th
                                                                        tranche

  Bertrand Siguier                15,000    Acquisition  29.79    2012   13th
                                                                        tranche
--------------------------------------------------------------------------------

LIST OF MANDATES AND FUNCTIONS IN ANY COMPANY HELD BY MEMBERS OF THE MANAGEMENT BOARD AND OF THE SUPERVISORY BOARD DURING THE YEAR

MANAGEMENT BOARD:
--------------------------------------------------------------------------------
MAURICE LEVY :                 Chairman & CEO - appointed November 27, 1987,
                               resident at 240 bis, boulevard Saint-Germain, Paris (75007), France

o     Chairman & CEO           Publicis Conseil SA (France)

o     Chairman of the Board    MLMS SA (France)

o     Chairman                 Publicis.Net, Inc. (USA)
                               Publicis USA Holdings Inc. (USA)
                               D'Arcy Masius Benton & Bowles, Inc.

o     Vice-Chairman of the     Medias et Regies Europe SA
      Supervisory Board

o     Member of the Board      Zenith Optimedia Group Limited (UK)
                               Saatchi & Saatchi Limited (UK)
                               Optimedia Holdings Limited (UK)
                               Zenith Optimedia Group Limited (UK)
                               Multi Market Services Limited (UK)
                               Zenith Optimedia Group Limited (UK)
                               Philadelphia Merger Corp (USA)
                               U.S. International Holding Compagny Inc (USA)
                               Publicis.Eureka (Singapore)
                               Publicis.Romero (Mexico)
                               Publicis Communication (South Africa)
                               Publicis Johannesburg (South Africa)
                               Publicis Cape Town (South Africa)
                               Publicis.Argentina (Argentina)
                               Publicis Communications (Australia)
                               Publicis Communications (New Zealand)
                               Publicis Canada Inc (Canada)
                               Publicis.Unitros (Chili)
                               Publicis.Welcomm (South Korea)
                               Publicis.Ariely (Israel)
                               Publicis USA Holdings (USA)
                               Fallon Worldwide (USA)
                               Frankel (USA)
                               Publicis & Hal Riney (USA)
                               Publicis.Wet Desert (Malaysia)
                               Publicis.Pakistan (Pakistan)
                               Publicis.Ad-Link (China)
                               Publicis Casadevall Pedreno (Spain)
                               Publicis MMS (UK)

o     Director                 Cereol SA (France)

o     'Gerant'                 MLMS Gestion SARL (France)

o     Permanent representative
      of Publicis Groupe SA    Publicis Technology SA (France)

o     Permanent representative
      of MLMS Gestion          MLMS 2 SCPA (France)

BRUNO DESBARATS-BOLLET :       appointed November 27, 1987
                               resident at 7 rue de la Fontaine, Bailly (78870), France

o     Chairman & CEO of the    Medias et Regies Europe SA (France)
      Management Board

o     Member of the            MLMS2 SCPA (France)
      Supervisory Board        J.C. Decaux Nederland (Pays-Bas)

o     Director                 MLMS SA (France)
                               S.O.P.A.C.T. SA (France)

o     Member of the            Le Monde 2 Publicite SAS (France)
      Management Committee     Le Monde Publicite SA (France)
                               1-Regie.com SAS (France)

o     'Gerant'                 Regie 1 SCS (France)
                               Espaces Liberation SNC (France)
                               Regiscope SARL (France)

o     Permanent                Le Monde Publicite SA (France)
      representative           SO.MU.PI SA (France)
      of Medias et             Groupe Publicis Services SAS (France)
      Regies Europe            Metrobus SA (France)
                               Mediavision SA (France)
                               Promometro SA (France)
                               S.M.A. SA (France)
                               SODEX SA (France)
                               S.P.P. SA (France)

BERTRAND SIGUIER :     appointed June 17, 1999,
                       resident at 12 rue d'Auteuil, Paris (75016), France


o     Director                 Publicis Cachemire SA (France)
                               Publicis Technology SA (France)
                               Gantois SA (France)
                               HM Editions (France)

o     'Gerant'                 SFPP Holding SNC (France)

o     Member of the            Publicis Canada Inc
      Board                    Multi Market Services Groupe Limited (UK)
                               Publicis & Hal Riney (USA)
                               Publicis (Italy)
                               Optimedia Italia / More Media Italia
                               Carmi & Ubertis Design (Italy)
                               Publicis Hellas Advertising (Greece)
                               Publicis Worldwide Holdings B.V. (Netherlands)

o     Permanent
      representative
      of                       Institutionnel Design SA (France)
      Publicis.Net, Inc.

KEVIN ROBERTS:         appointed September 14, 2000,
                       resident at 57 Portland Road, Auckland, New Zealand

o     President &               Saatchi & Saatchi Worldwide Inc (USA)
      Chief Executive
      Officer

o     Member of the             Red Rose Limited (New Zealand)
      Board                     NZ Edge.Com IP Holdings Limited (New Zealand)
                                Team New Zealand Trestees Limited (New Zealand)

ROGER A. HAUPT :          appointed September 10, 2002
                          resident at 1934 N Howe Street, Chicago, IL 60614, USA

o     Director                  Bcom3 Holding Australia
                                LB Connaghan & May (Adelaide) (Australia)
                                LB Connaghan & May (Queensland) (Australia)
                                Leo Burnett (Sydney) (Australia)
                                Leo Burnett (Victoria) (Australia)
                                Starcom Media Australia
                                H&C Leo Burnett (Bahrain)
                                Leo Burnett SAS (France)
                                Bcom3 Holding Germany
                                Black Pencil (Italy)
                                Leo Burnett Advertising (Malaysia)
                                Starcom Worldwide (Mexico)
                                Leo Burnett (Netherlands)
                                N&W Holding (Netherlands)
                                Leo Burnett (New Zealand)
                                Leo Burnett Shanghai (China)
                                Leo Burnett del Peru (Peru)
                                Hemisphere Leo Burnett (Philippines)
                                Leo Burnett Holdings (South Africa)
                                Markom/Leo Burnett (Turkey)
                                Black Pencil (UK)
                                LB Europe/Middle East (UK)
                                West Wacker Holdings (UK)
                                Starcom MediaVest Group, Inc. (USA)

o     Chairman of the           West Wacker Holding Norway
      Board                     Bcom3 Management Corp. (USA)
                                Philadelphia Merger Corp. (USA)
                                Bcom3 Mexico

o     Chairman, President       Leo Burnett Italia (Italy)
                                Star Reachers SA (France)

o     'Co-Gerant'               Leo Burnett Holding France

o     General Manager           Michael Conrad & Leo Burnett (Germany)

o     Manager                   Leo Burnett SPRL (Belgium)
                                Black Pencil (France)

o     Supervisor                Leo Burnett Company (Taiwan)

SUPERVISORY BOARD:

ELISABETH BADINTER:              Chairperson - Member of the Supervisory Board
                                 since November 27, 1987 - Chairperson since
                                 April 29, 1996 resident at 38 rue Guynemer,
                                 Paris (75006), France

o     Chairperson of the         Medias et Regies Europe SA (France)
      Supervisory Board

o     Chairperson of the Board   Somarel SA (France)

o     Lecturer at Ecole
      Polytechnique (France)

o     Author

SOPHIE DULAC:                    Vice-Chairperson - Member of the Supervisory
                                 Board since June 25, 1998 - Vice-Chairperson since Juen 17, 1999 - resident at 86 avenue
                                 Niel, Paris (75017), France

o     Chairperson of the Board   Les Ecrans de Paris SA (France)

o     'Gerante'                  Sophie Dulac Productions SARL (France)

o     Vice-Chairperson of the    CIM de Montmartre SA (France)
      Board

ROBERT BADINTER:                 Member of the Supervisory Board since June 14,
                                 1996 resident at 38 rue Guynemer, Paris
                                 (75006), France

o     Emeritus Professor at Universite de PARIS 1 (Pantheon - Sorbonne, France)


MICHEL DAVID-WEILL:            Member of the Supervisory Board since June 21,
                               1990 resident at Viking's Cove, Peacock Lane,
                               Locust Valley, NY 11560, USA

o     Chairman Worldwide       Lazard LLC

o     Chairman & CEO           Lazard Freres Banque SA (France)
                               SA de la Rue Imperiale de Lyon (France)

o     Chairman - Associate     Maison Lazard SAS (France)
      Partner

o     Associate Partner        Lazard Freres SAS (France)

o     Managing Director        Lazard Freres & Co. LLC (USA)

o     Associate Partner        Partena SCS (France)
                               Partemiel SNC (France)

o     'Gerant'                 Parteman SNC (France)
                               Parteger SNC (France)

o     Director                 Eurazeo SA (France)
                               Fonds-Partenaire-Gestion (FPG) SA (France)

o     Vice-Chairman,           Groupe Danone SA (France)
      Director, Chairman of
      the Compensation Committee,
      Chairman of the Appointment
      Committee

o     Member of Investment     Corporate Advisors LP (USA)
      Advisory Board

HENRI-CALIXTE SUAUDEAU:        Member of the Supervisory Board since November
                               27,  1987 resident at 127 avenue Jean-Baptiste
                               Clement, Boulogne (92100), France


o     Director                 Publicis Conseil (France)

o     Director of the Real     Groupe Publicis Services (France)
      Estate Department

MONIQUE BERCAULT:              Member of the Supervisory Board since June 25,
                               1998 resident at 51 rue Berthier, Versailles
                               (78000), France

o     Technical Consultant to
      the Chairman & CEO of Medias
      et Regies Europe (France)


HELENE PLOIX:                  Member of the Supervisory Board since June 25,
                               1998 resident at 71 boulevard Arago, Paris
                               (75013), France

o     Chairperson              Pechel Industries SAS (France)
      Pechel Services SAS
      (France)

o     Director                 Lafarge SA (France)
                               Boots Group PLC (UK)
                               Ferring SA (Switzerland)

o     Director and             HRF6 SA (France)
      Vice-Chairperson         CAE International SA (France)

o     Permanent                Aquarelle.com SA (France)
      representative of        Financiere d'Or SA (France)
      Pechel Industries        Quinette Gallay SA (France)
                               Histoire d'Or SA (France)
                               IDM SA (France)
                               CVBG-Dourthe Kressman SA (France)
                               Panoranet SA (France)
                               CoSpirit SA (France)
                               Xiring SA (France)
                               Homerider Systems SA (France)

o     'Gerant'                 Helene Ploix EURL (France)

GERARD WORMS:              Member of the Supervisory Board since June 25,
                           1998 resident at 61 bis avenue de la Motte Picquet, Paris (75015), France

o     Associate Partner                 Rothschild & Cie Banque (France)
                                        Rothschild & Cie SCS (France)

o     Chairman                          Chaine Thematique HISTOIRE SA (France)
                                        S.G.I.M. SA (France)

o     Director                          Mercapital S.A. (Spain)
                                        Editions Atlas SA (France)

o     Member of the Supervisory Board   Metropole Television SA (France)
                                        Medias et Regies Europe SA (France)

o     'Censeur'                         Ondeo Degremont SA (France)
                                        Paris-Orleans SA (France)
                                        Francarep SA (France)
                                        SIACI SA (France)

AMAURY-DANIEL DE SEZE:        Member of the Supervisory Board since June 25,
                              1998 resident at 51 boulevard Beausejour, Paris
                              (75116), France

o     Chairman of the Board             COBEPA SA (Belgium)

o     Chairman                          PAI management SAS (France)

o     Member of the Supervisory Board   Gras Savoye SA (France)

o     Director                          Eiffage SA (France)
                                        Groupe Bruxelles Lambert SA (Belgium)
                                        Groupe Industriel Marcel Dassault SA
                                        (France)
                                        GIB Group SA (Belgium)
                                        Power Corporation du Canada Holding Ltd.
                                        (Canada)
                                        Pargesa Holding SA (Switzerland)
                                        United Biscuits Holding Ltd.(UK)

o     Member of the Executive           BNP PARIBAS SA (France)
      Committee

SIMON BADINTER:               Member of the Supervisory Board since June 17,
                              1999 resident at 2191 Anthony Drive, Bath,
                              OH 44333, USA

o     Member of the Management Board    Medias et Regies Europe SA (France)

o     Member of the Supervisory Board   Mediavision SA (France)

o     Director                          Somarel SA (France)
                                        Metrobus SA (France)

                                        Gestion Omni Media Inc. (Canada)
                                        Omni Media Cleveland Inc. (USA)

o     Chairman & CEO                    Medias et Regies America Inc. (USA)

o     Chairman & CEO                    Medias et Regies Europe Cleveland (USA)

o     Director of International         Medias et Regies Europe SA (France)
      Development

MICHEL CICUREL:               Member of the Supervisory Board since June 17,
                              1999 resident at 2 rue Alphonse Yvon,
                              Paris (75116), France

o     Chairman of the Management        La Compagnie Financiere Edmond
      Board                             de Rothschild Banque SA  (France)
                                        Compagnie Financiere Saint-Honore SA
                                        (France)

o     Chairman of the Board             e-Rothschild Services SA (France)

o     Director                          Banque de Gestion Edmond de Rothschild
                                        (France)
                                        Monaco SA (France)
                                        Banque Privee Edmond de Rothschild SA
                                        (Switzerland)
                                        LCF Rothschild Limited (UK)
                                        La Compagnie Financiere Holding
                                        Edmond SA
                                        et Benjamin de Rothschild (Switzerland)
                                        La Compagnie de Tresorerie Benjamin
                                        de Rothschild SA (Switzerland)
                                        Bollore Investissement SA (France)
                                        Bouygues Telecom SA (France)
                                        Cdb Web Tech (Italy)
                                        Cir International (Luxemburg)
                                        Rexecode (France)

o     Permanent representative of La    Assurances Saint-Honore SA (France)
      Compagnie Financiere Edmond de    E. de Rothschild Corporate Finance SA
      Rothschild Banque                 (France)
                                        LCF Rothschild Asset Management SA
                                        (France)
                                        LCF Rothschild Financial Services SA
                                        (France)
                                        LCF Rothschild Multi Management SAS
                                        (France)
                                        Equity Vision SA (France)
                                        Mobility Benefits SA (France)

o     Member, Conseil des               Rothschild & Compagnie Banque SCS
      Commanditaires                    (France)

o     Permanent representative of       Cogifrance SA (France)
      Compagnie Financiere              Compagnie de Conseils des Assurances
      Saint-Honore                      Saint-Honore SA (France)

o     'Censeur'                         Francarep SA (France)

ROBERT L. SEELERT:           Member of the Supervisory Board since August
                             29, 2000 resident at 51 West Road, New Canaan,
                             CT 06840, USA

o     Chairman, Director                Saatchi & Saatchi Worldwide Inc. (USA)

o     Director, Chief Executive         Saatchi & Saatchi Holdings Worldwide
      Officer                           Inc. (USA)
                                        Saatchi & Saatchi Compton Worldwide Inc
                                        (USA)

o     Director                          Saatchi & Saatchi North America, Inc.
                                        (USA)

FELIX GEORGE ROHATYN:         Member of the Supervisory Board since
                              June 14, 2001 Former US Ambassador to France resident at 810 5th Avenue, New York, NY 10021,
                              USA

o     Member of the Supervisory Board   Lagardere Group (France)

o     Chairman of the Board             Aton Pharma Inc. (France)

o     Member of the Board               Fiat SPA (Italie)

o     Director                          Suez (France)
                                        LVMH Moet Hennessy Louis Vuitton
                                        (France)

YUTAKA NARITA:                Member of the Supervisory Board since September
                              24, 2002 resident at 7-6-4, Fusasawa Setagaya-Ku,
                              Tokyo 158-0081, Japan

o     Chairman & Chief                  Dentsu Inc.
      Executive Officer

o     Chairman                          Tokyo Renovation Committee
                                        of the Tokyo Chamber of Commerce

o     President                         Japan Advertising Agencies Association

o     Executive Director                FM Japan Ltd.
                                        Broadcasting System of Niigata Inc
                                        Nippon Venture Capital Co., Ltd
                                        Tokyo Broadcasting System, Inc
                                        Television Nishinippon Corporation
                                        SBC Ltd

o     Member of the Foundation Board    Institute for Management Development

o     Member                            French Chamber of Commerce and Industry
                                        in Japan

o     Trustee                           Japan Association of Corporate
                                        Executives

o     Emeritus Professor                Beijing University (China)

FUMIO OSHIMA:                 Member of the Supervisory Board September 24,
                              2002 resident at 2-2-60, Shinjuku, Zushi-Shi,
                              Kanagawa 249-007, Japan

o     Executive Vice                    Dentsu Inc
      President, Member of
      the Board

o     Advisory Committee Member         University of Hawaii at Manoa,
                                        Pacific Asian Management Institute (USA)

o     Director                          Northwestern University (USA)

o     Executive Director                DCTP Entwicklungsgesellschaft
                                        Fur TV Programm MBH (Germany)
                                        Beijing Dentsu Advertising Co., Ltd.
                                        (China)

o     Representative Director           Phoenix Communications Inc.

PROPOSED MERGER OF SOMAREL, MLMS2 AND MLMS WITH PUBLICIS GROUPE SA

The sole object of SOMAREL MLMS 2 and MLMS, the three companies to be merged into Publicis Groupe SA, is to hold, directly or indirectly, the shares of Publicis Groupe SA, which are listed on the Paris Bourse.

     o SOMAREL, bringing together members of the Bleustein-Blanchet family and institutional investors, holds 30,960,000 Publicis Groupe SA shares, representing 15.79% of the 196,081,129 shares with a par value of EUR 0.40 making up its capital stock

     o MLMS 2 and MLMS, bringing together managers and other employees of the Publicis group, hold the following number of SOMAREL shares out of the total of 3,096,00 with a par value of EUR 4.60 each:

          -    MLMS     261,932
          -    MLMS 2   128,000

The proposed merger is part of a general move to simplify the financial structure of the Group and is in the interest of:

a)   Publicis  Groupe SA and it shareholders
     The transaction wil increase free float, enhancing liquidity.
     Simpler ownership structure will also make for a clearer market perception.

b)   the merged companies and their shareholders
     The transaction will allow shareholders of Somarel, MLMS and MLMS 2 to hold Publicis Groupe SA shares directly, making their investment more liquid.

The assets of these three companies are principally made up of direct interests in Publicis Groupe SA, as is the case for SOMAREL, or in SOMAREL, in the case of MLMS and MLMS 2:

     o SOMAREL holds 30,960,000 Publicis Groupe SA shares representing 15.79% of your company's equity,
     o    MLMS 2 holds 128,000 SOMAREL shares,
     o MLMS 2 holds 261,932 SOMAREL shares in addition to interests in MLMS 2 and MLMS 3, which also entail indirect ownership of Publicis Groupe SA shares.

The merger contribution of SOMAREL and MLMS 2 is made up only of these shareholdings and a surplus of circulating assets over debts to third parties. In contrast, the financial debts of MLMS exceed its circulating assets.

Parities for the merger of Somarel, MLMS and MLMS 2 into Publicis Groupe SA are based on multi-criteria analysis of:

- revalued net assets
- net book value

Net book value was calculated on the basis of company accounting data at December 31, 2002. In view of what is indicated above, the revalued net assets of Somarel, MLMS and MLMS 2 is a direct function of the value of their interests in Publicis Groupe SA.

Market prices of Publicis Groupe shares, weighted for the number of shares traded, were considered over short periods (spot, one week, two weeks and one month), medium-length periods (two months, since January 1, 2003, and three months) and long periods (six months and one year).

To back up this valuation by share price, valuations were also made on the basis of average multiples of 2002 EBITDA and EBITA for a sample of listed companies.

Finally, valuations were also made on the basis of the consolidated net book value of Publicis Groupe SA for 2002 and the resulting net book value of Somarel, MLMS and MLMS 2.

Parities based on these valuations are summarized in the tables below.

SOMAREL - PUBLICIS GROUPE SA PARITIES

------------------------------------------------------------------------------
CRITERION                  LOW                       HIGH
------------------------------------------------------------------------------
Revalued net assets        10.016 x                  10.027 x
Net book value             10.048 x                  10.057 x
------------------------------------------------------------------------------


MLMS 2 - PUBLICIS GROUPE SA PARITIES

------------------------------------------------------------------------------
CRITERION                  LOW                       HIGH
------------------------------------------------------------------------------
Revalued net assets        10.175 x                  10.351 x
Net book value             10.680 x                  10.825 x
------------------------------------------------------------------------------


MLMS - PUBLICIS GROUPE SA PARITIES

------------------------------------------------------------------------------
CRITERION                  LOW                       HIGH
------------------------------------------------------------------------------
Revalued net assets        25.557 x                  32.710 x
Net book value             6.219 x                   12.140 x
------------------------------------------------------------------------------


In view of the figures above, the principle criterion used to determine the merger parity is revalued net assets calculated on the basis of the market price of Publicis Groupe S.A. shares, as this most accurately reflects the intrinsic value of each company. It is worth pointing out that the parity calculated in this manner is relatively unaffected by the absolute value of Publicis Groupe S.A., since the assets of Somarel, MLMS and MLMS 2 consist almost exclusively of Publicis Groupe S.A. shares, held directly or indirectly.

In each case, parities are thus based directly on the valuation of Publicis Groupe SA shares.

For the purposes of the transaction, Publicis Groupe SA shares have been valued at EUR 19 each, representing the average market price over the past two months.

On this basis parities are as follows:

     o     ten (10) Publicis Groupe SA shares for one (1) SOMAREL share
     o one thousand and twenty five (1,025) Publicis Groupe SA shares for one hundred (100) MLMS 2 shares
     o     twenty-nine (29) Publicis Groupe SA shares for one (1) MLMS share

Contributions are based on the net book value of the three companies at December 31, 2002, valuing contributions at:

--------------------------------------------------------------------------------
SOMAREL                       EUR 16,282,772
--------------------------------------------------------------------------------
MLMS 2                        EUR 10,259,805
--------------------------------------------------------------------------------
MLMS                          EUR 3,994,636
--------------------------------------------------------------------------------

In consideration of these net contributions, allotments to each company will be as follows:


a.         SOMAREL: 30,960,000 Publicis Groupe SA shares with a par value of EUR
           0.40 each, representing the parity of ten (10) Publicis Groupe SA shares for one (1) SOMAREL share resulting in a capital increase of EUR 12,384,000 with a merger premium of EUR 3,898,772.

b.         MLMS 2: 1,322,803 Publicis Groupe SA shares with a par value  of  EUR
           0.40 each, representing the parity of forty one (41) Publicis Groupe SA shares for four (4) MLMS 2 shares resulting in a capital increase of EUR 529,121.20 with a merger premium of EUR 9,730,683.80.

c.         MLMS:  1,793,824  Publicis  Groupe  SA shares with a par value of EUR
           0.40 each, representing the parity of twenty-nine (29) Publicis Groupe SA shares for one (1) MLMS share resulting in a capital increase of EUR 717,529.60 with a merger premium of EUR 3,277,106.40.


However, as a result of these mergers, the following shares will cancel out on the books of Publicis Groupe SA:

o     the  30,960,000   Publicis  Groupe  SA  shares  held
      by SOMAREL representing a capital reduction of           EUR 12,384,000

o     the 1,280,000  Publicis  Groupe SA shares due MLMS 2
      for its 128,000 SOMAREL shares, representing a capital
      reduction of                                             EUR 512,000

o     the 2,619,320 Publicis Groupe SA shares due MLMS for
      its 261,932 SOMAREL shares and the 2,111 Publicis
      Groupe SA shares due to it for its 206 MLMS 2 shares,
      representing a capital reduction of                      EUR 1,048,572.40

making a total capital reduction of                            EUR 13,944,572.40

As a result:

o the capital stock of Publicis Groupe SA will be set at EUR 78,118,530 represented by 195,296,325 shares with a nominal value of EUR 0.40 each,

o premiums will be reduced to EUR 1,289,124 for the merger of SOMAREL into Publicis Groupe SA and to EUR 778,648.40 for that of MLMS 2,

o the merger of MLMS into Publicis Groupe SA will result in negative goodwill amounting to EUR 15,575,160.20.

Mr. Didier Kling and Mr. Jean-Charles de Lasteyrie, appointed due diligence auditors by order of the President of the Paris Tribunal du Commerce in accordance with applicable law, will report to you on their assessment of the mergers of SOMAREL, MLMS 2 and MLMS into Publicis Groupe SA.

OBJECT OF RESOLUTIONS

In addition to approving the financial statements of the company and consolidated financial statements for the 2002 financial year, together with the transactions described in the reports of the Supervisory Board, the Management Board and the Statutory Auditors, we ask you to:

  - allocate the result for 2002 and distribute a dividend drawn from issue and merger premiums,

  - grant Members of the Management Board discharge for their management in 2002,

  - grant Members of the Supervisory Board discharge for the execution of their duties in 2002,

  - determine the attendance fees to be paid to Members of the Supervisory Board for 2002,

  - review  agreements  within  the  scope of Article L 225-86 of the Commercial
    Code,

  - authorize the company to purchase its own shares and, where appropriate, cancel these by reduction of capital stock,

  - approve the merger of the companies SOMAREL, MLMS and MLMS 2 into Publicis Groupe SA,

  - grant necessary powers for the execution of decisions and formalities.

These are the purposes of the resolutions submitted for your approval.

2003 OUTLOOK

The uncertainties now weighing on the worldwide economy are likely to continue in 2003. The political tensions resulting from the threat of war in Iraq carry significant economic risks.

This uncertainty limits prospects for expansion of our business, and profitability must thus be the priority. Our efforts will focus on integration of Bcom3 and improvement of our cost and financial performance ratios. Our target for the second half is an EBIT/revenue ratio of 15%.

Turning to ownership organization, this is to be simplified in the course of the first half through the merger of holding company SOMAREL into Publicis Groupe SA, in accordance with agreements made in 1998. The group does not expect this to result in any significant share overhang affecting market price.

From March 24 and then from September 24, two first lots of shares issued in connection with the Bcom3 acquisition and subject to lockup agreements will be freed for sale. These represent 6.9 million shares for each lock-up release. In the event that large quantities of the lots are sold, transactions will be subject to orderly sales conditions designed to limit the market impact on Publicis shares as far as possible.

REPORT OF THE SUPERVISORY BOARD

Publicis Groupe SA entered a new stage in its history in 2002, acquiring an entirely new dimension and an uncontested place among the world leaders in its sector through the merger with Bcom3 and a strategic partnership with Dentsu. We now have all the resources we need to serve our clients as effectively as possible in all areas of communications, in all parts of the world. Most importantly this strategic move, marking a further step in the process of consolidation within the sector, came as a response to the growing demands of advertisers seeking a limited number of reliable, flexible partners with a lasting presence. Dentsu's new equity interest in our company also represents a strategic milestone, since it not only seals a commercial partnership, but also reflects commitment to common values and is a guarantee of the continued independence of the Publicis group. The Supervisory Board is thus pleased to welcome Mr. Narita and Mr. Oshima among its members.

The world economy failed to pick up in 2002, giving the lie to scenarios presented at the beginning of the year. Against this backdrop, the advertising market was clouded with persistent uncertainties as business confidence sagged. The best that can said is that there were some indications of steadying after the severe corrections of 2001 and the first half of 2002, with the US market firming a little while conditions remained shaky in Europe. Faced with these testing conditions, Publicis was able to offset much of the impact of market contraction through significant extensions to business with existing clients and success in obtaining a large number of new accounts on both local and international markets. The Group also successfully completed integration of recently acquired Saatchi & Saatchi. This deserves all the more recognition as so many mergers and acquisitions in the sector have gone astray over the past five years.

The results that the Management Bard has just presented to you are satisfactory from several points of view. While revenues showed an organic decline, like-for-like performance was still among the best in the industry, market share showed a further rise, costs were contained and margins held firm despite the lack of growth. Publicis managers thus achieved healthy financial results despite the pressures of completing the largest acquisition ever, not only for our group but also for the sector -- a process which lasted a good many months. The Bcom3 transaction never let them lose sight of the importance of client relationships and their overriding mission.

Today, Publicis is clearly one of the soundest businesses in its sector, which means that we are well placed to enhance performance and post strong earnings growth once advertisers regain confidence to put new life into the market.

We are aware of how much effort everyone has put in, and we wish to thank all Publicis staff and the managers headed by the Chairman of Management Board, assuring them of our full support. We are no less aware of the scale of the challenges ahead, in particular the integration of Bcom3 and the realization of the many synergies identified, but we remain fully confident in our group's success.

As required under article L 225-68 of the French Commercial Code governing commercial companies, the consolidated and parent company financial statements have been submitted to us, together with the Management Board report. We have no observation to make on the statements and report and we have received all the information we considered useful.

In our capacity as the representatives of shareholders, we accept the proposal of the Management Board to set the dividend per share with a nominal value of EUR 0.40 at EUR 0.24, with a tax credit of EUR 0.12 setting the total per share at EUR 0.36, a figure representing a further 9% rise after 10% in 2002. Considering the loss recorded for the year, this dividend is to be paid out of issue and merger premiums.

The Management Board proposes that we distribute a total dividend of EUR 46,848,511 after EUR 29,422,978 in the previous year.

We have also given the Management Board our prior assent to plans for the acquisition of the company's own shares on the market. Finally, the Management Board has informed us of the proposed merger of Somarel, MLMS 2 and MLMS into your company. The sole object of the three companies to be merged is to hold, directly or indirectly, Publicis Groupe SA shares. We thus ask you to adopt the resolution approving the merger contract providing for the acceptance of these companies' liabilities and the related payment in shares, and the cancellation of the Publicis Groupe SA shares held by Somarel and of the Publicis Groupe SA shares due to the company as result of the contribution of Somarel and MLMS 2 shares by MLMS 2 and MLMS, together with the related amendment of article 5 (capital stock) of company articles.

In a general way, we ask you to approve the resolutions submitted to this Combined Ordinary Annual and Extraordinary Meeting.

PUBLICIS GROUPE S.A. CONSOLIDATED FINANCIAL
STATEMENTS - YEAR ENDED DECEMBER 31, 2002


                                                                            PAGE

CONSOLIDATED STATEMENTS OF INCOME...........................................


CONSOLIDATED BALANCE SHEETS.................................................


CONSOLIDATED STATEMENTS OF CASH FLOWS.......................................


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS..............................


LIST OF CONSOLIDATED ENTITIES AT DECEMBER 31, 2002..........................

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------------------------------
                   IN MILLIONS OF EUROS                 NOTE        2002             2001              2000
-----------------------------------------------------------------------------------------------------------------

Reconstituted billings                                              24,751           16,667            11,806

REVENUES                                                             2,926            2,434             1,770

Salaries and related expenses                            20         (1,659)          (1,363)             (984)

Other operating expenses                                 21           (756)            (661)             (470)

Total operating expenses                                            (2,415)          (2,024)           (1,454)

Other operating income                                                  22               16                18

OPERATING INCOME BEFORE DEPRECIATION AND                               533              426               334
AMORTIZATION

Depreciation and amortization expense                    22           (104)             (84)              (59)

OPERATING INCOME                                                       429              342               275

Net financial costs                                      23            (28)             (30)              (11)

INCOME OF CONSOLIDATED COMPANIES BEFORE TAXES,                         401              312               264
EXCEPTIONAL ITEMS AND GOODWILL AMORTIZATION

Exceptional items                                        24             (3)              (8)               19

Income taxes                                             16           (132)             (78)              (96)

NET INCOME OF CONSOLIDATED COMPANIES BEFORE GOODWILL                   266              226               187
AMORTIZATION

Equity in net income of unconsolidated companies          6              3                9                 5

NET INCOME BEFORE GOODWILL AMORTIZATION
                                                                       269              235               192

OF WHICH GROUP INTERESTS                                               237              215               160

Goodwill amortization                                    22            (93)             (65)              (33)

NET INCOME BEFORE MINORITY INTEREST                                    176              170               159

Minority interest                                                      (29)             (19)              (31)

GROUP NET INCOME                                                       147              151               128
-----------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (IN EUROS)                                25
-----------------------------------------------------------------------------------------------------------------------
Net earnings per share                                                0.99             1.09              1.18

Earnings per share after tax and before goodwill amortization         1.63             1.55              1.49

Net earnings per share - diluted                                      0.97             1.08              1.15

Earnings per share after tax and before goodwill amortization -       1.51             1.55              1.46
diluted
-----------------------------------------------------------------------------------------------------------------------

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

---------------------------------------------------------------------------------------------------------------------
                  IN MILLIONS OF EUROS                     NOTE        2002             2001             2000
---------------------------------------------------------------------------------------------------------------------
ASSETS

Goodwill, net                                               3           3,028              993              861
Intangible assets, net                                      3             879              199               22
Property and equipment, net                                 4             599              351              331
Investments and other financial assets, net                 5              98               67               82
Investments accounted for by the equity method              6              33                8                7
NON-CURRENT ASSETS                                                      4,637            1,618            1,303

Inventory and costs billable to clients                     7             295              195              129
Accounts receivable                                         8           3,663            1,845            1,770
Other receivables                                           9             951              439              399
OCEANE redemption premium                                   10            227                -                -
Marketable securities                                       11            342              178              100
Cash and cash equivalents                                                 863              621              429
CURRENT ASSETS                                                          6,341            3,278            2,827

TOTAL ASSETS                                                           10,978            4,896            4,130
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Capital stock                                                              78               56               53
Additional paid-in capital and retained earnings                          928              227              246
Other equity (ORANE)                                                      495                -                -
SHAREHOLDERS' EQUITY                                        12          1,501              283              299

MINORITY INTEREST                                           13            100               89               77

PROVISIONS FOR CONTINGENCIES AND CHARGES                    14          1,169              266              169

Bank borrowings and overdrafts                              15          2,762            1,069              901
Accounts payable                                            17          3,832            1,875            1,590
Accrued expenses and other liabilities                      18          1,614            1,314            1,094
BANK BORROWINGS AND LIABILITIES                                         8,208            4,258            3,585

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             10,978            4,896            4,130
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
NET FINANCIAL DEBT                                          15          1,330              270              372
---------------------------------------------------------------------------------------------------------------------

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------
                       IN MILLIONS OF EUROS                               2002             2001             2000
-----------------------------------------------------------------------------------------------------------------------
    I- CASH FLOWS FROM OPERATING ACTIVITIES

    Net income before minority interest                                     176              170              159
    Loss (gain) on sales of fixed assets (before tax)                         4              (60)             (24)
    Amortization of bond redemption premium and additional
    interest on OBSA                                                         16                -                -
    Depreciation and amortization on non-current assets                     197              149               93
    SELF-FINANCING ABILITY                                                  393              259              228
    Equity in net income of unconsolidated companies                         (3)              (9)              (5)
    Dividends  received  from  investments  accounted for under the           1                8                1
    equity method
    Change in working capital requirements                                  183             (214)             (19)
NET CASH PROVIDED BY OPERATING ACTIVITIES                                   574               44              205

    II- CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of property and equipment and intangible assets               (74)            (108)            (106)
    Sales of property and equipment                                          15                6                4
    Purchases of investments and other financial assets, net                 (5)              10              (13)
    Acquisitions of subsidiaries (1)                                        (75)             164             (565)
    Disposal of subsidiaries                                                  -                -               24
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                        (139)              72             (656)

    III- CASH FLOWS FROM FINANCING ACTIVITIES
    Payment of Contingent Value Rights attached to shares provided
    as consideration for Saatchi & Saatchi                                 (196)               -                -
    Dividends paid to shareholders of Publicis Groupe S.A. (2)              (32)             (27)             (15)
    Dividends paid to minority shareholders of subsidiaries                 (26)             (25)             (14)
    Increase in capital                                                       -                1                5
    Change in borrowings                                                    445              118              630
    Share repurchases                                                      (180)               -              (34)
    Change in treatment of treasury shares (3)                             (138)              34                -

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                        (127)             101              572

    IV- Impact of exchange rate fluctuations                                (76)               4                5

    NET CHANGE IN CONSOLIDATED CASH FLOWS (I + II + III + IV)               232              220              126
-----------------------------------------------------------------------------------------------------------------------
    Positive cash balances and cash equivalents at January 1                799              529              349
    Bank overdrafts at January 1                                           (316)            (266)            (212)
                                                                           -----            -----            -----
    Cash and cash equivalents at beginning of year                          483              263              137

    Positive cash balances and cash equivalents at December 31            1,205              799              529
    Bank overdrafts at December 31                                         (490)            (316)            (266)
                                                                           -----            -----            -----
    Cash and cash equivalents at end of year (3)                            715              483              263

NET CHANGE IN CASH AND CASH EQUIVALENTS                                     232              220              126
-----------------------------------------------------------------------------------------------------------------------

(1) AFTER DEDUCTING THE NET CASH OF THE COMPANIES ACQUIRED ON THE DATE OF THEIR ACQUISITION ((EURO)22 MILLION FOR BCOM3 GROUP IN 2002).
(2)  INCLUDING DIVIDENDS PAID IN RESPECT OF ORANES.
(3) FOLLOWING A DECISION MADE IN 2002 TO CEASE ALLOCATION OF TREASURY STOCK EXCLUSIVELY TO EMPLOYEE STOCK PROGRAMS, THE TREASURY SHARES ARE NO LONGER INCLUDED UNDER MARKETABLE SECURITIES BUT ARE HENCEFORTH DEDUCTED FROM SHAREHOLDERS' EQUITY.

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Since January 1, 2000, the consolidated financial statements of Publicis Groupe S.A. and its subsidiaries (Publicis or the Group) have been prepared in accordance with the new rules and accounting policies applicable to consolidated financial statements in France ("NOUVELLES REGLES ET METHODS RELATIVES AUX COMPTES CONSOLIDES"), approved by the ministerial order of June 22, 1999, which enacted Rule 99-02 of the accounting rules and regulation committee (COMITE DE REGLEMENTATION COMPTABLE or CRC).

Commencing January 1, 2002, the Group applied CRC Rule 2000-06 in respect of liabilities. This change in methodology did not have a material impact on the financial statements at January 1, 2002.

1.1 PRINCIPLES OF CONSOLIDATION

REPORTING CURRENCY
Since January 1, 1999, Publicis has prepared and reported its consolidated financial statements in euros. All previous historical financial information has been restated in euros using the official conversion rate established on January 1, 1999 of 6.55957 French francs = 1 euro.

SCOPE OF CONSOLIDATION
Publicis consolidates all subsidiaries over which it exercises exclusive direct or indirect control, as well as subsidiaries for which it has assumed management responsibility and over which it has a dominant influence on operations.

The companies over which Publicis exercises substantial influence, which is presumed when the percentage owned is at least 20%, are consolidated for by the equity method. Certain companies which meet the criteria listed above are not consolidated, given their non-significant nature (i.e., where non-group revenues are less than (euro)2 million). Consolidating all of these companies would not have a significant impact on the consolidated financial statements.

The list of the principal consolidated companies together with their method of consolidation is presented in Note 30.

TRANSLATION OF ACCOUNTS OF FOREIGN SUBSIDIARIES
The financial statements of subsidiaries located outside of the euro zone and expressed in local currency are translated into euros as follows:
     - assets and liabilities are translated at year-end exchange rates;
     - statement of income items are translated at average exchange rates for the year;
     - translation gains and losses resulting from the application of these rates are recorded in retained earnings for the portion related to the Group interest, with the remainder recorded under minority interest.
`
The accounts of subsidiaries based in countries suffering from hyper-inflation are not treated any differently from the principles outlined above given Publicis' very limited exposure to such countries, which together contribute less than 1% of consolidated revenues.

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                                               CONSOLIDATED FINANCIAL STATEMENTS
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YEAR-END
The Group, parent company and virtually all subsidiaries have a year-end of December 31.

INTERCOMPANY TRANSACTIONS
The transactions between consolidated entities are fully eliminated, as are the corresponding receivables and payables. Similarly, the Group's internally generated results (sales proceeds, internal dividends, provisions relating to subsidiaries) are eliminated on consolidation.

1.2 SIGNIFICANT ACCOUNTING POLICIES

RESEARCH COSTS
Publicis records expenses related to studies and research in the period in which they are incurred.

These expenses relate primarily to the following: studies and tests related to advertising campaigns, costs resulting from the development of internet sites and related tools, research programs on consumer behavior and advertisers' needs in various areas, and studies and modeling conducted in order to optimize the use and choice of media purchases for the clients of the Group.

GOODWILL
Goodwill arising on consolidation represents the difference between the acquisition cost of interests in consolidated companies (including potential additional purchase price, recorded under other liabilities when their likelihood is considered probable and they can be reliably quantified) and the Group's equity in the underlying net assets at the date of acquisition. Goodwill appearing on the balance sheet is amortized on a straight-line basis according to the following principles:
     - goodwill amounts of less than (euro)150,000 are amortized immediately in full;
     - goodwill related to media purchasing and sales subsidiaries is amortized over five years;
     - goodwill related to the international space purchasing network is amortized over a twenty year period;
     - goodwill related to communications subsidiaries is amortized over a period of 10 to 40 years based on the country, size, and the specific characteristics of each agency.
Where it becomes apparent that an asset has suffered a diminution in value, an impairment test is performed with reference to its value in use, determined by the present value of estimated future cash flows.

PURCHASE ACCOUNTING AND GOODWILL
Upon acquisition of sole ownership of a business, the purchase price is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The excess of the purchase price of such assets and liabilities, as recorded in the consolidated balance sheet, over their carrying value in the acquired entity's accounts is recorded as a purchase price discrepancy. Purchased goodwill is amortized over the estimated useful life of the assets on which it arose.

OTHER INTANGIBLE ASSETS
Other intangible assets are comprised primarily of client relationships, trademarks, client lists and software.
Trademarks whose useful economic life may be determined, client lists, and identifiable components of client relationships are amortized over their estimated useful economic lives. Trademarks with indefinite useful life are not amortized.
Software consists of the following:
     - software  purchased  for  internal use, which is stated at purchase cost;

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                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     - internally developed software for sales and marketing purposes, which is used primarily by the Group's information systems services subsidiary, and is stated at production cost.

Software is generally amortized over a period of one or two years and not in excess of three years.

PROPERTY AND EQUIPMENT
Property and equipment is stated at historical acquisition cost. This is based either on the assets' original value or on their contribution value. A limited number of assets have been revalued in accordance with French legislation; the value of such assets is not significant.

Property and equipment is depreciated on a straight-line basis over the assets' estimated useful lives as described below:
  -   Buildings: between 20 and 50 years.
  -   Fixtures, fittings and general installations: 10 years.
  -   Billboards: 4 to 7 years.
  -   Office furniture and equipment: 5 to 10 years.
  -   Vehicles: 4 years.
  -   Computer hardware: 2 to 4 years.
Publicis records assets under capital leases in property and equipment with corresponding amounts recorded in financial debt. These assets are depreciated over the periods described above. In the statement of income, the lease rental expenses are replaced by the interest expense on the debt and the depreciation expense on the assets.

INVESTMENTS IN NON-CONSOLIDATED AFFILIATES
Investments in non-consolidated affiliates are recorded at historical acquisition cost. They are depreciated when their carrying amount exceeds their recoverable amount. The latter is determined on the basis of criteria such as revalued net assets, capitalized earnings, quoted stock prices, the outlook for the sector or industry and the strategic value of the investment to the Group.

LOANS AND ADVANCES TO SUBSIDIARIES AND AFFILIATES
Loans and advances to subsidiaries and affiliates represent receivables from affiliates accounted for by the equity method or other non-consolidated affiliates.

A provision is recorded against these receivables when there is a recoverability risk resulting from the financial condition of the subsidiaries or affiliates concerned. Such provisions are included in "Provisions for long-term investments".

INVENTORY AND COSTS BILLABLE TO CLIENTS
Inventory and costs billable to clients represent primarily work-in-progress related to advertising, consisting of technical, creative and production work (graphic design, TV and radio production, editing, etc.), which is billable, but has not yet been billed to clients. A provision for depreciation is recorded when expected revenue on completion is lower than the production costs incurred. Non-billed work or costs incurred relating to new client development activities are not capitalized except when expenses incurred during the proposal process may be billed to the client under the terms of the contract.

ACCOUNTS RECEIVABLE
Accounts receivable are recorded at their carrying value. An allowance for doubtful accounts is recognized for receivables for which there is a collection risk.

Accounts receivable denominated in foreign currencies are recognized at the year-end exchange rate. Unrealized foreign exchange gains and losses are recognized in the income statement.

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                                               CONSOLIDATED FINANCIAL STATEMENTS
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MARKETABLE SECURITIES
The gross value of marketable securities is recorded at acquisition or subscription price, which may be depreciated with reference to the average stock market price during the most recent month.

TREASURY STOCK
Pursuant  to the  recommendations  of the French  Accounting  Standards  Council
(CNC), treasury stock held in the company's portfolio at year end is either deducted from shareholders' equity (as in the case of the multi-objective treasury stock purchase program), or recognized as an asset under marketable securities (if allocated exclusively to stock purchase option plans granted to employees), depending on its function.
Management Board decided in the second half of 2002 to cease exclusive allocation of treasury shares to stock option plans. As such, treasury stock is deducted from consolidated shareholders' equity at December 31, 2002. The treasury stock reclassification was first performed on the basis of the carrying value of treasury stock stated in the financial statements at June 30, 2002.

DERIVATIVES
The Group does not use any derivative instruments other than routine foreign currency hedging contracts.

PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS
The Group applies the preferred method of rule 99-02 of the CRC, recognizing all pensions and post-employment benefits. The policies applied by Publicis are in accordance with the laws and regulations of the countries in which its subsidiaries are located, as described below:
- the German and Italian regulatory requirements are applied in respect of post-employment benefits,
- in France, the terms of the advertising industry's collective bargaining agreement are applied,
-   in  the  UK  and  the  US,  pensions  and  other  post-employment   benefit
    obligations are held in investment trusts managed by insurance companies. These plans may be either:
     - defined contribution plans: the amount of contributions by the Group to the investment funds is recorded as expense during the period;
     - defined benefit plans: the benefit amounts to be received upon retirement are defined and accounted for by establishing a provision intended to cover the present value of the obligation to be paid to employees at retirement, as calculated by actuaries based upon years of service.
Changes in the value of obligations as a result of updated assumptions (actuarial differences) are recognized in the statement of income on a time-apportioned basis.

RESTRUCTURING PROVISIONS
Restructuring costs are fully provided for in the period in which the decision to implement the restructuring plan is made and announced. With regard to acquisition transactions, provisions are recognized as soon as the programs have been clearly defined and their cost has been estimated.
These costs consist primarily of severance and early retirement payments, other employment expenses, and potential write-downs of property and equipment and other assets.

VACANT PROPERTY PROVISIONS
A provision is established for the amount of rent and related expenses to be paid--net of any sublease revenues to be received--for all buildings that are sublet or vacant and not intended to be used for the principal activities of the Group.

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                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

BONDS AND NOTES ISSUED
Bonds and notes issued are recognized at their face value, supplemented by any redemption premium, which is amortized over their term under the actuarial method.
Securities provided as consideration for an acquisition are stated at fair value.

RECONSTITUTED BILLINGS
The billings presented in the consolidated statements of income represent calculated amounts determined in accordance with common industry practices to facilitate comparison with other major companies operating in the communications sector. The commission and fee billings that are generated directly from the accounting systems do not permit meaningful comparisons with the operations of other major companies, because they exclude (notably in France following the implementation of the Sapin Law in March 1993) the purchases of media space by agents on behalf of their clients.
Moreover, in certain foreign countries, where the subsidiaries serve as agents, some of the media space purchase and sales transactions are excluded from the statements of income. Reconstituted billings are determined by applying a coefficient (typically 6.67), corresponding to the traditional agency commission of 15%, to clients' effective budget commitments.
Reconstituted billings therefore reflect the volume of advertising budgets managed, irrespective of the contractual provisions between Publicis and its clients.

REVENUES
Revenues (or gross margin) represent the commissions and fees for services of companies in the advertising industry. The Group's revenue recognition policies are summarized below:
     -   Fees:  when the service is  provided  to the client,
     -   Sales of media space: date of publication or broadcast,
     -   Sales of technical advertising: when services are performed.

INCOME TAXES
Net income is taxed based on the tax laws and regulations in effect in the respective countries where the income is recognized. In accordance with the provisions of rule 99-02 of the CRC, Publicis records deferred income taxes resulting from temporary differences between the tax basis and the book basis of assets and liabilities.
Taxable and deductible temporary differences are determined by their dates of maturity and may reverse from year-to-year. Temporary differences are calculated by taxable entity.
Deferred taxes are calculated based on the tax laws and regulations in effect at the respective year-ends and using the tax rates expected to be in effect when temporary differences reverse. The impact of changes in enacted tax rates are recorded in the income statement in the period in which the change in the tax rate is decided.
Deferred tax assets are recognized when the respective taxable entities are reasonably assured of being able to utilize them in future periods.

EXCEPTIONAL ITEMS
Exceptional items are attributable to events, which do not result from normal operations. Items appearing under this heading include gains and losses on the sale of non-current assets and the termination costs of discontinued business operations.

INTEREST RATE RISK
Group management determines the mix between fixed and variable-rate debt and periodically reviews its decision based on interest rate trend forecasts.

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                                               CONSOLIDATED FINANCIAL STATEMENTS
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In order to  reduce  both the  overall  interest  expense  and its  exposure  to interest rate risk, the Group has continued its financial debt restructuring program initiated at the end of 2001 and in January 2002, it issued OCEANE with a total face value of (euro)690 million and a yield to maturity of 2.75%. Moreover, in connection with the Bcom3 acquisition, on September 24, 2002, the Group issued 2.75%-2022 OBSAs (bonds with detachable equity warrants). Upon completion of these operations, two-thirds of the Group's gross financial debt carries a fixed interest rate, the average of which is 3.4%. Net variable-rate debt (after deducting liquidities) is negative: a 1% variation in short-term interest rates would not have a significant impact on Group earnings.
In  fiscal  2002,  The  Group  did  not  make  use of any  derivative  financial
instruments  to  hedge  potential   interest  rate  risks,   which  were  deemed
insignificant.

EXCHANGE RATE RISK
The majority of sales transactions are denominated in the local currencies of the originating countries. As a result, exchange rate risk is not significant and is at times hedged via routine foreign currency hedging contracts. In addition, changes in exchange rates between other currencies and the euro (the Group's reporting currency) may have an impact on the Group's financial position.
The sheer number of the Group's subsidiaries and consolidation adjustments means that it is very difficult to measure the impact of exchange rate variations with respect to the euro on all balance sheet and statement of income items.
However, the following is a breakdown of Group revenues by currency of origination:
    Euro                         31%
    US dollar                    43%
    Pound sterling               10%
    Other                        16%
                                 ---
    Total 2002 revenues         100%
Based on this breakdown, management estimates that a 1% depreciation in the value of the euro with respect to other currencies would have an adverse impact on 2002 revenues of (euro)20 million.

COUNTRY RISK
Publicis'   operations   in  geographic   regions   considered  to  be  at  risk
(Asia-Pacific, Latin America) continue to represent a minor portion (11%) of consolidated revenues.

EXPOSURE TO EQUITY INVESTMENT RISK
The main stockholdings that are exposed to a significant market risk are treasury stock and IPG stock.
A decline in the value of treasury stock value would not have an impact on earnings since the carrying value of the treasury stock is deducted from shareholders' equity and provision allocations are neutralized.
Given Publicis' substantial unrealized capital gain on IPG shares at December 31, 2002 (market value represents more than three times the carrying value in the consolidated financial statements), a 10% decrease in their market value would not be sufficient to give rise to a provision.

BASIC AND DILUTED EARNINGS PER SHARE
Basic earnings per share is calculated by dividing net income, after deducting the ORANEs' interest expense, by the weighted average number of ordinary shares outstanding during the period. Given their treatment as deductions from shareholders' equity, the number of treasury shares owned at December 31, 2002 is not included in the total number of shares outstanding for the purposes of this calculation.

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                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Diluted earnings per share is calculated on the basis of the weighted average number of shares outstanding during the period including potential ordinary shares resulting from all outstanding stock options being exercised at year-end, together with the conversion of all convertible bonds (OCEANEs) and the redemption of all ORANEs into shares. However, in light of prevailing share price levels, the potential dilutive effect of the OBSA equity warrants has not been taken into account.

2. CHANGES IN CONSOLIDATION SCOPE

2.1 PRESENTATION OF THE FINANCIAL STATEMENTS

Effective January 1, 2002, Publicis changed the presentation of its consolidated statement of income. It now classifies all items previously included under "Exceptional (expense) income, net of tax" under "Exceptional items" and "Goodwill amortization" for their amount before tax, their corresponding tax charge being presented under "Income taxes".
This modification had the following impact on the prior year statements of income:

-----------------------------------------------------------------------------------------------------------------------------
                                                  2000 STATEMENT OF INCOME                 2001 STATEMENT OF INCOME
          IN MILLIONS OF EUROS             PRO FORMA   RECLASSIFIED    PUBLISHED     PRO FORMA   RECLASSIFIED    PUBLISHED
-----------------------------------------------------------------------------------------------------------------------------
Exceptional items                               19           19             -            (8)           (8)            -
Income taxes                                   (96)          (4)          (92)          (78)           21           (99)
Exceptional (expense) income, net of tax         -          (15)          (15)            -             3            (3)
Amortization of goodwill                       (33)           0           (33)          (65)          (16)          (49)
                                                       --------------                            --------------
                                                              0                                         0
-----------------------------------------------------------------------------------------------------------------------------

2.2 BCOM3 ACQUISITION

The main change in the scope of consolidation during fiscal year 2002 results from the acquisition of Bcom3, effective September 24, 2002.

TERMS OF ACQUISITION

Under  the  terms of the  agreement,  Publicis  provided  consideration  for the
acquisition   by  issuing  the   following   marketable   securities   to  Bcom3
shareholders:

o 56,250,000 new Publicis shares with a value on issue of (euro)30.5 (with a nominal value of (euro)0.4 and a premium of (euro)30.1 per share),

o bonds with a face value of (euro)858 million represented by 1,562,500 ORANEs redeemable into 28,125,000 existing or new Publicis shares,

o bonds with a face value of (euro)858 million, represented by 2,812,500 OBSAs with detachable equity warrants granting the right to subscribe to 28,125,000 Publicis shares.

CHARACTERISTICS OF THE BONDS

0    ORANES - BONDS REDEEMABLE INTO EXISTING OR NEW SHARES

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                                               CONSOLIDATED FINANCIAL STATEMENTS
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     This 20-year maturity bond issue, which was provided as consideration for a portion of the Bcom3 shares, consists of 1,562,500 ORANEs with a face value of (euro)549 each, for a total face value of (euro)857,812,500.
     Each ORANE grants the right to receive 18 new or existing Publicis shares, at the rate of one share per year from September 1, 2005 until the bonds' twentieth anniversary (2022). At the same time, the value of each ORANE is reduced by (euro)30.5 per year on each of the twenty anniversary dates.
     The ORANE bear interest at 0.82% of face value. This percentage will be reviewed for the first time on the occasion of the payment of the coupon for the September 1, 2004 - September 1, 2005 period, on the basis of 110% of the average of the dividends for the three previous years, subject to the condition that this percentage may not fall below 0.82% of the face value of the ORANE.

o    OBSAS - NOTES WITH WARRANTS ATTACHED

     This 20-year maturity bond issue, which was provided as consideration for a portion of the Bcom3 shares, consists of 2,812,500 bonds with a face value of (euro)305 each, for a total face value of (euro)857,812,500.
     Each bond carries 10 detachable equity warrants, granting the right to subscribe at any moment during the period from September 24, 2013 to September 24, 2022 for one Publicis share at the price of (euro)30.5 by paying in full and in cash on subscription.
     The bonds will be redeemed each year from June 30, 2013 to June 30, 2021 with final redemption occurring on September 24, 2022 at one tenth of their face value ((euro)30.5).

     OBSAs bear interest at 2.75% of their face value.

PURCHASE PRICE

Pursuant to Rule 99-02 of the CRC, the securities provided as consideration for the acquisition were valued at fair value at the date of acquisition, September 24, 2002:

o the 56,250,000 new Publicis shares were valued at the prevailing market price at the date of acquisition ((euro)17.6 per share), representing a total value of(euro)990 million.

o the 1,562,500 ORANEs were valued at (euro)495 million, representing their fair value on acquisition, determined on the basis of the stock market price of Publicis shares at that date. Based on the results of a detailed assessment of this financial instrument, the ORANEs have been classified under shareholders' equity in the consolidated balance sheet.

o the OBSAs were valued at (euro)642 million, an amount which includes the present value of the bond component at the acquisition date ((euro)445 million) and the fair value of the equity warrants ((euro)197 million). Both of these values were calculated by applying a 8.5% discount rate for the bond component of the OBSA and using the Black & Scholes model to measure the value of the equity warrants at the acquisition date (with volatility assumptions between 33% to 35%).

The total acquisition price of (euro)2,255 million breaks down as follows:

--------------------------------------------------------------------------------
                                                                 (in millions of
                                                                     euros)
--------------------------------------------------------------------------------
Value of Publicis shares                                               990
Value of ORANEs                                                        495
Value of OBSAs                                                         642
Deferred tax liability on the OBSA valuation adjustment                 74
Acquisition expenses (net of tax)                                       54
--------------------------------------------------------------------------------
TOTAL                                                          2,255
--------------------------------------------------------------------------------

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                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

GOODWILL ON ACQUISITION

Goodwill on acquisition of (euro)2,134 million breaks down as follows (net tax amount, with a tax effect of (euro)113 million):

------------------------------------------------------------------------------------------------
                                                                         (in millions of euros)
------------------------------------------------------------------------------------------------
Purchase price                                                              2,255
- Negative net worth restated under French accounting standards                      80
+ Fair value of identified assets and liabilities:
      Restructuring expenses                                                        159
      Vacant property provisions                                                    140
      Retirement obligation provisions                                               45
      Other items                                                                    33
 - Allocation to intangible assets                                                 (578)
------------------------------------------------------------------------------------------------
GROSS GOODWILL ON ACQUISITION                                               2,134
------------------------------------------------------------------------------------------------

Goodwill on acquisition is amortized over 40 years.

ALLOCATION TO INTANGIBLE ASSETS
The intangible assets resulting from the identification of Bcom3's assets and liabilities, as determined by an independent expert, are as follows:

-----------------------------------------------------------------
Client lists                                          309
Trademarks                                            387
Others                                                  7
Deferred tax liabilities on the above                (125)
-----------------------------------------------------------------
Total                                                 578
-----------------------------------------------------------------

Client lists are amortized over their estimated life of 17 years. Trademarks considered to have an indefinite useful life are not amortized.
As a result of the significance of this acquisition, Publicis has prepared non-audited pro forma financial information, with the aim of presenting the evolution of the new combined entity over two fiscal years. This pro forma financial information follows the notes to the consolidated financial statements.

2.3 OTHER CHANGES TO THE SCOPE OF CONSOLIDATION

In addition to the acquisition of Bcom3, which was effective September 24, 2002, several smaller-scale agencies were acquired, such as Gravitas in Japan, Johnston & Associates in the United States, Van Sluis in the Netherlands, Direct 'n' More in Austria, Arredondo de Haro and Art-y-mana in Mexico, Magnesium in Belgium, Sales Story, ECA2, Stella, and Flamenco in France.
As a result of the purchase in October 2001 of an additional 25% stake in the Zenith Group, (previously 50%-owned by Publicis) Zenith has been fully consolidated (rather than accounted for under the equity method) effective October 1, 2001.

The operations of all of the businesses acquired by Publicis in 2002 contributed 5% to Group revenues and 4% to the Group's net income before goodwill amortization.

No significant  disposal took place during the fiscal year. The sum total of all
2002  divestitures  and  business  terminations   represents  less  than  2%  of
consolidated revenues.

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3. GOODWILL AND INTANGIBLE ASSETS, NET

Analysis of the principle components of goodwill related to consolidated subsidiaries:

----------------------------------------------------------------------------------------------------------------------
                                                        FRANCE       OTHER       NORTH     REST OF       TOTAL
                IN MILLIONS OF EUROS                                EUROPE      AMERICA    WORLD
----------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE 2000                                        31           63         670           97             861
----------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE 2001                                        48          109         746           91             993
----------------------------------------------------------------------------------------------------------------------
Year 2002:
  Existing goodwill at January 1,2002                      69          158         792          126           1,145
  Bcom3                                                    52          547       1,162          373           2,134
  Other  2002   acquisitions  and  foreign  exchange       30           28        (102)           9             (35)
  impacts

                                                     -----------------------------------------------------------------
TOTAL GROSS BOOK VALUE                                    151          733       1,852          508           3,244
Amortization                                              (36)         (64)        (72)         (44)           (216)
----------------------------------------------------------------------------------------------------------------------

TOTAL NET VALUE 2002                                      115          669       1,780          464           3,028
----------------------------------------------------------------------------------------------------------------------

CHANGES IN GOODWILL AND OTHER INTANGIBLE ASSETS, GROSS

------------------------------------------------------------------------------------------------------------
                                                                   GROSS VALUE
                                         -------------------------------------------------------------------
         IN MILLIONS OF EUROS              GOODWILL          CLIENT         SOFTWARE AND        TOTAL
                                                          RELATIONSHIPS        OTHER
------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999                              288               14                19              321
------------------------------------------------------------------------------------------------------------
Additions                                      646                1                12              659
Disposals                                       (1)              (1)                -               (2)
Translation and other                           12               (7)                7               12
------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2000                              945                7                38              990
------------------------------------------------------------------------------------------------------------
Additions                                      168              176                 9              353
Disposals                                       (6)               0                (2)              (8)
Translation and other                           38                1                 1               40
------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001                            1,145              184                46            1,375
------------------------------------------------------------------------------------------------------------
Bcom3                                        2,134              703                74            2,911
Other additions                                 85                0                 4               89
Zenith acquisition price finalization           12              (20)                                (8)
Disposals                                       (2)              (1)               (1)              (4)
Translation and other                         (130)             (20)               (1)            (150)
------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002                            3,244              847               122            4,213
------------------------------------------------------------------------------------------------------------

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


CHANGES IN ACCUMULATED GOODWILL AMORTIZATION AND OTHER INTANGIBLE ASSETS

-------------------------------------------------------------------------------------------------------------
                                                             ACCUMULATED AMORTIZATION
                                       ----------------------------------------------------------------------
         IN MILLIONS OF EUROS              GOODWILL           CLIENT        SOFTWARE AND         TOTAL
                                                          RELATIONSHIPS         OTHER
-------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999                               51                 2               11                64
-------------------------------------------------------------------------------------------------------------
Additions                                       33                 1                5                39
Disposals                                        -                 -               (2)               (2)
Translation and other                            -                 -                5                 5
-------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2000                               84                 3               19               106
-------------------------------------------------------------------------------------------------------------
Additions                                       63                 3                5                71
Disposals                                        -                 -               (1)               (1)
Translation and other                            5                (1)               4                 7
-------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001                              152                 5               27               183
-------------------------------------------------------------------------------------------------------------
Bcom3                                           14                 5               45                64
Other additions                                 70                 6                6                82
Disposals                                       (1)                -               (2)               (3)
Translation and other                          (19)               (1)              (1)              (21)
-------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002                              216                15               75               306
-------------------------------------------------------------------------------------------------------------


4. PROPERTY AND EQUIPMENT, NET

CHANGES IN GROSS PROPERTY AND EQUIPMENT

------------------------------------------------------------------------------------------------
                                                        GROSS BOOK VALUE
                                            ----------------------------------------------------
           IN MILLIONS OF EUROS                LAND AND           OTHER            TOTAL
                                               BUILDINGS
------------------------------------------------------------------------------------------------
DECEMBER 31, 1999 ADJUSTED                          49              267               316
------------------------------------------------------------------------------------------------
Impact of acquisitions                              15              391               406
Additions                                            8               83                91
Disposals                                           (2)             (30)              (32)
Translation and other                                4               (1)                3
------------------------------------------------------------------------------------------------
DECEMBER 31, 2000                                   74              710               784
------------------------------------------------------------------------------------------------
Impact of acquisitions                               -               29                29
Additions                                            2               97                99
Disposals                                            -              (73)              (73)
Translation and other                               (2)              17                15
------------------------------------------------------------------------------------------------
DECEMBER 31, 2001                                   74              780               854
------------------------------------------------------------------------------------------------
Impact of acquisitions                             138              461               599
Additions                                            -               74                74
Disposals                                           (2)             (83)              (85)
Translation and other                              (14)             (98)             (112)
------------------------------------------------------------------------------------------------
DECEMBER 31, 2002                                  196            1,134             1,330
------------------------------------------------------------------------------------------------

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

LAND AND BUILDINGS
At December 31, 2002, the net book value of land and buildings of which Publicis holds full ownership is (euro)52 million.

The Group's principal real property asset is its corporate headquarters located at 133 avenue des Champs-Elysees in Paris. This seven-story building comprises about 12,000 square meters of office space primarily occupied by Group companies and 1,500 square meters of commercial property occupied by the Champs-Elysees Drugstore (the Drugstore) and two public cinemas. A major renovation program of the Drugstore and movie theater complex was started on December 30, 2001.

The parent company, Publicis Groupe S.A., owns four floors of a building occupied by Metrobus at 15 rue du Dome in Boulogne, a suburb of Paris. Publicis also has a capital lease contract expiring in 2007 for the two other floors in this building. Following the acquisition of Saatchi & Saatchi, the Group also owns a six-story building located at 30 rue Vital Bouhot in Neuilly-sur-Seine, a suburb of Paris, comprising approximately 5,660 square meters of office space which is for the most part occupied by Group companies.

Outside France, Publicis agencies own buildings in Brussels, Amsterdam, Lisbon, Lima, and Seoul, comprising a total of 14,000 square meters, all in city center locations.

OTHER PROPERTY AND EQUIPMENT
The Group has significant information systems equipment dedicated to the creation and production of advertising, the management of media buying, and administrative functions. Publicis Technology, the Group's computer services and electronic communications subsidiary, owns significant amounts of conventional computer and information systems equipment as well as equipment for new media and technologies.

In addition, gross property and equipment includes (euro)71 million ((euro)17 million net book value) of billboards and furniture and fixtures belonging to the Group's outdoor display companies, principally Publex in the Netherlands and Metrobus, a sales unit specializing in public transportation advertising space.

ASSETS UNDER CAPITAL LEASES
The net book value of these assets recorded in the consolidated balance sheet is
(euro)129 million at December 31, 2002.
The principal assets capitalized are two floors of the office building located in rue du Dome in Boulogne Billancourt (a Paris suburb) and the Leo Burnett office building in Chicago. Leo Burnett's capital lease contract represents a gross value of (euro)123 million depreciable over 40 years, related to the use of an office building located at 35 West Wacker Drive, Chicago (United States).

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

CHANGES IN ACCUMULATED DEPRECIATION OF PROPERTY AND EQUIPMENT

-------------------------------------------------------------------------------------------------------
                                                                ACCUMULATED DEPRECIATION
                                                   ----------------------------------------------------
               IN MILLIONS OF EUROS                   LAND AND           OTHER             TOTAL
                                                      BUILDINGS
-------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999 ADJUSTED                                 10              177                187
-------------------------------------------------------------------------------------------------------
Impact of acquisitions                                      5              239                244
Additions                                                   1               52                 53
Disposals                                                  (2)             (27)               (29)
Translation and other                                       1               (2)                (1)
-------------------------------------------------------------------------------------------------------
DECEMBER 31, 2000                                          15              439                454
-------------------------------------------------------------------------------------------------------
Impact of acquisitions                                      -               20                 20
Additions                                                   2               76                 78
Disposals                                                   -              (61)               (61)
Translation and other                                       2               10                 12
-------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001                                          19              484                503
-------------------------------------------------------------------------------------------------------
Impact of acquisitions                                      3              254                257
Additions                                                   4               93                 97
Disposals                                                  (1)             (62)               (63)
Translation and other                                      (4)             (59)               (63)
-------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002                                          21              710                731
-------------------------------------------------------------------------------------------------------

5. INVESTMENTS AND OTHER FINANCIAL ASSETS, NET

------------------------------------------------------------------------------------------------------
              IN MILLIONS OF EUROS                  DECEMBER 31,     DECEMBER 31,       DECEMBER 31,
                                                        2002             2001               2000
------------------------------------------------------------------------------------------------------
Investments in non-consolidated affiliates                32               37               37
Investments accounted for by the equity method            33                8                7
Advances to affiliates                                    31               15               19
Other financial assets, gross                             52               33               32
------------------------------------------------------------------------------------------------------
GROSS BOOK VALUE                                         148               93               95
Provisions for investments and financial assets          (17)             (18)              (6)
NET BOOK VALUE                                           131               75               89
------------------------------------------------------------------------------------------------------

LIST OF INVESTMENTS IN NON-CONSOLIDATED ENTITIES AT DECEMBER 31, 2002

-------------------------------------------------------------------------------------
    IN MILLIONS OF EUROS          % OF          GROSS         NET      MARKET VALUE
                                OWNERSHIP       VALUE         VALUE
-------------------------------------------------------------------------------------
Interpublic Group (IPG)              1.4%         20            20           71
Other                                -            12            12            -
-------------------------------------------------------------------------------------
TOTAL                                             32            32
-------------------------------------------------------------------------------------

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Summary data on IPG (consolidated figures):

------------------------------------------------------------
IN MILLIONS OF DOLLARS                            2001
------------------------------------------------------------
Revenues                                           6,726
Net income                                          (505)
Shareholders' equity at December 31                1,979
------------------------------------------------------------


6. INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

Investments accounted for by the equity method at December 31, 2002 totaled
(euro)33 million (at December 31, 2001: (euro)8 million; at December 31, 2000:
(euro)7 million).
The variation during fiscal year 2002 breaks down as follows:

------------------------------------------------------------------------------------
                                                                    IN MILLIONS OF
                                                                        EUROS
------------------------------------------------------------------------------------
TOTAL AT JANUARY 1, 2002                                                    8
New acquisitions (1)                                                       24
Group share of earnings from 2002 acquisitions                              3
Dividends paid in 2002                                                     (2)
                                                                   -----------------
TOTAL AT DECEMBER 31, 2002 (1)                                             33
------------------------------------------------------------------------------------

(1) RELATES MAINLY TO THE EQUITY STAKE IN BARTLE BOGLE HEGARTY (BBH), WHICH AMOUNTS TO (EURO)18 MILLION AT DECEMBER 31, 2002


7. INVENTORY AND COSTS BILLABLE TO CLIENTS

------------------------------------------------------------------------------------------------------
              IN MILLIONS OF EUROS                  DECEMBER 31,     DECEMBER 31,       DECEMBER 31,
                                                        2002             2001              2000
------------------------------------------------------------------------------------------------------
GROSS BOOK VALUE                                          298              199              129
Provision for depreciation                                 (3)              (4)               -
------------------------------------------------------------------------------------------------------
NET BOOK VALUE                                            295              195              129
------------------------------------------------------------------------------------------------------


8. ACCOUNTS RECEIVABLE

------------------------------------------------------------------------------------------------------
              IN MILLIONS OF EUROS                  DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                        2002             2001              2000
------------------------------------------------------------------------------------------------------
Trade accounts receivable                                3,716            1,874            1,793
Notes receivable                                            15               19                9
------------------------------------------------------------------------------------------------------
GROSS BOOK VALUE                                         3,731            1,893            1,802
Allowance for doubtful accounts                            (68)             (48)             (32)
------------------------------------------------------------------------------------------------------
NET BOOK VALUE                                           3,663            1,845            1,770
------------------------------------------------------------------------------------------------------

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

All accounts receivable are due within one year.
Note: For situations in which Publicis buys media space as an agent on behalf of its clients in France (transactions for which there is no income statement impact), the related accounts receivable are recorded in "Other receivables" in the balance sheet.

9. OTHER RECEIVABLES

------------------------------------------------------------------------------------------
                 IN MILLIONS OF EUROS                    DECEMBER 31,       DECEMBER 31,
                                                             2002               2001
------------------------------------------------------------------------------------------
Taxes receivable                                              107               68
Receivables on agency transactions                             79               75
Advances to suppliers                                          45               30
Other receivables                                             200              171
Prepaid expenses and other                                     95               68
------------------------------------------------------------------------------------------
GROSS BOOK VALUE                                              526              412
Provision                                                      (4)              (1)
------------------------------------------------------------------------------------------
NET BOOK VALUE (EXCLUDING DEFERRED TAX ASSETS)                522              411
Deferred tax assets, net                                      429               28
------------------------------------------------------------------------------------------
NET BOOK VALUE (INCLUDING DEFERRED TAX ASSETS)                951              439
------------------------------------------------------------------------------------------

Other receivables are due within one year, with the exception of deferred tax assets.
Deferred tax assets at December 31, 2002 include (euro)205 million related to restructuring and vacant property provisions set aside in respect of the Bcom3 acquisition.


10. OCEANE REDEMPTION PREMIUM

The gross  amount of the OCEANE  redemption  premium  at  December  31,  2002 is
(euro)239 million. The redemption premium is amortized under the actuarial method over the 16-year term of the bond. At December 31, 2002, accumulated amortization of the premium stood at (euro)12 million.


11. MARKETABLE SECURITIES

The net book value of the portfolio of marketable securities at December 31, 2002 is (euro)342 million, consisting primarily of money market funds, mutual funds, certificates of deposit and bonds, with the stock market value of listed securities being very slightly higher than the historic value.
At December 31, 2001, treasury stock was included under this caption in the amount of (euro)136 million. Following the change in the function of the treasury stock in 2002, treasury shares held by Publicis at December 31, 2002 has been deducted from shareholders' equity.

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


12.  SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------------
     NUMBER                                                                   CAPITAL     ADDITIONAL         TOTAL
   OF SHARES                       IN MILLIONS OF EUROS                        STOCK        PAID-IN      SHAREHOLDERS'
                                                                                          CAPITAL AND       EEQUITY
                                                                                           RETAINED
                                                                                           EEARNINGS
-------------------------------------------------------------------------------------------------------------------------
   138,219,819   DECEMBER 31, 2000 BEFORE IMPACT OF TREASURY STOCK              53            280             333
-------------------------------------------------------------------------------------------------------------------------
      (871,309)  Treasury stock at December 31, 2000                             -           (34)            (34)
-------------------------------------------------------------------------------------------------------------------------
    137,348,510  DECEMBER 31, 2000 AFTER IMPACT OF TREASURY STOCK               53            246             299
-------------------------------------------------------------------------------------------------------------------------
      1,380,177   Publicis Groupe S.A. capital increase                          1             -               1

                  Impact on nominal share price of conversion to euros           2            (2)              -

                  Dividends paid by Publicis Groupe S.A.                         -           (28)            (28)

                  Translation adjustment                                         -             0               0

                  Impact of S&S acquisition - Article 215 derogatory             -           (37)            (37)
                  method

                  Saatchi & Saatchi additional acquisition cost resulting        -           (195)           (195)
                  from the probable payment of CVR

                  Revaluation of the share in Zenith (50%), previously           -            60              60
                  equity accounted

        871,309   Change in treatment of treasury stock                          -            34              34

                  Other                                                                       (2)             (2)

                  Consolidated net income, Group interest                        -            151             151
-------------------------------------------------------------------------------------------------------------------------
    139,599,996   DECEMBER 31, 2001                                             56            227             283
-------------------------------------------------------------------------------------------------------------------------
     56,481,133   Publicis Groupe S.A. capital increase                         22            968             990

                  ORANE issue - fair value                                       -            495             495

                  Dividends paid by Publicis Groupe S.A. (including              -           (32)            (32)
                  dividends paid in respect of ORANE)

                  Translation adjustments                                        -           (48)            (48)

                  Adjustment in the allocation of the Zenith purchase            -           (16)            (16)
                  price (50% stake), previously equity accounted

                  Additional amount in respect of CVR expired in March           -            (1)             (1)

                  Other                                                          -            (1)             (1)

                  Consolidated net income, Group interest                        -            147             147
-------------------------------------------------------------------------------------------------------------------------
  196,081,129     DECEMBER 31, 2002 BEFORE NEUTRALIZATION OF TREASURY           78           1,739           1,817
                  STOCK
-------------------------------------------------------------------------------------------------------------------------
  (12,790,600)    Neutralization of treasury stock existing at December          -           (316)           (316)
                  31, 2002
-------------------------------------------------------------------------------------------------------------------------
  183,290,529     DECEMBER 31, 2002 AFTER NEUTRALIZATION OF TREASURY STOCK      78           1,423           1,501
-------------------------------------------------------------------------------------------------------------------------

CAPITAL INCREASE

The capital  increase  was  recorded  at fair value at the date of  acquisition:
(euro)990 million (please refer to Note 2.2).

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

ORANES

As consideration for the Bcom3 acquisition, Publicis issued 1,562,500 ORANEs with a face value of (euro)858 million. This issue was recognized under shareholders' equity at fair value at the date of acquisition, i.e., (euro)495 million (please refer to Note 2.2).

NEUTRALIZATION OF EXISTING TREASURY STOCK AT DECEMBER 31, 2002

Following the decision to cease reserving all treasury stock for employee stock allocation programs, treasury stock held in the portfolio at year-end has been deducted from shareholders' equity.

The following table shows the movements in treasury stock during 2002:

-------------------------------------------------------------------------------------------------------------------------------
                                                          NUMBER OF SHARES    GROSS BOOK      PROVISION FOR        NET BOOK
     (IN MILLIONS OF EUROS, EXCEPT NUMBER OF SHARES)                           VALUE ON       DEPRECIATION          VALUE
                                                                            BALANCE SHEET
-------------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK HELD AT DECEMBER 31, 2001                      4,630,427           138               (2)              136
2002 purchases at an average price per share of(euro)22.14    8,225,213           182                -               182
Options exercised                                               (65,040)           (2)               -                (2)
TREASURY STOCK HELD AT DECEMBER 31, 2002                     12,790,600           318               (2)              316
-------------------------------------------------------------------------------------------------------------------------------

Following the change in the function of treasury stock, any provision recognized in respect of these shares in the income statement since this change became effective is restated on consolidation as a deduction to shareholders' equity.

IMPACT OF THE SAATCHI & SAATCHI ACQUISITION

This acquisition of Saatchi & Saatchi, which was completed in 2000, was treated in accordance with the derogatory method under article 215 of Rule 99-02 of the CRC which permits Publicis to substitute the value of the net assets acquired, adjusted to conform with Group accounting policies, for the purchase price of the shares of Saatchi & Saatchi. As a result, no goodwill on acquisition has been recognized in the balance sheet in respect of this acquisition. The total impact of this treatment represents a reduction of (euro)431 million in shareholders' equity.

Had the derogatory method not been applied, this acquisition would have led to the recognition of (euro)2,313 million in goodwill and a corresponding annual amortization charge (over a 40-year period) of (euro)58 million.

IMPUTATION OF GOODWILL TO SHAREHOLDERS' EQUITY

Over the last 10 years, the only significant imputation of goodwill to shareholders' equity related to the acquisition of Groupe FCA, for which goodwill of (euro)54 million was recognized. This goodwill, which related to all of the subsidiaries of the FCA network, would have been amortized over periods ranging from 10 to 40 years.

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

13. MINORITY INTEREST

----------------------------------------------------------------------------------------------------
                               IN MILLIONS OF EUROS                                    RETAINED
                                                                                       EARNINGS
----------------------------------------------------------------------------------------------------
DECEMBER 31, 1999                                                                           51
----------------------------------------------------------------------------------------------------
2000 movements                                                                              26
----------------------------------------------------------------------------------------------------
DECEMBER 31, 2000                                                                           77
----------------------------------------------------------------------------------------------------
Dividends paid by subsidiaries to minority interest                                        (25)

Consolidated net income for the period, minority interest                                   19

Minority interest (25%) in Zenith's negative equity position at the date of the             (9)
additional 25% purchase

Minority interest (25%) in the revaluation of Zenith assets                                 30
Other                                                                                       (3)
----------------------------------------------------------------------------------------------------
DECEMBER 31, 2001                                                                           89
----------------------------------------------------------------------------------------------------
Acquisition impacts                                                                         19

Dividends paid by the subsidiaries to minority interest                                    (26)

Consolidated net income for the period, minority interest                                   29
Zenith acquisition price allocation adjustment                                              (9)

Translation adjustment and other impacts                                                    (2)
----------------------------------------------------------------------------------------------------
DECEMBER 31, 2002                                                                          100
----------------------------------------------------------------------------------------------------

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

14. PROVISIONS FOR CONTINGENCIES AND CHARGES

-------------------------------------------------------------------------------------------------------------------------------
                             PENSIONS     LEGAL   DEFERRED      CLIENT    RE-          ZENITH       VACANT      OTHER     TOTAL
  IN MILLIONS OF EUROS      AND OTHER             TAX            RISKS    STRUCTURING  EQUITY      PROPERTY
                           POST-EMPLOYMENT        LIABILITIES                          METHOD
                             BENEFITS
-------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999                26           5        -          2         3             -         6           28        70
-------------------------------------------------------------------------------------------------------------------------------
Impact of acquisitions            8           6        -          -        12            16        75                    117
Additions                         5           3        -          6         -             3         2           16        35
Reversals                        (4)         (1)       -         (2)       (5)            -        (9)         (20)      (41)
Translation and other             2           -        -          -         -             -       (10)          (4)      (12)
-------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2000                37          13        -          6        10            19        64           20       169
-------------------------------------------------------------------------------------------------------------------------------
Impact of acquisitions            3           -        -          -         -           (19)        -            6       (10)
Additions                         8           3       10          -         9             -         4           14        47
Reversals                        (5)         (3)      (2)         -        (4)            -        (9)         (16)      (39)
Translation and other            12           1        6         (3)       (1)            -         -            3        18
Other                            14           -       52          -         4             -        10            -        80
-------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001                69          14       66          3        18             -        69           27       266
-------------------------------------------------------------------------------------------------------------------------------
Impact of acquisitions          174          25      211          -       262             -       250           93         1 015
Additions                        32          14        8          -         5             -        (5)          20        74
Reversals                       (30)        (15)      (8)         -       (16)            -       (12)         (31)     (112)
Translation and other           (11)         (2)     (30)         -       (12)            -       (18)           -       (73)
Others                            -          (1)       -          -         -             -         -            -        (1)
-------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002               234          35      247          3       257             -       284          109         1 169
-------------------------------------------------------------------------------------------------------------------------------

DEFERRED TAX LIABILITIES
This account includes the tax impact of the revaluation of intangible assets when the Zenith ((euro)45 million) and Bcom3 ((euro)123 million) acquisitions were made, together with the OBSA fair value adjustment ((euro)73 million).

RESTRUCTURING PROVISIONS
Restructuring provisions represent primarily an estimation of the costs relating to the closure or restructuring of certain activities resulting from plans that were announced but not as yet executed at December 31, 2002 (principally severance pay).

VACANT PROPERTY PROVISIONS
Vacant property provisions consist primarily of a reserve recorded at Saatchi & Saatchi to cover future losses related principally to the lease contract for the building at 375 Hudson Street in New York ((euro)43 million at December 31,
2002), together with a provision of (euro)242 million recorded in connection with the Bcom3 acquisition, including (euro)109 million related to property located in the city of New York.

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

15. BANK BORROWINGS AND OVERDRAFTS

--------------------------------------------------------------------------------------------------------------------------
   Number of                                                                                      DECEMBER 31
   Securities                                                                         ------------------------------------
                                         IN MILLIONS OF EUROS                            2002        2001        2000
--------------------------------------------------------------------------------------------------------------------------
       20,000     Bond exchangeable into IPG shares - 2% -  January 2007                    200         200           -

   17,624,521     OCEANE -  2.75% -  January 2018                                           690           -           -

            -     OCEANE - January 2018 - redemption premium                                239           -           -

    2,812,500     OBSA - 2.75% - September 2022 - bond component (1)                        449           -           -

   28,125,000     OBSA - equity warrants with an exercise price of(euro)30.5 (2)            197           -           -

                  Accrued interest                                                           13           -           -

                  Other loans and short-term credit lines                                   303         549         630

                  Bank overdrafts                                                           490         316         266

                  Obligations under capital leases                                          181           4           5
--------------------------------------------------------------------------------------------------------------------------
                  TOTAL                                                                   2,762       1,069         901
--------------------------------------------------------------------------------------------------------------------------

(1) THE VALUE OF THE BOND COMPONENT OF THE OBSA CORRESPONDS TO THE PRESENT VALUE OF THE FORMER, USING A DISCOUNT RATE OF 8.5%.

(2) THE AMOUNT OF (EURO)197 MILLION CORRESPONDS TO THE FAIR VALUE OF THE WARRANTS AT THE ACQUISITION DATE.

Net debt, after deducting cash and marketable securities, comes to:

--------------------------------------------------------------------------------------------------------
               IN MILLIONS OF EUROS                       2002             2001              2000
--------------------------------------------------------------------------------------------------------
Net financial debt                                     1,330                  270               372
--------------------------------------------------------------------------------------------------------

Net debt is calculated after deducting the OCEANE redemption premium (asset). Moreover, treasury stock previously included under marketable securities, and thus deducted from net debt at December 31, 2001, is now deducted from shareholders' equity.

ANALYSIS BY DATE OF MATURITY

-----------------------------------------------------------------------------------------------
                                                                    DECEMBER 31,
                                                      -----------------------------------------
                IN MILLIONS OF EUROS                      2002          2001          2000
-----------------------------------------------------------------------------------------------
Due in less than one year                                   751           758           721
Due in one to five years                                     93           103           180
Due in more than five years                               1,918           208             -
-----------------------------------------------------------------------------------------------
TOTAL                                                     2,762         1,069           901
-----------------------------------------------------------------------------------------------

ANALYSIS BY CURRENCY

----------------------------------------------------------------------------------------------
                                                                    DECEMBER 31
                                                      ----------------------------------------
                IN MILLIONS OF EUROS                      2002          2001          2000
----------------------------------------------------------------------------------------------
Euros                                                     1,883           592           446
U.S. dollars                                                699           328           360
Other currencies                                            180           149            95
----------------------------------------------------------------------------------------------
TOTAL                                                     2,762         1,069           901
----------------------------------------------------------------------------------------------

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

ANALYSIS BY TYPE OF INTEREST RATE
Financial debt comprises fixed-rate borrowings (which account for two-thirds of total borrowings at December 31, 2002) for which the average interest rate in 2002 was 3.4% (this rate takes into account the additional interest expense arising from discounting the OBSA bond component to present value). After taking into account the variable-rate portion of the debt (one-third of total borrowings at December 31, 2002), the average interest rate borne by Publicis at December 31, 2002 is 3.3%

16. INCOME TAXES

ANALYSIS OF INCOME TAX EXPENSE

----------------------------------------------------------------------------------------------
                                                                         DECEMBER 31
                                                           -----------------------------------
                  IN MILLIONS OF EUROS                         2002         2001          2000
----------------------------------------------------------------------------------------------
Current income tax expense                                    (145)          (78)         (97)
Deferred income tax expense                                     13            (1)           1
----------------------------------------------------------------------------------------------
INCOME TAX ON INCOME OF CONSOLIDATED COMPANIES                (132)          (79)         (96)
----------------------------------------------------------------------------------------------

EFFECTIVE TAX RATE
The effective tax rate is as follows:

-----------------------------------------------------------------------------------------------------------
                  IN MILLIONS OF EUROS                      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                                2002             2001              2000
-----------------------------------------------------------------------------------------------------------
Income of consolidated companies before taxes and
goodwill amortization                                            398              304              283
French statutory tax rate                                      34.33%           35.33%            37.8%

EXPECTED TAX EXPENSE:                                           (137)            (107)            (107)
Impact of:

   - income of subsidiaries taxed at different rates              (2)              (3)               5
   - income taxes at reduced rates                                 0                1                2
   - utilization of deferred tax asset on operating               28               37                8
     losses
   - provisions on deferred tax assets                           (17)             (31)               -
   - permanent differences                                        (4)              25               (4)
                                                             ---------------------------------------------
TAX EXPENSE RECORDED IN THE STATEMENT OF INCOME:                (132)             (78)             (96)
Effective tax rate                                                33%           26%(1)             34%
-----------------------------------------------------------------------------------------------------------

(1) EXCLUDING THE GAIN ON THE DISPOSAL OF OPTIMEDIA, THE EFFECTIVE TAX RATE FOR 2001 IS 32%.

Publicis' subsidiaries carry a substantial amount of tax loss carry-forward , in respect of which, given the uncertainties surrounding their limited potential to be utilized and given that they are set to expire within a relatively short period, a deferred tax credit has not been recognized as an asset in the consolidated balance sheet. These tax loss carry-forward totals approximately
(euro)500 million at December 31, 2002.

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

DEFERRED TAXES

Deferred tax assets and liabilities are included in the following balance sheet line items:

----------------------------------------------------------------------------------------------------------
                  IN MILLIONS OF EUROS                     DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                               2002             2001              2000
----------------------------------------------------------------------------------------------------------
Other receivables:
 -  short-term portion                                          155               25               11
 -  long-term portion                                           274                3                4
----------------------------------------------------------------------------------------------------------
TOTAL DEFERRED TAX ASSETS                                       429               28               15
----------------------------------------------------------------------------------------------------------
Accrued expenses and other liabilities:
 -  short-term portion                                          (14)              (1)              (1)
 -  long-term portion                                          (233)             (65)               -
----------------------------------------------------------------------------------------------------------
TOTAL DEFERRED TAX LIABILITIES                                 (247)             (66)              (1)
----------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES), NET                          182              (38)              14
----------------------------------------------------------------------------------------------------------

SOURCES OF DEFERRED TAXEs

-------------------------------------------------------------------------------------------------------------
                  IN MILLIONS OF EUROS                     DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                               2002             2001              2000
-------------------------------------------------------------------------------------------------------------
Deferred tax assets arising from temporary differences          425               25               12
Deferred tax assets arising from operating loss                   4                3                3
carry-forwards
-------------------------------------------------------------------------------------------------------------
TOTAL DEFERRED TAX ASSETS                                       429               28               15
-------------------------------------------------------------------------------------------------------------
Deferred tax liabilities arising from temporary                  (5)             (14)              (1)
differences

Deferred tax liabilities attributable to asset                 (242)             (52)               -
revaluation
-------------------------------------------------------------------------------------------------------------
TOTAL DEFERRED TAX LIABILITIES                                 (247)             (66)              (1)
-------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS (LIABILITIES), NET                          182              (38)              14
-------------------------------------------------------------------------------------------------------------


17. ACCOUNTS PAYABLE

    The line "Accounts payable" includes all trade accounts payable (including notes payable and accrued purchases) related to the purchase of goods and services, except for purchases of media space in France under the Sapin Law (LOI SAPIN), which are included in "Accrued expenses and other liabilities". These liabilities are payable within one year.

18. ACCRUED EXPENSES AND OTHER LIABILITIES

-------------------------------------------------------------------------------------------------------------
                                                           DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                  IN MILLIONS OF EUROS                         2002             2001              2000
-------------------------------------------------------------------------------------------------------------
Corporation taxes payable                                        139               62               44
Payables related to agency transactions                          117              119              119
Other liabilities                                                101               35               79
Advances received                                                202              208              156
Other payables                                                   915              631              646
Deferred revenues and other liabilities                          140               62               50
Contingent Value Rights payable by Publicis                        -              195                -
-------------------------------------------------------------------------------------------------------------
TOTAL                                                          1,614            1,314            1,094
-------------------------------------------------------------------------------------------------------------

The majority of liabilities at December 31, 2002 are payable within one year.

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

19. OFF-BALANCE SHEET COMMITMENTS

---------------------------------------------------------------------------------------------
       CONTRACTUAL COMMITMENTS            TOTAL                   FALLING DUE
                                                    -----------------------------------------
        IN MILLIONS OF EUROS                         WITHIN ONE   ONE TO FIVE    MORE THAN
                                                        YEAR         YEARS      FIVE YEARS
---------------------------------------------------------------------------------------------
COMMITMENTS GIVEN

Rental contracts                           1,749         233           771          745

Commitments and options to                   232         174            52            6
repurchase minority interest (1)

Commitments to divest equity                   8           8             -            -
investments

Other long term commitments                   12          12             -            -
---------------------------------------------------------------------------------------------
TOTAL                                      2,001         427           823          751
---------------------------------------------------------------------------------------------

(1) ACCORDING TO THE TERMS OF THE AGREEMENT SIGNED WITH CORDIANT IN SEPTEMBER 2001, PUBLICIS HOLDS A PUT OPTION OVER CORDIANT'S 25% STAKE IN ZENITH OPTIMEDIA GROUP, AS WELL AS A CALL OPTION. THE EXERCISE PRICE WILL BE DETERMINED BY APPLYING TO THE RESULTS OF ZENITH OPTIMEDIA GROUP A MULTIPLE CALCULATED ON THE BASIS OF THE AVERAGE PRICE EARNINGS RATIO OF PUBLICIS AND CORDIANT.
     THE FLOOR PRICE OF THE 25% STAKE HELD BY CORDIANT HAS BEEN FIXED AT (POUND)75 MILLION ((EURO)115 MILLION ON THE BASIS OF THE SHARE PRICE AT DECEMBER 31, 2002) PAYABLE IN CASH.

With the exception of the reciprocal commitment related to Zenith Optimedia, most commitments relate to standard call options, the value of which has been estimated on the basis of contractual clauses and the latest available data. Financial debt and finance lease contracts are analyzed by due date in Note 15 above.

---------------------------------------------------------------------------------------------
    OTHER COMMERCIAL COMMITMENTS          TOTAL               AMOUNTS BY DUE DATE
                                                    -----------------------------------------
        IN MILLIONS OF EUROS                           WITHIN     ONE TO FIVE    MORE THAN
                                                      ONE YEAR       YEARS      FIVE YEARS
---------------------------------------------------------------------------------------------
COMMITMENTS RECEIVED

Unused credit lines                        815           815             -            -

COMMITMENTS GIVEN

Other commercial commitments                25            25             -            -
---------------------------------------------------------------------------------------------
TOTAL                                      840           840
---------------------------------------------------------------------------------------------


COMMITMENTS RELATED TO BORROWINGS

o    BONDS EXCHANGEABLE INTO IPG SHARES - 2% JANUARY 2007
     These debentures issued provides for the possibility for bondholders to request that their bonds be exchanged for a number of Interpublic Group securities representing a 30%-premium with respect to the reference price (i.e., an exchange price of USD 36.74), with each bond granting the right to 244.3 IPG shares.
     Thus, in the event of an exchange request from June 30, 2003 forward, Publicis may be called upon to deliver a maximum of 4,885,950 Interpublic Group shares in order to repay the loan. However, the company reserves the right to make payments in cash rather than in shares.

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

o    OCEANES - 2.75% ACTUARIAL - JANUARY 2018
     Under the terms of the OCEANE, bondholders may request that bonds be converted, at the rate of one share for each bond, at any time from January 18, 2002 until the seventh business day before the maturity date (January
     2018). The company therefore has a commitment to deliver 17,624,521 shares which may, at Publicis' discretion, either be new shares to be issued or existing shares held in its portfolio.

At December 31, 2002, there are no significant pledges or guarantees, nor any other significant off-balance sheet commitments, as defined by applicable accounting standards.


20. EMPLOYEE COMPENSATION AND HEADCOUNT

Employee compensation includes salaries, benefits, commissions, bonuses, profit sharing and paid vacation. Payroll taxes on salaries are included in general and administrative expenses.

COMPENSATION OF DIRECTORS AND OFFICERS
Compensation paid to members of the Supervisory Board and the Management Board in 2002 totaled (euro)1.1 million and (euro)5.4 million, respectively. The corresponding figures for 2001 were (euro)1.5 million and (euro)4 million, respectively.

HEADCOUNT: EVOLUTION AND BREAKDOWN

---------------------------------------------------------------------------------------
                                      DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                         2002              2001             2000
---------------------------------------------------------------------------------------
BY GEOGRAPHIC REGION:
   -    France                           3,810             3,521            3,411
   -    Other Europe                    10,417             6,183            5,493
   -    North America                   11,409             6,372            6,954
   -    Rest of world                   10,045             4,516            4,482
---------------------------------------------------------------------------------------
TOTAL                                   35,681            20,592           20,340
---------------------------------------------------------------------------------------
BY SEGMENT:
   -    Communication                   33,856            19,373           19,133
   -    Media                              897               823              828
   -    Other activities                   928               396              379
---------------------------------------------------------------------------------------
TOTAL                                   35,681            20,592           20,340
---------------------------------------------------------------------------------------



-----------------------------------------------------------
                BREAKDOWN BY FUNCTION (%)
-----------------------------------------------------------
Sales                                            22%
Creative development                             17%
Production and specialized staff                 15%
Media and research                               21%
Administration/Management                        17%
Other                                             8%
-----------------------------------------------------------
TOTAL                                           100%
-----------------------------------------------------------

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

21.  OTHER OPERATING EXPENSES

Other operating expenses represent all of the external charges other than purchases of production and media. They principally include taxes (other than income taxes) and additions to and reversals of provisions.

22. DEPRECIATION AND AMORTIZATION EXPENSE

-------------------------------------------------------------------------------------------------------------------
                      IN MILLIONS OF EUROS                              2002             2001              2000
-------------------------------------------------------------------------------------------------------------------
Amortization expense on other intangible assets                           7                6                6
(excluding goodwill)

Depreciation expense on property and equipment                           97               77               53
-------------------------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION OF OTHER INTANGIBLE ASSETS AND
PROPERTY AND EQUIPMENT                                                  104               84               59

Goodwill amortization                                                    93               65               33
-------------------------------------------------------------------------------------------------------------------
TOTAL DEPRECIATION AND AMORTIZATION EXPENSE                             197              149               92
-------------------------------------------------------------------------------------------------------------------


The "Goodwill amortization"line also includes the amortization of purchase price discrepancies allocated to intangible assets.

23. NET FINANCIAL COSTS

--------------------------------------------------------------------------------------------------
                  IN MILLIONS OF EUROS                       2002          2001         2000
--------------------------------------------------------------------------------------------------
Interest and other financial costs, net                        (26)          (27)         (13)
Foreign currency losses, net                                    (5)           (4)          (2)
Dividends received from non-consolidated affiliates              4             3            4
Accrued losses on treasury stock                                (1)           (2)           -
--------------------------------------------------------------------------------------------------
TOTAL                                                          (28)          (30)         (11)
--------------------------------------------------------------------------------------------------



24. EXCEPTIONAL ITEMS

Exceptional items for 2002 can be broken down as follows:

-------------------------------------------------------------------------
                  IN MILLIONS OF EUROS                         2002
-------------------------------------------------------------------------
Cessation of activity and other exceptional losses              (7)

Capital gains on disposal                                        4
-------------------------------------------------------------------------
TOTAL EXCEPTIONAL EXPENSES                                      (3)
-------------------------------------------------------------------------

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

In 2001, exceptional items comprised the capital gain on disposal of 25% in Optimedia made under the terms of the agreements signed in September 2001 with Cordiant Communications Group. This capital gain was offset by exceptional expenses.
In 2000, exceptional income consists of the gain on sale (net of tax) of a non-consolidated investment.

25. BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share amounted to (euro)0.99 in 2002, versus (euro)1.09 per share in 2001 and (euro)1.18 per share in 2000.
The weighted average number of shares outstanding for the calculation of diluted earnings per share amounted to 171,025,567 shares for 2002. The corresponding diluted earnings per share was (euro)0.97 per share in 2002, versus (euro)1.08 per share in 2001 and (euro)1.15 per share in 2000.

26. SEGMENT INFORMATION

INFORMATION BY GEOGRAPHIC REGION

-------------------------------------------------------------------------------------------------------------------------
          IN MILLIONS OF EUROS                FRANCE       OTHER EUROPE       NORTH       REST OF WORLD       TOTAL
                                                                             AMERICA
-------------------------------------------------------------------------------------------------------------------------
2002

Reconstituted billings                          1,885           7,047         13,044           2,769          24,745

Revenues                                          381             862          1,295             388           2,926

Operating income                                   63             120            213              33             429

Operating income before  depreciation and          77             148            261              47             533
amortization

Net income after tax, Group interest *             14              63            150              10             237

Goodwill, property and equipment and
intangible assets, net                            191             882          2,904             528           4,505
-------------------------------------------------------------------------------------------------------------------------
2001

Reconstituted billings                          1,812           4,573          8,120           2,162          16,667

Revenues                                          383             714          1,035             302           2,434

Operating income                                   66             110            137              29             342

Net income after tax, Group interest *             22              65            101              12             200

Goodwill, property and equipment and
intangible assets, net                            114             297          1,001             131           1,543
-------------------------------------------------------------------------------------------------------------------------
2000

Reconstituted billings                          1,730           3,551          5,043           1,482          11,806

Revenues                                          342             536            688             204           1,770

Operating income                                   72              97             83              23             275

Net income after tax, Group interest *             38              58             46               9             151
Goodwill, property and equipment and
intangible assets, net                             85             172            818             139           1,214
-------------------------------------------------------------------------------------------------------------------------

       * before goodwill amortization and exceptional income

INFORMATION BY BUSINESS SEGMENT

It is no longer meaningful to present two distinct business segments given the scale of the group's Communication division since its acquisition of Bcom3. The Group thus now operates in a single business segment.
Its operational structure may no longer be represented as comprising a set of companies categorized into distinct segments or businesses. This new structure, which has been in the making for several years, is designed to provide the Group's clients with a global, holistic service offering, which meets all of their communications needs.
A segmental analysis of the Group by businesses segment is therefore no longer pertinent, given its current structure.

27. PUBLICIS GROUPE S.A. STOCK OPTION PLANS

1- PUBLICIS OPTIONS

At December 31, 2002, the status of outstanding options--both subscription options and options to purchase existing shares--was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                    NUMBER OF      OPTIONS      OPTIONS     OPTIONS   OUTSTANDING  EXERCISE  EXPIRY
(EURO)0.40 PAR VALUE  OPTION TYPE    GRANT DATE      OPTIONS       GRANTED IN  EXERCISED   LAPSED IN   OPTIONS AT   PRICE     DATE
 SHARES                                            REMAINING TO     2002        IN 2002      2002       DECEMBER   (EUROS)
                                                   BE EXERCISED                                         31, 2002
                                                    AT DECEMBER
                                                     31, 2001
------------------------------------------------------------------------------------------------------------------------------------
Second tranche         Subscription  Feb. 20, 1992        17,700                  (3,320)    (14,380)            0    7.17     2002
------------------------------------------------------------------------------------------------------------------------------------
Third tranche          Subscription  Dec. 15, 1992        25,450                  (3,320)    (22,130)            0    6.88     2002
------------------------------------------------------------------------------------------------------------------------------------
Fourth tranche         Subscription  Mar. 22, 1994        28,760                                            28,760    6.37     2004
------------------------------------------------------------------------------------------------------------------------------------
Fifth tranche          Subscription  Mar. 30, 1995        79,120                 (20,540)                   58,580    6.63     2005
------------------------------------------------------------------------------------------------------------------------------------
Sixth tranche          Subscription  Apr. 26, 1996        67,850                  (8,090)                   59,760    4.91     2006
------------------------------------------------------------------------------------------------------------------------------------
Seventh tranche        Subscription  Mar. 20, 1997        55,770                  (7,320)                   48,450    5.63     2007
------------------------------------------------------------------------------------------------------------------------------------
Eighth tranche         Subscription  Mar. 11, 1998        66,000                                            66,000    8.66     2008
------------------------------------------------------------------------------------------------------------------------------------
Ninth tranche          Subscription   Nov. 4, 1998       311,500                  (3,000)                  308,500   10.24     2008
------------------------------------------------------------------------------------------------------------------------------------
Tenth tranche            Purchase     Sep. 7, 2000       100,000                                           100,000   43.55     2010
------------------------------------------------------------------------------------------------------------------------------------
Eleventh tranche         Purchase    Apr. 23, 2001       380,000                                           380,000   33.18     2011
------------------------------------------------------------------------------------------------------------------------------------
Twelfth tranche          Purchase    Nov. 26, 2001     2,943,135                                         2,943,135   29.79      (1)
------------------------------------------------------------------------------------------------------------------------------------
Thirteenth tranche       Purchase     Jan. 1, 2002                   104,600                               104,600   29.79     2012
------------------------------------------------------------------------------------------------------------------------------------
Fourteenth tranche       Purchase    Jun. 10, 2002                     5,000                                 5,000   32.43     2012
------------------------------------------------------------------------------------------------------------------------------------
Fifteenth tranche        Purchase     Jul. 8, 2002                   220,000                               220,000   29.79     2012
------------------------------------------------------------------------------------------------------------------------------------
TOTAL TRANCHES                                         4,075,285     329,600     (45,590)    (36,510)    4,322,785
------------------------------------------------------------------------------------------------------------------------------------

(1) ALLOTMENT OF OPTIONS IS SUBJECT TO SATISFYING CERTAIN CONDITIONS. THE OPTIONS MAY BE EXERCISED WITHIN 10 YEARS ONLY AFTER CONFIRMATION OF THE ALLOTMENT.

2- SAATCHI & SAATCHI OPTIONS

The existing Saatchi & Saatchi option plans confer a right when exercised to conversion into Publicis shares based on the ratio applied for the exchange of shares when Saatchi & Saatchi was acquired by Publicis (18.252 Publicis Groupe S.A. shares for 100 Saatchi & Saatchi shares).

The number of shares remaining to be exercised is broken down as follows:

----------------------------------------------------------------------------------------------------------------
        OUTSTANDING            EXERCISED DURING FISCAL         LAPSED IN 2002               OUTSTANDING
    AT DECEMBER 31, 2001              YEAR 2002                                        AT DECEMBER 31, 2002
----------------------------------------------------------------------------------------------------------------
          266,046                      185,543                       0                      80,503 (1)
----------------------------------------------------------------------------------------------------------------

(1) THE LATEST EXERCISE DATE FOR THESE OPTIONS RANGES BETWEEN 2003 AND 2006.



3- NELSON OPTIONS

On the acquisition of Nelson, these plans were transformed into Publicis share purchase plans.
The number of outstanding options at year-end can be broken down as follows:

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
        OUTSTANDING               EXERCISED DURING             LAPSED IN 2002               OUTSTANDING
    AT DECEMBER 31, 2001          FISCAL YEAR 2002                                     AT DECEMBER 31, 2002
----------------------------------------------------------------------------------------------------------------
          518,730                      65,040                    (171,536)                  282,154 (1)
----------------------------------------------------------------------------------------------------------------

(1) THE LATEST EXERCISE DATE FOR THESE OPTIONS RANGES BETWEEN 2002 AND 2009.

28. SUBSEQUENT EVENTS

o Under the terms of their agreements dated April 9, 1998, the merger of Publicis and Somarel is due to occur no later than June 30, 2003. As a result of this merger, Somarel shareholders, who at December 31, 2002 owned 15.8% of the share capital and held 27.5 % of the voting rights in Publicis Groupe S.A., will become direct Publicis shareholders.

o Callable Asset Swap: Under the terms of a structured transaction set up in January 2003, Publicis is committed to repurchase its bonds exchangeable into IPG shares for a nominal amount of (euro)100 million. The principal repurchase parameters are in line with those of the clause allowing the early redemption of the exchangeable bonds at the request of the bondholders. The effective realization of Publicis' bond repurchase is at the option of the transaction counterparty. In respect of this transaction, Publicis expects to receive remuneration indexed to the Euribor interest rate.

    This transaction involves a potential future repurchase of bonds exchangeable into IPG shares. The capital gain generated by the price of the bond being below par at the time of the operation is incorporated into the remuneration rate in the form of a margin enhancement over the Euribor interest rate. The characteristics of the Asset Swap are consistent with those of the exchangeable bonds: the maturity date of the Asset Swap is the same as the put date for bondholders: March 1, 2004. The definitive amount of the asset swap will be less than or equal to (euro)100 million.

29. RECONCILIATION WITH US GAAP

The table reconciling earnings and shareholders' equity established according to French and U.S. generally accepted accounting principles (GAAP) will be presented in the 20-F document, to be submitted no later than June 30, 2003 in the United States.

The differences between these two accounting methods had the following impact on the accounts at December 31, 2002:

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

DETERMINATION OF THE BCOM3 ACQUISITION PRICE
Under French GAAP, the fair value of Publicis shares and of the ORANEs granted to Bcom3 shareholders appearing in the consolidated financial statements is determined by taking the share price at the date of acquisition, i.e.,
(euro)17.6 on September 24, 2002. Under U.S. GAAP, the share price on the date that the acquisition was announced should be applied, i.e., (euro)36.4.

SAATCHI & SAATCHI ACQUISITION
o Treatment of the Saatchi & Saatchi acquisition, in accordance with the French derogatory method (laid down by Article 215 of CRC rule 99-02) or the purchase accounting method under U.S. GAAP.
o Contingent Value Rights (CVR), stated under French accounting methods at their probable exercise value (maximum CVR value multiplied by the number of CVR outstanding). Under U.S. GAAP, they are recorded at fair value, with subsequent changes in value recorded in the statement of income.
o Saatchi & Saatchi stock options outstanding. Options that have not been exercised are accounted for under French GAAP at the time they are exercised, whereas under U.S. GAAP they are included in the initial acquisition price.

OTHER ACQUISITIONS
o Restructuring expenses. Under French GAAP, goodwill includes restructuring expenses related to reorganization programs decided upon at the time of acquisition and quantified in the period up until the year-end following the acquisition year-end. Under U.S. GAAP, the restructuring charge is expensed as incurred in the event that a restructuring plan could not be finalized within one year of the acquisition date.
o Goodwill arising on the acquisition of FCA in 1993, which was paid for by issuing new shares, was imputed to shareholders' equity. Since U.S. GAAP does not allow for this departure from the principle of treating goodwill as an asset, the goodwill has been recorded as an asset and amortized in accordance with the Group's usual accounting practices.
o Certain payments made to former employee shareholders following acquisitions are treated as additional acquisition costs under French GAAP. Under U.S. GAAP, the relevant amounts are expensed as incurred if such payments are contingent upon the continuation of the beneficiaries' employment contracts.

IMPACT OF THE NEW US ACCOUNTING STANDARDS IN RESPECT OF GOODWILL ON ACQUISITION AND OTHER INTANGIBLE ASSETS
Under U.S. GAAP, goodwill on acquisition and other intangible assets with indefinite useful life that are generated on acquisition are no longer amortized as of January 1, 2002 and are subject to impairment tests. An analysis is currently underway that could lead to an exceptional impairment charge in respect of these assets.

STOCK OPTIONS
According to French GAAP, when stock options are exercised, an increase in share capital and a premium equal to the exercise price must be recorded. Under U.S. GAAP, the difference between fair value and exercise price at the time the options are granted is recorded in the balance sheet and amortized in the statement of income over the vesting period of options.

MARKETABLE SECURITIES
According to French GAAP, only unrealized losses arising from the difference between balance sheet value and fair value may be recognized; any recorded provision may be reversed in the event of a subsequent rise in the market value of the securities. Under U.S. GAAP, the marketable securities of the kind held by the Group (available-for-sale securities) are recorded at fair value on the balance sheet and the unrealized gains and losses are recorded in the specific line of the shareholders' equity.

CLASSIFICATION OF EQUITY WARRANTS
Equity warrants are included in the value of OBSA, which is treated as debt under French GAAP. Under U.S. GAAP, the value of the equity warrant component is reclassified under shareholders' equity.

PROVISIONS FOR CONTINGENCIES AND CHARGES
Certain double-capacity provisions that were included in goodwill on acquisition under French GAAP are recognized as expenses under U.S. GAAP.

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

30. LIST OF CONSOLIDATED ENTITIES AT DECEMBER 31, 2002

A) FULLY-CONSOLIDATED COMPANIES

COMPANY                                % CONTROL         BUSINESS      COUNTRY              LOCATION

Publicis                                  100.00       Advertising     United States        SAN FRANCISCO, SEATTLE, SALT
                                                                                            LAKE CITY, BOISE, DALLAS,
                                                                                            INDIANAPOLIS,
                                                                                            LOS ANGELES, CHICAGO, NEW YORK
Publicis & Hal Riney                      100.00       Advertising     United States        SAN FRANCISCO, ATLANTA, NEW
                                                                                            YORK
Burrell Communications                                 Advertising     United States        CHICAGO
Publicis Dialog                           100.00       Advertising     United States        SAN FRANCISCO, SEATTLE, SALT
                                                                                            LAKE CITY, DALLAS,
                                                                                            INDIANAPOLIS,
                                                                                            CHICAGO, NEW YORK
Nelson Communications                     100.00       Advertising     United States        NEW YORK
Frankel                                   100.00       Advertising     United States        CHICAGO
Fallon                                    100.00       Advertising     United States        MINNEAPOLIS
Winner & Associates                        60.00       Advertising     United States        LOS ANGELES
Publicis Canada                            70.00       Advertising     Canada               MONTREAL, TORONTO
Publicis Norton                            60.00       Advertising     Brazil               SAO PAULO, BRASILIA, PORTO
                                                                                            ALEGRE, RIO DE JANEIRO
Publicis Conseil                           99.61       Advertising     France               PARIS
Mundocom                                   99.93       Advertising     France               PARIS
Publicis Dialog                           100.00       Advertising     France               PARIS
Media System                               94.96       Advertising     France               PARIS
Publicis Consultants                      100.00       Advertising     France               PARIS
Carre Noir                                 97.75       Advertising     France               PARIS
Publicis Consultants Ecocom               100.00       Advertising     France               PARIS
Publicis Deutschland                      100.00       Advertising     Germany              FRANKFURT, BERLIN
Publicis Dialog                            90.05       Advertising     Germany              FRANKFURT, HAMBURG
BMZ                                       100.00       Advertising     Germany              DUSSELDORF
Publicis Komunikation Agentur             100.00       Advertising     Germany              ERLANGEN, MUNICH
Publicis Wien                             100.00       Advertising     Austria              VIENNA
Publicis Belgium                          100.00       Advertising     Belgium              BRUSSELS
Publicis Denmark                           80.00       Advertising     Denmark              COPENHAGEN
Publicis Espana                           100.00       Advertising     Spain                MADRID, BARCELONA, SEVILLE,
                                                                                            VALENCIA, ALICANTE
Publicis Casadevall y Pedreno              85.00       Advertising     Spain                BARCELONA, MADRID
Publicis International Oy                  64.72       Advertising     Finland              HELSINKI
Publicis Hellas                           100.00       Advertising     Greece               ATHENS
Publicis Hungary                          100.00       Advertising     Hungary              BUDAPEST
Publicis Italia                           100.00       Advertising     Italy                MILAN, ROME
Publicis Amsterdam                        100.00       Advertising     Netherlands          AMSTERDAM
Publicis Poland                            85.00       Advertising     Poland               WARSAW
Publicis Portugal                          90.00       Advertising     Portugal             LISBON
BMZ/Park                                   72.09       Advertising     Portugal             LISBON
Publicis UK                               100.00       Advertising     United Kingdom       LONDON
The Triangle Group                        100.00       Advertising     United Kingdom       LONDON
Publicis Zurich                            90.00       Advertising     Switzerland          ZURICH

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



COMPANY                                % CONTROL         BUSINESS      COUNTRY              LOCATION

Publicis Communication                    100.00       Advertising     Australia            BRISBANE, MELBOURNE, SYDNEY
Publicis Mojo                             100.00       Advertising     New Zealand          AUCKLAND
Publicis Ad Link                           60.00       Advertising     China, Hong Kong     BEIJING, HONG KONG, SHANGHAI,
                                                                                            CANTON, CHENGDU
Publicis Welcomm                           60.00       Advertising     Korea                SEOUL
Publicis Japan                            100.00       Advertising     Japan                TOKYO
Publicis Wet Desert                        70.00       Advertising     Malaysia             KUALA LUMPUR
Publicis Philippines                       65.63       Advertising     Philippines          MANILA
Publicis Eureka                            60.00       Advertising     Singapore            SINGAPORE
Publicis Taiwan                           100.00       Advertising     Taiwan               TAIPEI
Publicis Thailand                          50.00       Advertising     Thailand             BANGKOK
Publicis Cape Town                         84.30       Advertising     South Africa         CAPE TOWN
Publicis Johannesburg                     100.00       Advertising     South Africa         JOHANNESBURG
Publicis Ariely                            75.00       Advertising     Israel               TEL AVIV
Publicis Graphics                          60.00       Advertising     Lebanon, Jordan      BEIRUT, AMMAN, BAHRAIN,
                                                                       Bahrain, Egypt,      CAIRO, DUBAI, JEDDAH,
                                                                       United Arab          RIYADH, KUWAIT, ISTANBUL
                                                                       Emirates,
                                                                       Saudi Arabia,
                                                                       Kuwait,
                                                                       Turkey
Saatchi & Saatchi North America           100.00       Advertising     United States        NEW YORK
Klemtner Advertising                      100.00       Advertising     United States        NEW YORK
Rowland-Rochester (SSBC)                  100.00       Advertising     United States        NEW YORK
Saatchi & Saatchi Canada                  100.00       Advertising     Canada               TORONTO
Finance Nazca Publicidade Brazil           51.00       Advertising     Brazil               SAO PAULO
Saatchi & Saatchi Advertising Pty         100.00       Advertising     Australia            SYDNEY
Saatchi & Saatchi New Zealand             100.00       Advertising     New Zealand          WELLINGTON
Saatchi & Saatchi Great
Wall Advertising Co                        51.00       Advertising     China                BEIJING
Saatchi & Saatchi Japan                    66.67       Advertising     Japan                TOKYO
Saatchi & Saatchi Malaysia                 80.00       Advertising     Malaysia             PETALING JAYA
Saatchi & Saatchi Singapore               100.00       Advertising     Singapore            SINGAPORE
Saatchi & Saatchi Taiwan                  100.00       Advertising     Taiwan               TAIPEI
Saatchi & Saatchi Thailand                100.00       Advertising     Thailand             BANGKOK
Saatchi & Saatchi Vietnam                 100.00       Advertising     Vietnam              HO CHI MINH CITY
Saatchi & Saatchi Germany                 100.00       Advertising     Germany              FRANKFURT
Saatchi & Saatchi Austria                 100.00       Advertising     Austria              VIENNA
Saatchi & Saatchi Belgium                 100.00       Advertising     Belgium              BRUSSELS
Saatchi & Saatchi Denmark                 100.00       Advertising     Denmark              COPENHAGEN
Saatchi & Saatchi Spain                   100.00       Advertising     Spain                MADRID
Saatchi & Saatchi France                  100.00       Advertising     France               PARIS
Saatchi & Saatchi Hungary                 100.00       Advertising     Hungary              BUDAPEST
Saatchi & Saatchi Italy                   100.00       Advertising     Italy                ROME, MILAN
Saatchi & Saatchi Holland                 100.00       Advertising     Netherlands          AMSTELVEEN
Saatchi & Saatchi Portugal                100.00       Advertising     Portugal             LISBON
The Facilities Group                       70.00       Advertising     United Kingdom       LONDON
Saatchi & Saatchi UK                      100.00       Advertising     United Kingdom       LONDON
Leo Burnett USA, Inc.                     100.00       Advertising     United States        ILLINOIS
Capps Digital LLC                         100.00       Advertising     United States        ILLINOIS
Ileo Inc                                  100.00       Advertising     United States        ILLINOIS
Leo Burnett Company Ltd.                  100.00       Advertising     Canada               TORONTO
Leo Burnett Pty Ltd                       100.00       Advertising     Australia            SYDNEY
Leo Burnett S.A. de C.V.                  100.00       Advertising     Mexico               MEXICO
Leo Burnett Venezuela C.A.                100.00       Advertising     Venezuela            CARACAS
Leo Burnett Shanghai Advertising Co        70.00       Advertising     China                SHANGHAI
Leo Burnett Ltd                           100.00       Advertising     Hong Kong            HONG KONG
Leo Burnett Advertising Sdn Bhd           100.00       Advertising     Malaysia             KUALA LUMPUR
Radius Leo Burnett Advertising            100.00       Advertising     United Arab Emirates DUBAI
Michael Conrad & Leo Burnett GmbH         100.00       Advertising     Germany              FRANKFURT
Vitruvio-Leo Burnett S.A.                 100.00       Advertising     Spain                MADRID
Leo Burnett S.A.                          100.00       Advertising     France               PARIS
Leo Burnett                               100.00       Advertising     Greece               ATHENS
Leo Burnett Italia S.r.l.                 100.00       Advertising     Italy                MILAN
Leo Burnett Limited                       100.00       Advertising     United Kingdom       LONDON
D'Arcy Masius Benton & Bowles USA         100.00       Advertising     United States        NEW YORK, MICHIGAN,
Inc.                                                                                        CALIFORNIA, ILLINOIS, MISSOURI

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


COMPANY                                % CONTROL         BUSINESS      COUNTRY              LOCATION

Arc Integrated Marketing, Inc.            100.00       Advertising     United States        CONNECTICUT
D'Arcy Martin Group LLC                    70.00       Advertising     United States        MICHIGAN
Lionel Sosa Inc                           100.00       Advertising     United States        TEXAS
TMG MacManus Canada, Inc.                 100.00       Advertising     Canada               TORONTO
Salles/D'Arcy MB&B Publicidade Ltda.      100.00       Advertising     Brazil               SAO PAULO
D'Arcy MB&B (Hong Kong) Ltd.              100.00       Advertising     Hong Kong            HONG KONG
Grupo K / Arc, SA                         100.00       Advertising     Spain                MADRID
D'Arcy MB&B SA                            100.00       Advertising     France               PARIS
BGS D'Arcy SRL                            100.00       Advertising     Italy                MILAN
D'Arcy MB&B Limited                       100.00       Advertising     United Kingdom       LONDON
IMP Marketing Ltd.                        100.00       Advertising     United Kingdom       LONDON
Kaplan Thaler Group Ltd                   100.00       Advertising     United States        NEW YORK
Manning Selvage & Lee, Inc.               100.00       Advertising     United States        NEW YORK, CALIFORNIA, MICHIGAN,
Semaphore Partners, Inc.                  100.00       Advertising     United States        CALIFORNIA, ILLINOIS
Williams Labadie                          100.00       Advertising     United States        ILLINOIS
Beacon Communications K.K.                 66.00       Advertising     Japan                TOKYO
Medicus Group International Inc           100.00       Advertising     United States        NEW YORK, MASSACHUSETTS,
                                                                                            ILLINOIS, MISSOURI, CONNECTICUT
The Medicus Group Ltd.                    100.00       Advertising     United Kingdom       LONDON
Starlink Services Inc.                    100.00     Space purchases   United States        ILLINOIS
MediaVest Worldwide Inc                   100.00     Space purchases   United States        NEW YORK, CALIFORNIA, ILLINOIS
Starcom Worldwide SA de CV                100.00     Space purchases   Mexico               MEXICO
Starcom Worldwide (Australia) Pty Ltd     100.00     Space purchases   Australia            SYDNEY
Starcom Worldwide Media Estrategia         51.00     Space purchases   Spain                MADRID
Starcom MediaVest Group Italia S.r.l.     100.00     Space purchases   Italy                BOLOGNA
Starcom Motive Limited                     67.00     Space purchases   United Kingdom       LONDON
Optimedia USA                             100.00     Space purchases   United States        NEW YORK
Zenith Media USA                          100.00     Space purchases   United States        NEW YORK
More Media                                 90.00     Space purchases   Germany              DUSSELDORF, MUNICH
Optimedia Germany                         100.00     Space purchases   Germany              DUSSELDORF
Zenith Media Germany                      100.00     Space purchases   Germany              DUSSELDORF
Optimedia Spain                           100.00     Space purchases   Spain                MADRID
Zenith Media Spain                         97.50     Space purchases   Spain                MADRID
Publicis Centre Media                     100.00     Space purchases   France               PARIS
Zenith Media France                       100.00     Space purchases   France               PARIS
Optimedia Italy                           100.00     Space purchases   Italy                MILAN
Zenith Media Italy                        100.00     Space purchases   Italy                MILAN
ZenithOptimedia Netherlands               100.00     Space purchases   Netherlands          AMSTERDAM
ZenithOptimedia UK                        100.00     Space purchases   United Kingdom       LONDON

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


COMPANY                                % CONTROL         BUSINESS      COUNTRY              LOCATION

Medias & Regies Europe                    100.00    Press Media Sales  France                 PARIS
Le Monde Advertising                       49.00    Press Media Sales  France                 PARIS
Espaces Liberation                         49.00    Press Media Sales  France                 PARIS
Metrobus                                  100.00      Outdoor Media    France                 PARIS
                                                          Sales

Mediavision                                66.63       Cinema Sales    France                 PARIS
Publex                                     50.00      Outdoor Media    Netherlands            AMSTERDAM
                                                          Sales

Regie I                                    50.00    Radio Media Sales  France                 PARIS
Drugstore Champs Elysees                  100.00          Retail       France                 PARIS


B) EQUITY-ACCOUNTED AFFILIATES

COMPANY     % CONTROL        BUSINESS      COUNTRY               LOCATION

Bartle           49.00     Advertising     United Kingdom        LONDON
Bogle
Hegarty
(BBH)

                                               CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

REPORT OF THE STATUTORY AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS

In our capacity as Statutory Auditors, we have audited the accompanying consolidated financial statements of Publicis Groupe S.A. as of December 31, 2002 in accordance with accounting principles generally accepted in France. These consolidated financial statements are the responsibility of the Company's Management Board. Our responsibility is to express an opinion on these financial statemens based on our audit.
We conducted our audit in accordance with French professional standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated accounts. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2002 and the results of the Group's operations included in the scope of consolidation for the year then ended, in accordance with French accounting principles. Without prejudice to our aforementioned opinion, we wish to draw your attention to Note 1 of the notes to the consolidated financial statements, in respect of the change in method resulting from the first application of CRC rule 2000-06 relating to liabilities.
We have also reviewed the information contained in the Management Board Report in accordance with French professional standards.
We have nothing to report with respect to the fairness of such information and its consistency with the consolidated financial statements.


Paris, March 24, 2003


                        The Statutory Auditors

   Mazars & Guerard                            Ernst & Young Audit

   Frederic Allilaire                          Bruno Perrin

                                                PRO FORMA FINANCIAL INFORMATION
-------------------------------------------------------------------------------
The following pro forma financial information exclusively reflects Publicis' sole significant addition to its scope of consolidation, namely Bcom3.

NOTES TO THE 2002 AND 2001 PRO FORMA FINANCIAL INFORMATION

The pro forma financial information reflects the effects of Publicis' acquisition of Bcom3 on Publicis' consolidated income statements, as if Bcom3 had been acquired for the whole of 2001 and 2002, rather than only from September 2002 onwards.

This consolidated pro forma financial information was established on the basis of:
-  Publicis'  consolidated financial statements for the years ended December
   31, 2002 (incorporating Bcom3 from September 24, 2002) and December 31, 2001, as published,
- Bcom3's consolidated financial statements for the year ended December 31, 2001, adjusted to conform to Publicis' accounting policies.
The main adjustments made to prepare the pro forma financial information relate to:
- the inclusion in fiscal year 2002 of Bcom3's consolidated statement of income for the period between January 1 and September 24, 2002,
-  additional  amortization  of goodwill  over the first nine months of 2002
   (12 months in 2001),
- accounting for financial costs related to the OBSA over the first nine months of 2002 (12 months in 2001),
- accounting for dividends due in respect of ORANEs over the first nine months of the 2002 (12 months in 2001),
- additional amortization of identified intangible assets over the first nine months of 2002 (12 months in 2001),
- the recognition of certain D'Arcy client terminations which occurred in 2002 prior to the acquisition, together with the recognition of loss of business when D'Arcy's accounts were transferred to other networks.
Bcom3's balance sheets and statements of income were converted, in accordance with the method applied by Publicis for these fiscal years, using closing exchange rates for balance sheet items, i.e., $1 = (euro)0.954 at December 31, 2002 and $1 = (euro)1.129 at December 31, 2001, and average exchange rates for income statement items, i.e., $1 = (euro)1.062 for 2002 and 2001, in order to neutralize the effects of exchange rate variations in the income statement.

We should note that the 2001 pro forma financial information presented below differs from the pro forma financial information included in the prospectus (NOTE D'OPERATION) dated May 16, 2002. The main differences are as follows:
- the fair value of the securities provided as consideration for the acquisition of Bcom3: in the prospectus, a temporary value was assigned to these securities subject to a definitive evaluation on the basis of fair values prevailing at September 24, 2002,
- the allocation of identifiable assets and liabilities: the evaluation of identifiable intangible assets and liabilities, particularly provisions for restructuring and vacant property, have been finalized.

                                                PRO FORMA FINANCIAL INFORMATION
-------------------------------------------------------------------------------

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------
       IN MILLIONS OF EUROS            PRO       PRO
                                      FORMA     FORMA
                                      2002      2001
--------------------------------------------------------
Reconstituted billings                 36,518    33,363


REVENUES                               4,280     4,310
Salaries and related expenses         (2,466)   (2,473)
Other operating expenses              (1,101)   (1,132)
Total operating expenses              (3,567)   (3,605)
Other operating income                    26        17
OPERATING       INCOME       BEFORE      739       722
DEPRECIATION AND AMORTIZATION
Depreciation    and    amortization     (166)     (152)
expense
OPERATING INCOME                         573       570
Net financial costs                      (60)      (89)
INCOME  OF  CONSOLIDATED  COMPANIES
BEFORE  TAXES,   EXCEPTIONAL  ITEMS      513       481
AND GOODWILL AMORTIZATION
Exceptional items                         (4)      (31)
Income taxes                            (177)     (135)
NET    INCOME    OF    CONSOLIDATED      332       315
COMPANIES      BEFORE      GOODWILL
AMORTIZATION

Equity in net income of                    5        11
unconsolidated companies
NET INCOME BEFORE GOODWILL
AMORTIZATION                             337       326
OF WHICH GROUP INTERESTS                 299       302
Goodwill amortization                   (146)     (131)
NET INCOME BEFORE MINORITY INTEREST      191       195
Minority interest                        (35)      (22)
GROUP NET INCOME                         156       173
--------------------------------------------------------


--------------------------------------------------------
     PER SHARE DATA (IN EUROS)
--------------------------------------------------------


Net earnings per share                0.80      0.85

Earnings per share after tax and      1.58      1.52
before goodwill amortization

Net earnings per share - diluted      0.75      0.77

Earnings per share after tax and      1.38      1.36
before goodwill amortization -
diluted
--------------------------------------------------------

                                                PRO FORMA FINANCIAL INFORMATION
-------------------------------------------------------------------------------

PRO FORMA BALANCE SHEETS AT DECEMBER 31

-----------------------------------------------------------

      IN MILLIONS OF EUROS               2002      2001
-----------------------------------------------------------
ASSETS

Goodwill, net                            2,989     3,073
Other intangible assets, net               865       923
Property and equipment, net                599       778
Investments  and other  financial           98        88
assets, net
Investments  accounted for by the           33        68
equity method
NON-CURRENT ASSETS                       4,584     4,930

Inventory  and costs  billable to          295       437
clients
Accounts receivable                      3,663     3,717
Other receivables                          951       951
OCEANE redemption premium                  227         -
Marketable securities                      342       317
Cash and cash equivalents                  863       741
CURRENT ASSETS                           6,341     6,163

TOTAL ASSETS                            10,925    11,093
-----------------------------------------------------------


-----------------------------------------------------------
LIABILITIES   AND   SHAREHOLDERS' EQUITY

Capital stock                               78        78
Additional  paid-in  capital  and          850     1,121
retained earnings
Other equity (ORANE)                       495       495
SHAREHOLDERS' EQUITY                     1,423     1,694

MINORITY INTEREST                          100       110

PROVISIONS FOR  CONTINGENCIES AND        1,160     1,434
CHARGES

Bank borrowings and overdrafts           2,791     2,025
Accounts payable                         3,832     3,872
Accrued    expenses   and   other        1,619     1,958
liabilities
BANK BORROWINGS AND LIABILITIES          8,242     7,855

TOTAL       LIABILITIES       AND       10,925    11,093
SHAREHOLDERS' EQUITY
-----------------------------------------------------------


-----------------------------------------------------------
NET FINANCIAL DEBT                      1,359,       967
-----------------------------------------------------------

AUDITORS' REPORT ON THE PRO FORMA FINANCIAL INFORMATION



You requested us to review the accompanying pro forma financial information covering the period from January 1, 2001 to December 31, 2002, which have been prepared in connection with the acquisition of Bcom3.
This pro forma financial information was prepared under the responsibility of Management, based on the consolidated financial statements of Publicis Groupe S.A. (for the years ended December 31, 2001 and December 31, 2002) audited by us in accordance with French professional standards, and on the consolidated financial statements of Bcom3 (for the year ended December 31, 2001) audited by Andersen LLP in accordance with professional standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether these accounts are free from material misstatement. On the basis of our audit of Publicis Groupe S.A., we expressed an unqualified opinion without observation on the consolidated financial statements for the year ended December 31, 2001. On the consolidated financial statements for the year ended December 31, 2002, we expressed an unqualified opinion with an observation in the report concerning note 1 to the consolidated financial statements which presents the change in accounting method resulting from the first application, commencing January 1, 2002, of CRC rule 2000-06 relating to liabilities and the resulting change in accounting method. Andersen LLP expressed an unqualified opinion without observation on the consolidated financial statements of Bcom3 for the year ended December 31, 2001, presented in accordance with accounting principles generally accepted in the United States. We conducted our review of the pro forma financial information in accordance with French professional standards. These standards require that we review the methods for determining the assumptions on which the pro forma financial information was based, the preparation of the pro forma accounts and to perform such procedures as to enable us to assess whether these assumptions are consistent and are correctly reflected in the pro forma accounts and whether the accounting policies applied in preparing these accounts are in accordance with the accounting policies applied for the preparation of the latest consolidated financial statements.
The pro forma financial statements are intended to reflect the effect of a given transaction on the historical financial information, had this transaction or event occurred at a date earlier than the date at which such transaction or event occurred or is reasonably expected to occur. However, the pro forma financial information is not necessarily indicative of the results of operations or related effects on the financial position that would have been attained had the transaction or event occurred at a date earlier than the date at which it actually occurred or is reasonably expected to occur.
In our opinion, management's assumptions provide a reasonable basis for presenting the effects directly attributable to Publicis Groupe S.A.'s acquisition of Bcom3 in the pro forma accounts, are correctly reflected in the pro forma accounts and the accounting policies applied for the preparation of such pro forma accounts are consistent with the accounting policies applied in the preparation of the consolidated financial statements of Publicis Groupe S.A.

Paris, March 24, 2003


                             The Statutory Auditors

                                                PRO FORMA FINANCIAL INFORMATION
-------------------------------------------------------------------------------

            Mazars & Guerard                    Ernst & Young Audit


            Frederic Allilaire                  Bruno Perrin

SUMMARIZED STATUTORY ACCOUNTS OF PUBLICIS GROUPE S.A. FOR THE YEAR ENDED DECEMBER 31, 2002


                                                                 PAGE

STATEMENTS OF INCOME...........................................



BALANCE SHEETS.................................................



STATEMENTS OF CASH FLOWS.......................................



NOTES TO THE STATUTORY ACCOUNTS OF PUBLICIS GROUPE S.A.........


DETAIL OF INVESTMENTS AT DECEMBER 31...........................



OPERATING RESULTS OF PUBLICIS GROUP S.A. OVER THE LAST FIVE
YEARS..........................................................

                                                  SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------



STATEMENTS OF INCOME

-----------------------------------------------------------------
       IN MILLIONS OF EUROS          2002      2001      2000
-----------------------------------------------------------------

Operating revenues                      33        15        18

Operating expense                      (30)      (12)      (16)

OPERATING INCOME                         3         3         2

Investment income                       57        57        43

Other financial income                  36        11         1

TOTAL FINANCIAL INCOME                  93        68        44

FINANCIAL COSTS                        (86)      (43)      (18)

Group share in partnerships             (2)       (5)        -

FINANCIAL INCOME, NET                    5        20        26

NET INCOME BEFORE TAXES                  8        23        28

EXCEPTIONAL INCOME                   1,882       473       357

Exceptional amortization and          (673)     (496)      (40)
provisions

Other exceptional expense from      (2,143)     (469)     (153)
capital transactions

TOTAL EXCEPTIONAL EXPENSE           (2,816)     (965)     (193)

EXCEPTIONAL ITEMS                     (934)     (492)      164

INCOME TAXES                             -         -         -

NET INCOME (LOSS) FOR THE YEAR        (926)     (469)      192
-----------------------------------------------------------------

                                                  SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------





BALANCE SHEETS AT DECEMBER 31


--------------------------------------------------------------------
        IN MILLIONS OF EUROS            2002      2001      2000
--------------------------------------------------------------------
ASSETS

INTANGIBLE ASSETS, NET                       3         3         3

PROPERTY AND EQUIPMENT, NET                  9         9         8

 Investments                             5,763     2,770     2,706
 Other financial assets                   465       185       206
 Provisions  for   investments   and     (727)     (516)      (21)
 other financial assets

INVESTMENTS   AND   OTHER   FINANCIAL    5,501     2,439     2,891
ASSETS, NET

NON-CURRENT ASSETS                       5,513     2,451     2,902

CURRENT ASSETS                              77       154        15

BOND REDEMPTION PREMIUM                    227         -         -

REGULARIZATION AND TRANSLATION              24         9         8
ADJUSTMENTS

TOTAL ASSETS                             5,841     2,614     2,925
--------------------------------------------------------------------



--------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS'   EQUITY   BEFORE   NET    3,624     2,399     2,177
INCOME FOR THE YEAR

Net income (loss) for the year            (926)     (469)      192

SHAREHOLDERS' EQUITY                     2,698     1,930     2,369

OTHER EQUITY                               858         -         -

PROVISIONS  FOR   CONTINGENCIES   AND       52        43        43
CHARGES

Bonds and notes issued                   1,999       200

Bank borrowings and overdrafts              21       235       441
Loans and other financial debts            204       184        48
Other liabilities                            9        14        15

BANK BORROWINGS AND LIABILITIES          2,233       633       505

TRANSLATION ADJUSTMENTS                      -         8         8

TOTAL  LIABILITIES AND  SHAREHOLDERS'    5,841     2,614     2,925
EQUITY
--------------------------------------------------------------------

                                                  SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS


-----------------------------------------------------------------------
         IN MILLIONS OF EUROS             2002      2001       2000
-----------------------------------------------------------------------

I - Cash flows from operating activities

     Net income (loss) - excluding         (169)     (472)       28
     exceptional gains on sales of
     fixed assets
     Amortization and provisions,           202       496         1
     transfers to deferred costs

     SELF-FINANCING ABILITY                  33        24        29

     Change in net working capital           (6)       (2)       (5)
     requirements

   NET  CASH   PROVIDED  BY   OPERATING      27        22        24
   ACTIVITIES


II - Cash   flows   from   investing
     activities
     Acquisitions of subsidiaries          (272)     (125)      (49)
     Disposal of subsidiaries                 -        54         -
     Purchases   of   investments   and      30        (4)     (213)
     other financial assets, net

   NET CASH USED IN INVESTING              (242)      (75)     (262)
   ACTIVITIES


III- Cash   flows   from   financing
     activities
     Dividends paid to Publicis Groupe      (29)      (27)      (15)
     S.A.shareholders
     Capital increase                         -        56         -
     Proceeds from new loans                774       416       407
     Repayment of principal on loans       (286)     (208)       (2)
     Net purchases of treasury stock       (180)        -      (115)
     Reclassification    of    treasury    (136)       34         -
     stock

NET   CASH    PROVIDED   BY   FINANCING     142       271       275
ACTIVITIES

   NET  CHANGE IN CASH  FLOWS (I + II +     (73)      218        37
   III)

     Cash  and  cash   equivalents   at     136       (82)     (119)
     beginning of year
     Cash and cash  equivalents  at end      63       136       (82)
     of year

   NET   CHANGE   IN  CASH   AND   CASH     (73)      218        37
   EQUIVALENTS
-----------------------------------------------------------------------

                                                  SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------

NOTES TO THE STATUTORY ACCOUNTS OF PUBLICIS GROUPE S.A.


SIGNIFICANT EVENTS OF THE PERIOD

Several significant events occurred in 2002:

o acquisition, on September 24, 2002, of 100% of the capital of Bcom3, a U.S. communications group, for a total consideration of(euro)3,431 million, which breaks down as follows:
   - (euro)1,715,625,000 through the issuance of 56,250,000 new shares, at a share price of (euro)30.50 (par value of (euro)0.40 with additional paid-in capital of (euro)30.10 per share),
   - (euro)857,812,500 through the issuance of 20-year bonds mandatorily redeemable into existing or new shares (ORANE),
   - (euro)857,812,500 through the issuance of 20-year bonds with detachable equity warrants (OBSA).

o For Publicis Groupe S.A., the implementation of the Group's legal reorganization has entailed three major operations:
   - buying back in November 2002 of shares in Publicis USA Holdings from Saatchi & Saatchi Holdings Ltd, with Publicis Groupe S.A. acquiring 100% ownership of the capital of Publicis USA Holdings,
   - transfer of Saatchi & Saatchi Ltd shares to Publicis Worldwide BV, funded through the issue of Publicis Worldwide BV shares, of which Publicis Groupe S.A. still holds 100% of the capital,
   - creation via a cash contribution in December 2002 of SFPP Holding, in order to combine the French subsidiaries of Saatchi & Saatchi and Bcom3 within a subsidiary named SFPP. This operation was followed by a contribution in kind of Publi Management shares (99% of the capital stock) previously held by Saatchi & Saatchi North America. Publicis Groupe S.A. holds 98.6% of the capital of SFPP Holding.

o as part of its program to restructure existing debt, Publicis Groupe S.A. proceeded with the issue of convertible bonds redeemable into existing or new shares (OCEANEs) in January 2002, with a total face value of (euro)690 million. These bonds bear interest at the annual rate of 1% and will be redeemable in January 2018, with a premium of 34.59% over par.

o payment of Contingent Value Rights (CVR) granted to holders of Publicis shares received in exchange for Saatchi & Saatchi shares as of their maturity date (March 7, 2002) for a cost of (euro)196 million.


BUSINESS OF THE COMPANY

The business of the Company is essentially to manage the holdings of the Publicis Group.
In addition, the company receives rental payments and is responsible for the centralized management of cash flows of the Group's French subsidiaries.


INVESTMENTS

Gross investments  increased by (euro)2,993 million.
This increase is primarily attributable to the following:
o ACQUISITION OF 100% OF THE SHARES OF BCOM3 (Philadelphia Merger Corp.) for(euro)3,431 milliON.

                                                   SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------

o DISPOSAL OF 100% OF THE STAKE IN SAATCHI & SAATCHI: for fiscal year 2002, the value of the 100% stake in Saatchi & Saatchi was increased by the amount of the issue of Contingent Value Rights ((euro)196 million) and by the amount of stock options exercised with respect to options granted through the former stock option plans of Saatchi & Saatchi ((euro)8 million), thereby bringing the gross value of shares to (euro)2,142 million. All shares were sold or exchanged, leading to the reversal of the provision for depreciation recorded for these shares at year-end 2001 for (euro)496 million.
o ACQUISITION FROM SAATCHI & SAATCHI HOLDINGS LTD OF ITS STAKE IN PUBLICIS USA HOLDINGS for a cost of (euro)753 million, bringing the Publicis Groupe S.A.'s stake in Publicis USA Holdings to 100%.
o  INCREASE  IN THE  AMOUNT  OF  THE  INVESTMENT  IN  PUBLICIS  WORLDWIDE  BV of
   (euro)639 million as compensation of Publicis Groupe S.A.'s contribution of its stake in Saatchi & Saatchi to Publicis Worldwide BV. Following this operation, Publicis Groupe S.A. still holds 100% of the capital of Publicis Worldwide BV.
o ACQUISITION OF A 98.6% STAKE IN SFPP HOLDING for a total cost of (euro)108 million by means of two operations:
   -  incorporation of the company via a(euro)76 million cash contribution,
   - contribution of Publi Management shares, previously purchased from Saatchi & Saatchi North America Inc. for a cost of(euro)32 million.

   The amount of provisions for  depreciation on investment  securities  totaled
   (euro)673 million as of December 31, 2002 after:
   - reversal of provisions amounting to(euro)496 million for Saatchi & Saatchi shares and to(euro)11 million for Publicis Worldwide shares,
   - allocation to provisions amounting to (euro)553 million on Bcom3 shares and (euro)120 million on Publicis USA Holdings shares.

   It is important to remember that provisions are established whenever the going concern value is lower than the carrying value. Going concern value is determined on the basis of objective criteria, such as revalued net assets, capitalized earnings, market capitalization, associated where necessary with more subjective criteria, such as specific industry indicators or ratios, economical assumptions and the company's growth forecasts, present value of projected future cash flows, as well as the strategic nature of the stake for the Group.

TREASURY STOCK

The book value of treasury stock, recorded as "Other financial assets" at December 31, 2002 while they were included with the marketable investments" at December 31, 2001, amounts to (euro)278 million after a provision of (euro)38 million. The balance sheet value corresponds to the market value, evaluated on the basis of the average price for December 2002 of the treasury stock held in the portfolio at December 31, 2002.

Pursuant to the recommendations of the French Accounting Standards Council (CONSEIL NATIONAL DE LA COMPTABILITE OR CNC), this reclassification of treasury stock under "Other financial assets" results from the decision by the Management Board, taken during the second half of 2002, to cease the exclusive allocation of treasury stock to employee stock option plans.

                                                   SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------

---------------------------------------------------------------------------
                                  NUMBER OF  GROSS     PROVISION NET VALUE
  (IN MILLIONS OF EUROS, EXCEPT     SHARES   BALANCE        FOR
        NUMBER OF SHARES)                    SHEET     DEPRECIATION
                                             VALUE
---------------------------------------------------------------------------
TREASURY  STOCK HELD AT  DECEMBER 4,630,427     138        (2)      136
31, 2001
2002  purchases at average  price 8,225,213     182         -       182
of (euro)22.14
Exercised options                  (65,040)      (2)        -        (2)
2002  accrued  losses on treasury        -        -       (38)      (38)
stock
TREASURY  STOCK HELD AT  DECEMBER 12,790,600    318       (40)      278
31, 2002
---------------------------------------------------------------------------


SHAREHOLDERS' EQUITY

Five-year summary changes in shareholders' equity of Publicis Groupe S.A.:

--------------------------------------------------------------------------------------------------------------
 Dates     Capital transactions        Amount of capital changes
                                       -------------------------                    Successive       Total
                                       Number of    Nominal value        Issue      amounts of     cumulative
                                       shares                           premium      capital         number
                                                    (in thousands         (in          (in            of
                                                       of euros)        thousands   thousands        shares
                                                                            of          of
                                                                          euros)      euros)
--------------------------------------------------------------------------------------------------------------

AS AT JANUARY 1, 1997                                                                31,035      8,143,113

 1998   Exercise of options                 43,022           164          1,132      31,199      8,186,135
        Merger with Publicis               792,076         3,019         52,210      34,218      8,978,211
        Communication
 1999   Exercise of options                447,785         1,707         12,067      35,925      9,425,996
 2000   10-for-1 stock split            84,833,964             0              0      35,925     94,259,960
        Saatchi & Saatchi                43,889,14        16,727      1,854,066      52,652    138,149,109
        acquisition
        Exercise of options                 70,710            27            422      52,679    138,219,819

 2001   Saatchi & Saatchi -              1,305,727           522         55,493      53,201    139,525,546
        exercise of options
        Exercise of options under           74,450            30            482      53,231    139,599,996
        the Publicis plan
        Conversion of the capital                          2,609                     55,840    139,599,996
        into euros

 2002   Saatchi & Saatchi - exercise       185,543            74          7,886      55,914    139,785,539
        of options
        Exercise  of options  under         45,590            18            276      55,932    139,831,129
        the Publicis plan
        Reserved capital  increase
        under the Bcom3 acquisition
        agreement                        56,250,00        22,500      1,693,125      78,432    196,081,129

AS AT DECEMBER 31, 2002                                                              78,432    196,081,129
--------------------------------------------------------------------------------------------------------------



Change in shareholders' equity between January 1, 2002 and December 31, 2002:

-------------------------------------------------------------------
  (IN MILLIONS OF    DECEMBER   INCREASE   DECREASE  DECEMBER 31,
      EUROS)         31, 2001                            2002
-------------------------------------------------------------------
  Capital stock           56         23          -          79
  Additional
  paid-in capital      1,946      1,701       (108)      3,539
  Merger premium          88          -        (88)          -
  Legal reserve            5          -          -           5
  Long-term
  capital gains
  reserve                 24          -        (24)          -
  Other reserves          92                   (92)          -
  Retained earnings      188          1       (188)          1
-------------------------------------------------------------------

                                                   SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------

  SUB-TOTAL            2,399      1,725       (500)      3,624
  NET  LOSS FOR THE
  YEAR                  (469)                             (926)
--------------------------------                     --------------
  TOTAL
  SHAREHOLDERS'
  EQUITY               1,930                             2,698
-------------------------------------------------------------------



OTHER EQUITY

This line corresponds to the bonds redeemable into existing or new shares (ORANE) issued on September 24, 2002 following a reserved issue. Pursuant to regulations in these matters, this borrowing is recorded as other equity. This 20-year bond issue, given as compensation for a portion of Bcom3 shares, consists of 1,562,500 ORANEs with a face value of (euro)549, for a total face value of (euro)857,812,500.
Each ORANE entitles the bearer to receive 18 existing or new Publicis shares, at the rate of one per year commencing on September 1, 2005 and concluding on the twentieth anniversary of the bond (2022). At the same time, the value of the ORANE is reduced by (euro)30.50 per year on each of the twenty anniversary dates.
ORANEs bear interest at 0.82% of par value. This percentage will be reviewed for the first time upon the payment of the coupon for the period September 1, 2004--September 1, 2005, on the basis of 110% of the average of dividends over the last three fiscal years, although this percentage may not be less than 0.82% of the face value of the ORANE.

PROVISIONS FOR CONTINGENCIES AND CHARGES

This item includes provisions for tax of (euro)40 million corresponding to the capital gain generated from the transfer of shares to Publicis USA Holdings, benefiting from deferred tax credits by virtue of article 210-A of the French General Tax Code.
The balance of the provisions for contingencies and charges includes provisions for foreign exchange risks of (euro)5.5 million, provisions for tax reassessments of (euro)4.5 million, and other provisions of (euro)0.7 million.

BONDS AND NOTES ISSUED

----------------------------------------------------------------
                             Issue value  Redemption   Total
                                           premium
----------------------------------------------------------------
Exchangeable  IPG 2% January     200                    200
2007
----------------------------------------------------------------
OCEANE    2.75%    actuarial     690         239        929
January 2018
----------------------------------------------------------------
OBSA 2.75% September 2022        858                    858
----------------------------------------------------------------
TOTAL BONDS AND NOTES ISSUED   1,748         239      1,987
----------------------------------------------------------------
Accrued interest                                         12
----------------------------------------------------------------
BALANCE SHEET TOTAL                                   1,999
----------------------------------------------------------------

| | EXCHANGEABLE IPG DEBENTURE LOAN - 2% JANUARY 2007
    The  debenture  loan  issued  on  December  18,  2001 for a total  amount of
    (euro)200  million  is  divided  into  20,000  bonds  with a face  value  of
    (euro)10,000 redeemable at par in January 2007 and paying a fixed annual coupon of 2%. All bonds will be exchangeable as of June 30, 2003 into a number of Interpublic Group shares representing a premium of 29% over the reference price of US$28.26 (which represents an exchange price of US$36.74) or repaid in cash at the choice of Publicis. The bonds will be redeemable at the choice of Publicis as from January 10, 2005, if the Interpublic Group share price exceeds the initial exchange price of US$36.74 by 30% during a period of 20 trading days. Bondholders may also request from Publicis the redemption of their bonds at par on March 1, 2004.

                                                   SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------

| | OCEANES - 2.75% ACTUARIAL JANUARY 2018
    The convertible 16-year bond redeemable into existing or new shares (OCEANEs) issued on January 18, 2002 for a total face value of (euro)690 million (before premiums) is composed of 17,624,521 bonds of (euro)39.15 (representing a premium of 35% over the Publicis share reference price at the time of the issue), issued at par and bearing interest at the annual rate of 1%. These bonds will be redeemed in full at their maturity, on January 18, 2018, for an amount corresponding to 134.59% of par. However, they may be amortized prior to maturity, either privately on the public markets or by public tender or exchange offers, at any time on or after January 18, 2007. Bondholders have the possibility of requesting early redemption on January 18 in 2006, 2010, and 2014. Bondholders may request the conversion or exchange of bonds at any time after January 18, 2002 and no later than the seventh working day preceding their maturity, at a parity of one share per bond. Shares issued may, at the discretion of the Company, be either existing or new shares.

| | OBSAS -  2.75% SEPTEMBER 2022
    The 20-year bond with detachable equity warrants was issued on September 24, 2002, as compensation for a portion of Bcom3 shares. It is composed of 2,812,500 bonds with a par value of (euro)305, for a total face value of
    (euro)857,812,500.
    Ten warrants are attached to each bond entitling the bearer to subscribe at any moment during the period from September 24, 2013 to September 24, 2022 to a Publicis share at the strike price of (euro)30.50 by making payment in full and in cash on subscription.
    The bonds are redeemed each year from June 30, 2013 to June 30, 2021 and reach maturity on September 24, 2022 at one tenth of their value, i.e.,
    (euro)30.50.
    OBSAs bear interest at 2.75% of par value.

BANK BORROWINGS AND OVERDRAFTS

Bank borrowings and overdrafts break down as follows:

               ----------------------------------
               IN MILLIONS OF EUROS   DECEMBER
                                      31, 2002
               ----------------------------------
               Short-term credit           21
               lines
               Bank overdrafts              -
               ----------------------------------
               ----------------------------------
               TOTAL                       21
               ----------------------------------

EXCEPTIONAL ITEMS

The exceptional loss of(euro)934 million is composed of the following main items:

- the capital loss of(euro)261 million realized as a result of disposal and exchange operations of Saatchi & Saatchi equity interests for Publicis USA Holdings and Publicis Worldwide BV equity interests, consisting of:
      o  a gross capital loss of(euro)757 million
      o  a provision reversal of(euro)496 million

- the establishment of exceptional provisions with respect to equity interests of:
      o  Bcom3 for (euro)553 million
      o  Publicis USA Holdings for (euro)120 million.

In 2001, exceptional items essentially consisted of the provision in respect of Saatchi & Saatchi equity interests of (euro)496 million.

                                                   SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------

As these allocations and reversals of provisions were deemed to be exceptional, in terms of their nature and their amount, the Company chose to present them as exceptional items so as not to affect the transparency of operating income.

INCOME TAXES

At December 31, 2002, Publicis had a tax loss of (euro)51 million that may be carried forward for five years. In addition, a long-term net capital loss of
(euro)911 million may be carried forward for 10 years.

                                                  SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------

A (euro)4.6 million carry-back receivable was recognized in 2002. In addition, a provision for tax reassessment was recorded in the amount of (euro)4.5 million. Tax loss and capital loss carryforwards at December 31, 2002 break down as follows:

---------------------------------------------------------------------
         TYPE            AMOUNT             EXPIRY DATES
---------------------------------------------------------------------
Tax loss carryforwards      65   2007:(euro)51 million; 2006:(euro)12
                                 million; 2005:(euro)2 million
---------------------------------------------------------------------
Deferred   depreciation      1
- ARD
---------------------------------------------------------------------
Capital    loss   carry  1,401   2012:(euro)911  million;   2012:(euro)
forwards                         490 million
---------------------------------------------------------------------


OFF-BALANCE SHEET COMMITMENTS

LEASE CONTRACT GUARANTEE:
Two stories of the office block located rue du Dome in Boulogne-Billancourt, France, were acquired under a lease agreement. This contract presents the following characteristics:

| |VALUES  OF ASSETS  HELD  UNDER  LEASE  AGREEMENTS  AT  DECEMBER  31,  2002 IN
   MILLIONS OF EUROS

-------------------------------------------------------------------
                                             THEORETICAL        RESIDUAL
   FIXED ASSET    ORIGINAL LEASE PAYMENTS   DEPRECIATION        PURCHASE
    CATEGORY       VALUE                       CHARGE            PRICE
                           --------------------------------
                                                                 at end
                           for  accumulated   for   accumulated      of
                           the                 the                 contract
                            year              year
------------------------------------------------------------------------------

Land and            8(1)    0.5      7         0.3      3             3
buildings
------------------------------------------------------------------------------

     (1) INCLUDING (EURO)2 MILLION IN LAND VALUE.

| |OUTSTANDING  LEASE  PAYMENT  SCHEDULE AS AT DECEMBER 31, 2002 IN MILLIONS
   OF EUROS

-----------------------------------------------------------------------
   FIXED ASSET CATEGORY      LESS       1 TO 5      MORE        TOTAL
                             THAN 1      YEARS     THAN 5
                              YEAR                  YEARS
-----------------------------------------------------------------------

Land and buildings            0.5      2 (1)                      3
-----------------------------------------------------------------------

   (1)EXCLUDING ADDITIONAL PAYMENTS OF (EURO)2 MILLION RELATING TO THE RESIDUAL PURCHASE PRICE AT THE END OF THE CONTRACT (FALLING DUE WITHIN 1 TO 5 YEARS).

DEBENTURE LOANS AND BONDS

o  DEBENTURE  LOAN  EXCHANGEABLE  FOR IPG SHARES - 2% JANUARY  2007
   The terms of this loan provide the option for bearers to request the exchange of their bonds for a number of shares of Interpublic Group representing a premium of 30% over the reference price (thus an exchange price of $36.74), at a parity of 244.3 IPG shares per bond.
   Publicis may therefore be compelled from June 30, 2003, upon receipt of exchange requests, to reimburse the loan via the delivery of no more than 4,885,950 Interpublic Group shares. However, the Company reserves the right to make payment in cash instead of delivering shares.

                                                   SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------

| |OCEANE - 2.75% ACTUARIAL JANUARY 2018
   With respect to the OCEANE, bondholders may request that bonds be converted, at the rate of one share for each bond, at any time after January 18, 2002 until the seventh business day before the maturity date (January 2018). The Company therefore has a commitment to deliver 17,624,521 shares which may, at Publicis' discretion, be either new shares to be issued or existing shares held in its portfolio.

| |OBSA - 2.75% SEPTEMBER 2022
   With respect to the OBSA, the Company is committed, upon the exercise of warrants attached to each bond, and at the rate of 10 warrants for each bond, to increase its capital stock by (euro)0.40 per share subscribed with additional paid-in capital of (euro)30.10, corresponding to a strike price of
   (euro)30.50. These warrants may be exercised at any moment from September 24, 2013 to September 24, 2022.

| |PUBLICIS STOCK OPTION PLANS
   All relevant information about these plans is provided in Note 28 to the consolidated financial statements.

                                                   SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------


SUBSIDIARIES AND AFFILIATES AT DECEMBER 31, 2002

(amounts expressed in thousands of euros, except for shareholders' equity which is expressed in local currency)


 A - SUBSIDIARIES  AND INVESTMENTS IN  UNCONSOLIDATED  COMPANIES FOR WHICH BOOK
    VALUE EXCEEDS 1% OF THE CAPITAL STOCK OF PUBLICIS GROUPE S.A.



-----------------------------------------------------------------------------------------------------------------------------------
  Companies         Capital      Reserve       %            Gross             Net           Loans       Revenue    Net    Dividends
                    stock          and      interest         book            book            and                  income
                                 retained                    value           value         advances
                                 earnings
-----------------------------------------------------------------------------------------------------------------------------------
1-SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------------

Philadelphia           41       518,939        100.0       3,431,472        2,878,471       4,353           0   (23,343)         0
Merger Corp.           USD        USD
9 East
Lockerman
Street
Dover,
Delaware
19901 USA
-----------------------------------------------------------------------------------------------------------------------------------
Publicis USA            -     1,175,818       100.00       1,372,760        1,252,380      21,106           0    118,245         0
Holdings                       USD
14185 North
Dallas
Parkway -
Suite 400
Dallas Texas,
USA
-----------------------------------------------------------------------------------------------------------------------------------
Publicis           45,401       819,324       100.00         721,683          721,683      20,000           0    468,043    20,000
Worldwide B.V.
Prof. W.H.
Keesomlaan 12
1183 DJ
Amstelveen,
Netherlands
-----------------------------------------------------------------------------------------------------------------------------------
SFPP Holding      109,463             0        98.62         107,957          107,957           0           0         19         0
133, Champs
Elysees
75008 Paris,
France
-----------------------------------------------------------------------------------------------------------------------------------
Publicis           28,074        29,601        99.61          90,833           90,833           0     579,973     20,420    19,985
Conseil
133, Champs
Elysees
75008 Paris,
France
-----------------------------------------------------------------------------------------------------------------------------------
Medias et          24,150        23,203        99.99          25,508           25,508       0          34,587      7,459     6,440
Regies Europe
133 Champs
Elysees
75008 Paris,
France
-----------------------------------------------------------------------------------------------------------------------------------
Publicis              142         3,696        98.93           4,224            4,224       9,873      27,989        955     1,187
Consultants
133, Champs
Elysees
75008 Paris,
France
-----------------------------------------------------------------------------------------------------------------------------------
Farner                650         6,430       100.00           3,241            3,241           0           0        304         0
Holding AG            CHF   CHF
Theaterstrasse
8
8001 Zurich,
Switzerland
-----------------------------------------------------------------------------------------------------------------------------------
Drugstore           1,133             3        99.99           1,137            1,137       5,026         288    (2,569)         0
Champs Elysees
133, Champs
Elysees
75008 Paris,
France
-----------------------------------------------------------------------------------------------------------------------------------
Publicis              173          (250)       99.89             999              999         596      11,247        755         0
Technology
4-6, passage
Louis Philippe
75011 Paris,
France
-----------------------------------------------------------------------------------------------------------------------------------

      2- AFFILIATES
-----------------------------------------------------------------------------------------------------------------------------------
Europe 1            1,050         2,284        10.00           1,959            1,959           0           0        616        98
Immobilier
26bis, rue
Francois 1er
75008 Paris,
France
-----------------------------------------------------------------------------------------------------------------------------------


B - GENERAL INFORMATION WITH REGARD TO SUBSIDIARIES AND INVESTMENTS IN UNCONSOLIDATED COMPANIES

                                                   SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------


                             SUBSIDIARIES         UNCONSOLIDATED
                                                     COMPANIES
                          --------------------  --------------------
                           French    Foreign     French    Foreign
Book  value  of  interest
held
- Gross                    231,518  5,529,407     1,979        84
- Net                      231,518  4,856,026     1,978         1
Amount of loans granted     15,495    58,597          0         0
Amount    of    dividends   28,310    25,101        101         0
received

No guarantees have been granted to subsidiaries.

                                                  SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------

DETAILS OF INVESTMENTS AT DECEMBER 31, 2002

--------------------------------------------------------------------
                                               %         Net book
                                               interest    value
                                                         (inmillions
                                                         of euros)
                                               ---------------------
I- INVESTMENTS IN AFFILIATES

A. Investments in French companies
     107,956,688   shares SFFP Holding               98.62%    108
       3,728,633   shares Publicis Conseil           99.61%     91
       1,609,989   shares Medias et Regies           99.99%     26
                          Europe
           9,230   shares Publicis Consultants       98.93%      4
           7,000   shares Europe 1 Immobilier        10.00%      2
          74,599   shares Drugstore Champs           99.99%      1
                          Elysees
           4,539   shares Publicis Technology        99.89%      1
         245,000   shares Regie 1                    49.00%      -
          13,465   shares Groupe Publicis            99.99%      -
                          Services
           2,493   shares WAM                        99.72%      -

Investments  with carrying  value of less                        1
than (euro)15,000 - aggregate
                                                         ----------
TOTAL INVESTMENTS IN FRENCH AFFILIATES                          234
--------------------------------------------------------------------
B. Investments in Foreign companies
              100 shares Philadelphia    Merger     100.00%  2,878
                         Corp.
         193,064  shares Publicis USA Holdings      100.00%  1,253
         100,002  units  Publicis Worldwide BV      100.00%    722
           6,500  shares Farner Holding             100.00%      3
           6,100  shares Publicis   Consultants     100.00%      -
                         Bruxelles

Investments  with carrying  value of less                        -
than (euro)15,000 - aggregate
                                                        ----------
TOTAL INVESTMENTS IN FOREIGN AFFILIATES                      4,856
------------------------------------------------------------------
TOTAL INVESTMENTS IN AFFILIATES                              5,090
------------------------------------------------------------------
II- OTHER INVESTMENTS
C. French securities
      12,790,600  treasury shares Publicis            6.25%    278
                  Groupe S.A.
     1,713  shares GITT                                NA        -
------------------------------------------------------------------
TOTAL OTHER INVESTMENTS                                        278
------------------------------------------------------------------

------------------------------------------------------------------
III- OTHER SECURITIES
D. Other French securities
       ORA Le Monde                                             12
       Money-market funds (SICAV)                               49
------------------------------------------------------------------
------------------------------------------------------------------
TOTAL OTHER SECURITIES                                          61
------------------------------------------------------------------
------------------------------------------------------------------

------------------------------------------------------------------
TOTAL INVESTMENTS                                            5,429
------------------------------------------------------------------

                                                   SUMMARIZED STATUTORY ACCOUNTS
-------------------------------------------------------------------------------

OPERATING RESULTS OF PUBLICIS GROUPE S.A. OVER THE LAST FIVE YEARS (IN THOUSANDS OF EUROS)

-------------------------------------------------------------------------------------------------------------
                                    2002         2001          2000          1999           1998
-------------------------------------------------------------------------------------------------------------
CAPITAL STOCK AT YEAR-END

Capital stock                            78,432        55,840        52,679        35,925        34,218

Number of shares issued             196,081,129   139,599,996   138,219,819    94,259,960    89,782,110

  Maximum number of future
     shares to be issued:
  -  Through the   exercise  of         650,553       918,196       726,600       797,310     5,275,160
     stock options granted (1)
  -  Through  the  conversion  of    45,749,521             -             -             -             -
     bonds (2)

OPERATING RESULTS

  Billings, excluding taxes              10,997        11,436        11,620        10,911        65,077

  Net   income    before   taxes,      (698,213)       25,009       227,527        24,091        46,711
  depreciation,  amortization and
  provisions

  Income taxes                              (94)            0             9         5,102            19

  Net   income    after    taxes,      (926,174)     (469,109)      192,019        20,711        28,010
  depreciation,  amortization and
  provisions

  Income      distributed      to        46,871(3)     29,423        27,130        15,290        10,650
  shareholders

EARNINGS PER SHARE IN EUROS

  Earnings per share after taxes         (3.56)          0.18          1.64          0.20         0.52
  but before depreciation,
  amortization and provisions

  Earnings    per   share   after        (4.72)         (3.36)         1.38          0.22         0.31
  taxes,            depreciation,
  amortization and provisions

  Dividends per share                      0.24          0.22          0.20          0.17         0.12

STAFF

Average    number   of   salaried             5             5             5             5           89
employees

Gross salaries expense                      637           745           811           515        3,912

Social charges and benefits                 476           359           540           141        1,578
(social security, charities and
similar benefits)
-------------------------------------------------------------------------------------------------------------

NB: Earnings per share for 1998 and 1999 have been adjusted to take into account the 10-for-1 stock split of August 29, 2000

(1) THE WARRANTS ATTACHED TO THE OBSAS ARE NOT INCLUDED DUE TO THEIR STRIKE PRICE OF (EURO)30.50.
(2)  IT WAS ASSUMED THAT FOR BOTH OCEANES AND ORANES, NEW SHARES WOULD BE
     ISSUED.
(3) ESTIMATE ON THE BASIS OF EXISTING SHARES AS AT DECEMBER 31, 2002, INCLUDING TREASURY STOCK, AFTER RETIREMENT OF 784,804 SHARES SUBSEQUENT TO THE MERGER OF PUBLICIS AND SOMAREL.


-------------------------------------------------------------------------
         The comprehensive version of statutory accounts may be obtained by submitting a request
                          to the company's head office,
              133 avenue des Champs Elysees, 75008 Paris - France.
                The Auditors' report that follows is based on the
                comprehensive version of the statutory accounts.
-------------------------------------------------------------------------

REPORTS OF THE STATUTORY AUDITORS

GENERAL REPORT

In our capacity as Statutory Auditors, we present below our report on:
o  the accompanying  annual accounts of Publicis Group S.A. (the Company), and,
o the specific procedures and disclosures prescribed by law, for the year ended December 31, 2002.

These annual accounts are the responsibility of the Company's Management Board. Our responsibility is to express an opinion on these accounts based on our audit.


I.  OPINION ON THE STATUTORY ACCOUNTS

We conducted our audit in accordance with French professional standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statutory accounts. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall statutory account presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory accounts present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of its operations for the year then ended, in accordance with French accounting principles.


II. SPECIFIC PROCEDURES AND DISCLOSURES

We have also carried out, in accordance with French professional standards, the specific procedures prescribed by French law.

We have nothing to report with respect to the fairness of information contained in the Management Board Report and its consistency with the annual accounts and other information presented to shareholders concerning the financial position and annual accounts.

In accordance with French law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names and voting rights of the principal shareholders has been properly disclosed in the Management Board Report.

Paris, March 24, 2003

                             The Statutory Auditors

           Mazars & Guerard                       Ernst & Young Audit

             Frederic Allilaire                   Bruno Perrin







REPORTS OF THE STATUTORY AUDITORS

SPECIAL REPORT ON CERTAIN RELATED PARTY TRANSACTIONS





In our capacity as Statutory Auditors of your Company, we are required to report on certain contractual agreements with certain related parties of which we have been advised. However, our role does not entail researching the possible existence of such agreements.

We hereby inform you that we have not been advised of any agreements covered by article L. 225-86 of the French Commercial Code (Code de Commerce).

Paris, March 24, 2003


                             The Statutory Auditors

           Mazars & Guerard                       Ernst & Young Audit



             Frederic Allilaire                   Bruno Perrin

SUPPLEMENTARY INFORMATION


REPORT EDITOR AND AUDITORS....................................   100

REPORT EDITOR.................................................   100

INDEPENDENT AUDITORS..........................................   100

INVESTOR RELATIONS............................................   102


GENERAL INFORMATION ON PUBLICIS GROUPE S.A. AND ITS CAPITAL STOCK  103

GENERAL INFORMATION ON PUBLICIS GROUPE S.A....................   103

GENERAL INFORMATION ON THE CAPITAL STOCK......................   105

BREAKDOWN OF CAPITAL STOCK AND VOTING RIGHTS..................   106

SHAREHOLDER AGREEMENTS........................................   107


INFORMATION RELATING TO THE BUSINESS OF PUBLICIS GROUPE S.A...   111

BUSINESS OVERVIEW.............................................   111

INVESTMENT POLICY.............................................   112

EXTRAORDINARY ITEMS AND LITIGATION............................   114

MAIN LEGAL RISK FACTORS FOR THE GROUP.........................   114

INSURANCE AND RISK MANAGEMENT.................................   116

AUDIT FEES....................................................   117


ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES.............   117

MEETINGS OF THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD....   117

SPECIAL COMMITTEES............................................   117

EMPLOYEE PROFIT-SHARING SCHEMES...............................   117

RECENT DEVELOPMENTS...........................................   118

                                                       SUPPLEMENTARY INFORMATION
--------------------------------------------------------------------------------


REPORT EDITOR AND AUDITORS


REPORT EDITOR

Maurice Levy, Chairman of the Management Board


CERTIFICATION
"To the extent of my knowledge, the data in this document are true and include all of the information that investors need to evaluate Publicis' business assets, its activity, financial position, earnings, and prospects.
There are no omissions that could alter its meaning."




                                           The Chairman of the Management Board
                                                                    Maurice Levy

Independent Auditors

STATUTORY AUDITORS                     Date first           End of term
                                       appointed

- Cabinet Mazars & Guerard             June 25, 1981        2005 A.G.M.
  represented by Frederic Allilaire
  125, rue de Montreuil
  75011 Paris

- Cabinet Ernst & Young Audit          June 14, 2001        2007 A.G.M.
  represented by Bruno Perrin
  4, rue Auber
  75009 Paris


ALTERNATE AUDITORS

- Patrick de Cambourg                  June 25, 1998        2004 A.G.M.
  125, rue de Montreuil
  75011 Paris

- Denis Thibon                         June 14, 2001        2007 A.G.M.
  11, faubourg de l'Arche
  92037 Paris la Defense

                                                       SUPPLEMENTARY INFORMATION
--------------------------------------------------------------------------------


AUDITORS' REPORT

As the statutory auditors of Publicis Groupe S.A. and pursuant to COB rule 98-01, we have carried out our audit in accordance with French accounting standards, by examining the information relating to the financial position and historic accounts contained in this report.

This reference document was drawn up under the responsibility of the Company's Management Board. It is our responsibility to provide an opinion on the fairness of the information it contains with respect to the financial position and accounts.

We conducted our review in accordance with French professional standards. This review consisted in assessing the fairness of the information on the financial position and to verify their consistency with the audited accounts. We also reviewed othe financial information contained in the reference document in order to identify any significant inconsistency with the information in respect of the financial position and accounts and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit. The prospective information presented herein corresponds to management targets, rather than isolated forecasted data resulting from a structured preparation process.

The annual financial statements and consolidated financial statements of Publicis Groupe S.A. prepared by the Management Board, were audited by the Statutory Auditors Mazars & Guerard and Pierre Loeper for the fiscal year ended December 31, 2000 and by the contractual revisor Ernst & Young Audit for the year ended December 31, 2000, and by the Statutory Auditors Mazars & Guerard and Ernst & Young Audit for the fiscal years ended December 31, 2001 and 2002 in accordance with French professional standards. The annual financial statements for the year ended December 31, 2000 were certified without qualification or observation. The consolidated financial statements for the year ended December 31, 2000 were certified without qualification and have given rise to an observation in the report concerning paragraph 2 of the consolidated financial statements related to the adoption of CRC rule 99-02 on consolidated accounts and the related change in accounting method. The financial statements for the year ended December 31, 2001 were certified without qualification or observation. The annual financial statements for the year ended December 31, 2002 were certified without qualification or observation. The consolidated financial statements for the year ended December 31, 2002 were certified without qualification and have given rise to an observation in the report concerning note 1 to the consolidated financial statements which presents the change in accounting method resulting from the first application, commencing January 1, 2002, of CRC rule 2000-06 relating to liabilities and the resulting change in accounting method.

The pro forma accounts for the years ended December 31, 2001 and 2002 prepared under the responsibility of the Chairman of the Management Board, have been reviewed by us in accordance with French professional standards. On the basis of this review for which a report has been issued accompanying the pro forma financial information in this reference document, in our opinion, management's assumptions provide a reasonable basis for presenting the effects directly attributable to Publicis Groupe S.A.'s acquisition of Bcom3 in the pro forma accounts, are correctly reflected in the

                                                       SUPPLEMENTARY INFORMATION
--------------------------------------------------------------------------------

pro forma accounts and the accounting policies applied for the preparation of such pro forma accounts are consistent with the accounting policies applied in the preparation of the consolidated financial statements of Publicis Groupe S.A.

Based on our review, we have nothing to report with respect to the fairness of the information on the financial position and the accounts presented in this reference document.

Concerning the pro forma information contained in this reference document, we remind you that the pro forma financial statements are intended to reflect the effect of a given transaction on the historical accounting and financial information, had this transaction or event occurred at a date earlier than the date at which such transaction or event occurred or is reasonably expected to occur. However, the pro forma financial information is not necessarily indicative of the results of operations or related effects on the financial position that would have been attained had the transaction or event occurred at a date earlier than the date at which it actually occurred or is reasonably expected to occur.

Paris, March 26, 2003


                             The Statutory Auditors


            Mazars & Guerard                     Ernst & Young Audit




            Frederic Allilaire                   Bruno Perrin




INVESTOR RELATIONS

Any information pertaining to this document may be obtained from:

  Jean-Michel Etienne, Chief Financial Officer
  133, avenue des Champs-Elysees - 75008 Paris, France
  (Tel.:   331   44  43   72   30  -   Fax:   331   44  43  75  60  -   e-mail:
  JEAN-MICHEL.ETIENNE@PUBLICIS.COM)

  Pierre Benaich, Director, Investor Relations
  133, avenue des Champs-Elysees - 75008 Paris, France
  (Tel.:   331   44  43   65   00  -   Fax:   331   44  43  75  51  -   e-mail:
  PIERRE.BENAICH@PUBLICIS.com)

                                                       SUPPLEMENTARY INFORMATION
--------------------------------------------------------------------------------









GENERAL INFORMATION ON PUBLICIS GROUPE S.A. AND ITS CAPITAL STOCK


GENERAL INFORMATION ON PUBLICIS GROUPE S.A.

BUSINESS NAME AND HEADQUARTERS
Publicis Groupe S.A.
133 avenue des Champs-Elysees, 75008 Paris, France.

LEGAL FORM AND APPLICABLE LEGISLATION
French SOCIETE ANONYME with a Management Board and Supervisory Board governed by Articles L 225-57 and L 225-93 of the French Commercial Code.

INCORPORATION DATE AND EXPIRATION DATE OF CHARTER
Incorporation:  October 4, 1938
Expiration:     October 3, 2037 unless extended

CORPORATE PURPOSE
The Company's corporate purpose remains unchanged and is to:

     - operate and develop advertising, through whatever means may be required, in all its forms and no matter what its nature;

     - organize shows and radio or television broadcasts, set up radio, television and other programs, operate movie theaters, recording or broadcasting studios and projection and viewing rooms, publish documents and music of all nature, sketches, scripts and theater productions;

     - and generally carry out commercial, financial, industrial and real and movable property transactions directly or indirectly related to the above or likely to foster our growth and expand our business.

The Company may act in any country either on its own account or on behalf of a third party, singly or by participating, associating or incorporating with any other company or person and may carry out in whatever form, directly or indirectly, the operations serving its corporate purpose.

                                                       SUPPLEMENTARY INFORMATION
--------------------------------------------------------------------------------


It may also acquire in any form whatsoever, interests and participations in any French or foreign businesses, regardless of the purposes of these businesses.

BUSINESS AND COMPANY REGISTERS
542 080 601 RCS Paris; CODE NAF 741 J

FISCAL YEAR
It begins on January 1 and ends on December 31 of each year.

PLACE  WHERE   DOCUMENTS   RELATING  TO  THE  COMPANY  MAY  BE  READ:   at  the
headquarters office

STATUTORY  APPROPRIATION  OF  EARNINGS  (Articles  28 and  29 of  the  by-laws):
Firstly, at least 5% of net income less previous years' losses (if any) are allocated to a legal reserve. This allocation ceases to be mandatory when the said reserve reaches one-tenth of the capital stock. It resumes when, for any reason, the reserve falls below this threshold.
The earnings which may be distributed consist of the net income for the year minus previous years' losses (if any) as well as any amounts to be set aside in reserves pursuant to the law and by-laws plus any retained earnings.
From this profit, an initial 5% dividend to be paid to the shareholders is deducted on all paid-in unredeemed shares. Should the earnings for a given fiscal year be insufficient to pay this dividend, it may be paid out of the retained earnings of future years.

Acting on a proposal from the Management Board, the Annual General Shareholders' Meeting is empowered to withhold an amount it deems appropriate from this surplus. This sum is either to be carried forward to the next fiscal year or to be set aside in one or several reserves for either general or special purposes. The Annual General Shareholders' Meeting determines how the funds are to be allocated or used.
Any remaining balance is allocated among the shares.
The Annual General Shareholders' Meeting, which is called to approve the year's financial statements, is empowered to grant to each shareholder, for all or part of the dividends to be distributed, an option to have the dividend paid in cash or in shares pursuant to legal and regulatory terms.

SHAREHOLDERS' MEETINGS (Articles 19 to 24 of the by-laws):
The General Shareholders' Meeting is open to all shareholders, no matter how many shares they hold. The meetings are held under the terms, forms and deadlines set by law.

REPRESENTATION AND ADMISSION TO SHAREHOLDERS' MEETINGS: The right to take part in Shareholders' Meetings is reserved for:
- owners of nominative shares that are listed on the company's share register,
- owners of bearer shares, subject to the delivery of a certificate of share ownership by the authorized account holding intermediary, at the place indicated on the meeting invitation.

OFFICE - ATTENDANCE SHEETS - VOTES
Each member of the General Shareholders' Meeting has as many votes as the shares he holds or represents, without limit. However, a double voting right is granted to registered shares held over two years (Extraordinary Shareholders' Meeting of September 14, 1968). This double voting right expires upon the conversion of


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nominative  shares  into  bearer  shares  and upon any  transfer  other than the transfer of nominative shares by inheritance of property or gift.
As of March 10, 2003, there were 42,773,119 shares conferring a double voting right, thus representing 85,546,238 votes.

Any vote to remove the double voting right, which falls under the jurisdiction of the Extraordinary Shareholders' Meeting, is also subject to approval by a separate Extraordinary Meeting of holders of those shares bearing double voting rights. The votes are expressed by a show of hands, unless a secret ballot is requested by one or several shareholders who together represent one-tenth of the capital stock.

STATUTORY THRESHOLDS TO BE DECLARED (Extraordinary Shareholders' Meeting of December 17, 1993 - Article 7 III of the by-laws)
"Any private individual or corporate body, acting alone or in concert, who holds in any manner whatsoever as defined under Article L. 233-7 of the French Commercial Code, a fraction equal to 1% of the capital stock or any multiple of this percentage, must report to the Company the total number of shares that he possesses by means of a registered letter with return receipt requested, mailed to the company headquarters within fifteen days from the time one of these thresholds is passed. In the event that the number or the allocation of voting rights should exceed the number or allocation of shares, the aforementioned percentages would pertain to the voting rights held. This obligation also applies each time that the fraction of capital stock or voting rights held falls below one of the thresholds stipulated in this paragraph.
In the event that one of the above provisions is breached, the shares in excess of the fraction which should have been declared are deprived of voting rights for a period of two years following the date the notification is legalized.
Except in the case that one of the aforementioned thresholds stipulated in Article L. 233-7 is breached, this sanction shall only be applied at the request of one or several shareholders holding at least 1% of the company's capital stock, as recorded in the minutes of the Annual General Shareholders' Meeting."



GENERAL INFORMATION ON THE CAPITAL STOCK

COMPOSITION OF THE CAPITAL STOCK

On September 24, 2002, in connection with the acquisition of Bcom3, and pursuant to the decision by the Combined Annual and Extraordinary Shareholders' Meeting of June 18, 2002, the Management Board proceeded with a cash capital increase of
(euro)22,500,000, through the issue without pre-emptive subscription rights, in favor of Philadelphia Merger LLC, of 56,250,000 new shares with a par value of
(euro)0.40 issued at a share price of (euro)30.50, Thereby including a share premium of (euro)30.1 per share.

The Company's capital stock on December 31, 2002 was (euro)78,432,451.60, consisting of 196,081,129 shares with a par value of (euro)0.40.

AUTHORIZATION TO ISSUE SHARES
The Extraordinary Shareholders' Meetings of Publicis Group S.A. held on November 27, 1987 and June 21, 1991 authorized the issuance of 616,800 shares of 25
French francs par value in the form of stock options. In addition, as part of the merger-takeover of Publicis Communication by Publicis Group S.A., which took place in December 1998, the 62,397 options granted and not yet exercised on the absorbed company's books at the merger date were taken up by the absorbing company after being converted into 935,970 options to subscribe to shares of Publicis Groupe S.A. shares at (euro)0.40 par value.




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Moreover, the Extraordinary  Shareholders' Meeting of August 29, 2000 authorized the Management Board to grant share subscription or purchase options, subject to legally imposed limits.
The options were all awarded to the members of the administrative and management
bodies  of  Publicis   Groupe  S.A.,   its  parent  company  and  its  principal
subsidiaries.
All of the information pertaining to these option plans appears in the notes to the consolidated financial statements.

Under the share exchange offer filed by the company involving Saatchi & Saatchi securities, the Extraordinary Shareholders' Meeting of August 29, 2000 authorized the issuance of a maximum of 46,096,133 shares of 2.50 French francs par value in exchange for all of the Saatchi & Saatchi shares tendered. The Meeting also decided on the issue of a maximum of 46,096,133 Contingent Value Rights (CVR) under which one CVR was to be granted for each Publicis Groupe S.A. share provided in exchange for Saatchi & Saatchi shares contributed. This authorization was renewed by the Extraordinary Shareholders' Meetings of June 14, 2001 and June 18, 2002.

The Shareholders' General Meeting of August 29, 2000 authorized the Management Board to increase the capital stock, either in one or several operations, subject to a maximum of (euro)30 million, with or without elimination of pre-emptive rights. This authorization was superseded by that granted by the Extraordinary Shareholders' Meeting of January 9, 2002 to increase the capital stock, either in one or several operations, up to a maximum nominal value of
(euro)40 million, with or without elimination of pre-emptive rights, including during the period of a takeover or exchange bid.

The Extraordinary Shareholders' Meeting of January 9, 2002 also authorized the Management Board to issue bonds or other credit instruments up to a maximum nominal value of (euro)800 million. In addition, the Meeting authorized the Management Board to issue new shares for a total value of (euro)2,800,000, reserved for beneficiaries of company savings schemes and/or multi-employer defined benefit plans. In January 2002, the Management Board proceeded with an issue of 16-year bonds convertible into or exchangeable for existing or new shares for a total amount of (euro)690,000,000. This issue consists of 17,624,521 bonds with a par value of (euro)39.15, bearing interest at the annual rate of 1%. These bonds will be fully redeemed at their maturity, on January 18, 2018, for an amount corresponding to 134.59% of par.

On June 18, 2002, the Combined Annual and Extraordinary Shareholders' Meeting authorized the Management Board to proceed with a capital increase, in one or more stages, for a total maximum par value amount of (euro)40,000,000 through the issue, without pre-emptive subscription rights, of new shares and securities other than shares, representing claims on the Company and conferring entitlement, at any moment or on fixed dates, directly or indirectly, to shares in the Company, whether by conversion, exchange, redemption, presentation of a warrant, or any other means, in a par value amount not to exceed
(euro)900,000,000. The Management Board did not make use of the authorizations granted during fiscal year 2002.

During this same Meeting, in connection with the acquisition of Bcom3, the Management Board was granted full powers, for a period of six months, to proceed with the issue of 1,562,500 ORANEs with a par value of (euro)549 each, for a total face value of (euro)857,812,500, and with the issue of 2,812,500 OBSAS with a par value of (euro)305 each, for a total face value of (euro)857,812,500. These issues were performed pursuant to the economic and financial terms and conditions described in the prospectus (NOTE D'OPERATION) approved by the COB on May 16, 2002, adopted by the shareholders of Publicis Groupe S.A. in their Meeting of June 18, 2002 under the nineteenth and twentieth resolutions.

Making use of the powers granted by this Meeting, the Management Board and its Chairman finalized as agreed the contracts regulating the issues of ORANEs and OBSAs. Furthermore, Publicis Groupe S.A. requested the admission of the ORANEs and of the equity warrants (BSA) for a listing on Euronext.


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BREAKDOWN OF CAPITAL STOCK AND VOTING RIGHTS
The breakdown of capital stock and voting rights as of December 31, 2002 appears in the first part of the present report in the section "Publicis on the stock market". To the company's knowledge, other than the shareholders mentioned in this table no other shareholders hold over 5% of the capital stock or voting rights.

Following the death of Marcel Bleustein-Blanchet, Somarel's capital stock was restructured in April 1998 to partner friendly investors with members of the group's personnel and top management in France and abroad.

For your information, we are reporting Somarel's ownership structure: Elisabeth Badinter - 51.29%, Sophie Dulac - 7.98%, institutional investors - 18.55%, Groupe Publicis employees - 18.55%, Michele Bleustein-Blanchet - 2.42% and Nicolas Rachline - 1.21%. All of these shareholders have signed an agreement aimed at ensuring Somarel's ongoing control of Publicis. The agreement expressly stipulates that Somarel merge with Publicis by June 30, 2003.

The approximate number of shareholders is 68,000.
At December 31, 2002, Publicis' employees did not directly hold any material equity stake in the company.



Aside from Mrs. Elisabeth Badinter's holding, which appears in the table showing the breakdown of Publicis Group S.A.'s capital stock, no other member of the Supervisory Board and no member of the Management Board held a significant equity stake in the company.

Pursuant to the Company's authorizations to repurchase up to 10% of its own stock, granted by the General Shareholders' Meetings held on June 25, 1998, December 11, 1998, June 22, 2000, August 29, 2000, June 14, 2001 and June 18,
2002 (COB visa no. 02-659 dated May 5, 2002), Publicis Groupe S.A. bought back 8,225,213 of its own shares in 2002. A plan was implemented to allocate the repurchased shares under the authorization given by the General Shareholders' Meeting of August 29, 2000.

None of the treasury stock is held indirectly.

SHAREHOLDER AGREEMENTS

a) Somarel shareholder agreement

The merger of Publicis Groupe S.A. and Somarel SA is due to be submitted for the approval of the Annual Shareholders' Meeting to be held on May 15, 2003 subject to the terms and conditions presented in the Management Board's report.
Consequently, the information provided in this section will no longer be pertinent once the merger has been approved.

Somarel, a French SOCIETE ANONYME with capital stock of (euro)14,241,600, headquartered at 133, avenue des Champs-Elysees, 75008 Paris, France, is chaired by Mrs. Elisabeth Badinter who, along with her three children, holds 51.29% of the capital stock and voting rights. Somarel holds 30,960,000 Publicis shares representing approximately 15.8% of total shares and 27.51% of voting rights.

The Somarel shareholder agreement concluded on April 9, 1998 (and amended on September 25, 1998) between Mrs. Elisabeth Badinter, Mrs. Sophie Dulac, Mrs. Sophie Bleustein-Blanchet (hereafter the "Family Shareholders"), Compagnie Financiere de Paribas, Pechel Industries, Compagnie Financiere Saint Honore,


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Francarep, SRRE (hereafter the "Investors"),  Mr. Maurice Levy and the employees and management of Publicis (hereafter the "Managers") stipulates the following:

o the majority of members of the Board of Directors of Somarel are appointed among the candidates nominated by Mrs. Elisabeth Badinter;

o within the corporate bodies of Publicis, the directors of Somarel and the groups of shareholders they represent must refrain from opposing majority decisions taken by the Board of Directors of Somarel, whether these decisions pertain to a vote held in a Publicis Shareholders' Meeting, to the participation in financial transactions involving Publicis, or, in a more general fashion, to Publicis' corporate strategy;

o the three groups of shareholders agree to support, both within Somarel and within Publicis, the proposed merger of the two companies due to be accomplished between January 1, 2003 and June 30, 2003 at the latest, with the understanding that the merger shall be achieved via an equivalent and transparent parity with respect to the investments, the financial assets and liabilities being recognized at their face value;

o in the event that this merger is not approved by the Annual Shareholders' Meeting of either Somarel or Publicis as a result of a vote or abstention by the Family Shareholders, the Investors shall be entitled to receive a purchase commitment of their shares from Mrs. Elisabeth Badinter or from any other individual or corporate entity she may name to act on her behalf;



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o  in the event that Mrs.  Elisabeth Badinter does not act to acquire the shares held by the Investors notwithstanding the prevailing purchase commitment, the Investors shall be entitled to exercise a commitment to sell under which Mrs. Elisabeth Badinter shall be compelled to sell to them the entirety of her holdings in Somarel;

o the Managers and the Investors agree to retain ownership of their Somarel shares, until the date of the merger and no later than June 30, 2003;

o the agreement entitles all parties to a right of first refusal to purchase shares prior to any proposed sale or transfer to a third party, as well as grants a sell-out right to the Managers in the event of a change of control of Publicis or Somarel as a result of the sale of shares held by Mrs. Elisabeth Badinter;

o the agreement shall remain in effect for as long as the signatories are shareholders of Somarel.



b) In addition, two Memoranda of Understanding1 were concluded on March 7, 2002, the first between the Japanese communications group Dentsu Inc. (hereafter "Dentsu") and Publicis Groupe S.A. (hereafter "Publicis") and the second between Dentsu and Mrs. Elisabeth Badinter. The second agreement, constituting a joint action, was granted a waiver from the obligation to file a public offer of Publicis shares delivered by the Conseil des Marches Financiers on May 22, 2002.

The main elements of these Memoranda are as follows:

SHAREHOLDER AGREEMENT BETWEEN DENTSU AND PUBLICIS

o Dentsu shall be represented by two members on the Supervisory Board of Publicis as long as it holds at least 10% of the latter's capital stock, with the understanding that the number of its representatives shall increase upon enlargement of the Supervisory Board of Publicis to ensure that Dentsu maintains a constant proportional representation in its voting rights.

o Dentsu is forbidden, until July 1, 2012, to hold a stake greater than 15% of the voting rights of Publicis.

o An anti-dilution clause protects Dentsu in the event of a capital increase in which Dentsu would not be able to participate by exercising its pre-emptive rights to subscribe to shares.

o Dentsu undertakes not to sell or transfer any Publicis shares until July 1, 2012. In the event of a public offering of Publicis shares, Publicis shall ensure that market regulations (and in particular the regulations of the Commission des Operations de Bourse concerning public offers) are observed, including this commitment to inalienability.

o This agreement will expire on July 1, 2012 unless it is renewed for ten years by agreement between the parties.

SHAREHOLDER AGREEMENT BETWEEN DENTSU AND MRS. ELISABETH BADINTER

o As a Publicis shareholder, Dentsu agrees to elect or maintain in office the members of the Supervisory Board nominated by Mrs. Elisabeth Badinter.
o  In its service on the Supervisory Board of Publicis, Dentsu agrees to:

-----------------------
         1 These  agreements are described in the  prospectus  granted Visa No.
           02-564 on May 16, 2002 as well as in the Decision No. 202C0590 of the Conseil des Marches Financiers meeting dated May 22, 2002.

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(i)  vote in favor of Mrs.  Elisabeth  Badinter,  or by any other  individual or corporate entity she may name to act on her behalf, to serve as Chairman of the Supervisory Board of Publicis;
(ii) elect or maintain in office the members of the Supervisory Board nominated by Mrs. Elisabeth Badinter;
(iii)vote in favor of the nominated members of management (in particular the members of the Management Board) proposed by Mrs. Elisabeth Badinter after consultation with Dentsu.

o A strategy committee to be designated as the "Special Committee", whose members shall be nominated by Mrs. Elisabeth Badinter and by Dentsu (whereby Mrs. Elisabeth Badinter shall have the power to nominate the majority of members), shall be formed to examine the strategic decisions to be taken by Shareholders' Meetings as well as to determine the orientation of the vote of Mrs. Elisabeth Badinter and Dentsu with respect to decisions on which Dentsu agrees to vote in the same manner as Mrs. Elisabeth Badinter.

o Mrs. Elisabeth Badinter agrees to vote, and to arrange for a vote by Somarel, in order to ensure that Dentsu shall be represented by two members on the Supervisory Board of Publicis as long as Dentsu shall hold at least 10% of capital stock, with the understanding that the number of its representatives shall increase upon enlargement of the Supervisory Board of Publicis, allowing Dentsu to maintain a constant proportional representation in its voting rights.

o Upon consultation of Mrs. Elisabeth Badinter, Dentsu agrees to vote in Publicis Shareholders' Meetings in the same manner as Mrs. Elisabeth Badinter on the following decisions:

     - changes in Publicis' by-laws involving the following elements: corporate name, headquarters, number of members of the Management Board and the Supervisory Board, term of members' appointments and number of shares required for the exercise of these appointments;

     - any merger or similar transaction through which the existing shareholders of Publicis at the time of the merger retain the majority stake in the new entity subsequent to the transaction. Additionally, Dentsu agrees to vote as Mrs. Elisabeth Badinter with respect to any merger of Somarel and Publicis;

     - distribution of reasonable dividends where these do not exceed 40% of distributable earnings;

     - increases not exceeding 10% in the capital stock or voting rights with pre-emptive subscription rights and in a total amount not to exceed 10% of the capital stock of Publicis as of March 7, 2002;

     - capital stock reduction through the repurchase of shares by the Company;

o Upon consultation with Mrs. Elisabeth Badinter, Dentsu shall be entitled to vote as it deems fit with respect to the following transactions:

     - decisions to issue securities representing more than 10% of Publicis' capital stock and/or voting rights;

     -    granting of subscription rights;

     -    capital increases reserved for specific categories of shareholders;

     -    public  offerings  of  securities  by  Publicis  without   pre-emptive
          subscription rights;

     - contributions or transfers of assets, provided these are submitted for the approval of the Shareholders' Meeting;

     - approval of any transaction involving Mrs. Elisabeth Badinter, Dentsu, or a subsidiary of Publicis.


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o     Dentsu shall vote in favor of the approval of the  financial  statements, provided that the members appointed by Dentsu to the Supervisory Board have been heard by the Audit Committee, that the statutory auditors have
      expressed   an   unqualified   opinion  on  these   accounts,   that  the
      representatives of Dentsu, heard by the Audit Committee, have put forward their observations to the statutory auditors and that the latter have provided their response and have maintained their unqualified opinion on the financial statements.

o Dentsu undertakes not to sell or transfer any Publicis shares until July 1, 2012. In the event of a public offering of Publicis shares, Publicis shall ensure that market regulations (and in particular the regulations of the Commission des Operations de Bourse pertaining to public offerings) are observed, including this commitment to inalienability.

o From July 12, 2012 forward, Mrs. Elisabeth Badinter shall be entitled to a right of first refusal should Dentsu receive a cash offer for shares or should Dentsu wish to sell or transfer the shares on the market or for investment purposes.

o Until July 12, 2012, Dentsu undertakes not to hold alone or jointly, aside from this joint agreement, more than 15% of the voting rights of Publicis, with the understanding that in the event of an involuntary crossing of this threshold, Dentsu agrees to waive its rights to any voting rights attached to the portion of shares in held in excess of this 15% threshold.

o Dentsu undertakes not to conclude any agreement related to the supervision and management of Publicis without the prior consent of Mrs. Elisabeth Badinter. Mrs. Elisabeth Badinter may not conclude, without the prior approval of Dentsu, any agreement related to the supervision and management of Publicis if the result of such an agreement is to require Dentsu to jointly file a public offer for Publicis shares. Any violation by Mrs. Elisabeth Badinter of this commitment shall grant Dentsu the right to terminate the agreement.

o Mrs. Elisabeth Badinter shall do her utmost to ensure that Dentsu remains protected against dilution resulting from any cash capital increase to which Dentsu shall not be able to subscribe.

o The parties shall adjust the agreement to enable Dentsu to account for its participation in Publicis by means of the equity method, to the extent that the economic and legal balance of the agreement shall be maintained. The mere fact, for either Dentsu or Mrs. Elisabeth Badinter, of having voted differently during a Publicis Shareholders' Meeting shall not authorize either of the parties to terminate the agreement.

o The agreement shall expire twelve years after its signing, unless both parties agree to renew the agreement for an additional twelve years.

The signatories of the Memoranda of Understanding are preparing the definitive detailed version of each agreement, which shall reiterate the main elements while allowing for certain adjustments, in particular with respect to the obligation on the part of Dentsu to retain shares in the event of a substantive dilution of its stake or of a loss of its representatives on the Supervisory Board.







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INFORMATION RELATING TO THE BUSINESS OF PUBLICIS GROUPE S.A.


PUBLICIS GROUPE S.A.'S BUSINESS

In 2002, as a result of the merger with Bcom3 Group, Inc., Publicis Groupe S.A. became the world's fourth largest communications group (based on revenues - rankings of Advertising Age dated April 2002 / Company reports), present in 109 countries on five continents and in 229 cities with 35,700 employees, encompassing three major global advertising networks: Publicis Worldwide, Saatchi & Saatchi Worldwide, and Leo Burnett Worldwide. Other Group resources include two ultra-creative, multi-hub networks, with operations in several key countries (Fallon Worldwide and 49%-owned Bartle Bogle Hegarty). Publicis Groupe S.A. also became the world leader in media buying and consulting, combining the strengths of two global brands: ZenithOptimedia and Starcom MediaVest. The Group's service offerings in several specialized communication sectors have been reinforced: it is one of the top three healthcare communications providers worldwide and has considerably strengthened its position in public relations, direct marketing, and in multicultural communications, the latter in the United States.

Publicis Groupe S.A. is not only the fourth largest communications group worldwide, but also occupies one of the top five positions in fifteen of the world's largest advertising markets. The Group ranks first in Europe, third in the United States, and has established a unique access point to the Japanese market through its strategic partnership established with Dentsu in 2002. Publicis is also well represented in the Middle East, in Latin America, and in Asia.
Publicis  Groupe S.A.  is proud to serve many  prestigious  clients,  who occupy either national or worldwide leadership positions in their sectors. Approximately 55% of revenues are generated with clients who are leaders on their home market, with the remaining 45% generated with global clients, for whom Publicis Groupe S.A. handles the account in more than five countries. The Group's largest client represents no more than 8% of revenues and the top twenty clients represented approximately 38% of revenues in 2002.
Advertising currently accounts for approximately 56% of Group revenues with its media business (media buying and consulting, sale of advertising space)
accounting for nearly 20%. Publicis has also substantially bolstered its marketing and specialized communications units, which account for one quarter of its total revenues. These activities are organized into the following brands and groupings:
o Marketing services with Frankel, ARC Marketing and The Triangle Group, with Publicis Dialog, part of the Publicis Worldwide network and iLeo part of Leo Burnett.
o Healthcare communications with Medicus, Nelson Communications, Klemtner Advertising, and specialized units in the Publicis and Saatchi & Saatchi networks,
o Communications strategy consulting and public relations with the international network Manning Selvage & Lee and Publicis Consultants, present in Europe and the United States,
o Communication focused on Human Resources with Media System, a French organization member of the Talent Village international network,


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o  Interactive or digital  communications  with specialized units like Semaphore
   Partners,   Publicis   NetWorks,   along  with  interactive   departments  in
   advertising network agencies,
o  Multicultural  communications in the United States with Burrell and Vigilante
   (communication  to  the  African-American  community),   Lapiz,  Bromley  and
   Publicis Sanchez & Levitan (communication to the Hispanic community) and New-A (communication to the Asian community).
Finally, in parallel with the group's core advertising and communication activities, Publicis also runs a retail operation, Drugstore Champs Elysees, on which refurbishment work began in January 2002.


MAJOR CLIENTS

| |   ADVERTISING

     ------------------------------------------------------------------
     PUBLICIS              LEO BURNETT             SAATCHI  &  SAATCHI
     WORLDWIDE             WORLDWIDE               WORLDWIDE
     Allied Domecq         AllState                AstraZeneca
     Carrefour             BristolMyersSquibb      Dupont
     Club Med              Fiat                    Essilor
     Coca-Cola             General Motors          Diageo
     Ericsson              Hallmark                General Mills
     HP/Compaq             Kellogg                 Johnson & Johnson
     L'Oreal               McDonald's              Procter & Gamble
     Nestle                Morgan Stanley          Pharmacia
     Procter & Gamble      Nintendo                Toyota Lexus
     Renault               Procter & Gamble        Visa International
     Siemens               Philip Morris
     Roche                 Phillips
     Tefal                 US Army
     UBS                   Walt Disney
     Whirlpool
     ------------------------------------------------------------------

| |   MEDIA

               ------------------------------------------
               STARCOM MEDIAVEST     ZENITHOPTIMEDIA
               GROUP                 Allied Domecq
               Coca-Cola             British Airways
               Diageo                Darden
               Fiat                  HP/Compaq
               General Motors        Kingfisher
               Kellogg               General Mills
               McDonald's            L'Oreal
               Procter & Gamble      Nestle
               Philip Morris         Rover
               US Army               Schering Plough
               Walt Disney           Siemens
                                     Toyota / Lexus
                                     Verizon
               ------------------------------------------


INVESTMENT POLICY


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RESEARCH

The Group's policy with regard to research is detailed in Note 1.2 to the consolidated financial statements.

MAIN INVESTMENTS MADE OVER THE PAST THREE YEARS

THE YEAR 2000, in which the Group doubled the size of its operations, was exceptionally rich in events with major strategic implications. This resulted in a large amount of investments made during the year. The major transaction was the Saatchi & Saatchi acquisition, providing Publicis with a second high-quality global network. However, this acquisition was paid for in Publicis shares following an equity issue, and did not therefore have an effect on capital expenditure in 2000.

The same year, Publicis made a large number of acquisitions, particularly in the United States. The companies acquired were:
o Fallon, a high-prestige advertising agency, allowing the group to lay the foundations for an ultra-creative multi-hub global advertising network,
o  Frankel, a leader in marketing services,
o DeWitt Media, an agency specialized in media buying and counsel which enabled us to introduce the Optimedia brand in the United States,
o  Winner & Associates, a public relations agency,
o  Nelson  Communications,  the  largest  healthcare  advertising  network  made
   Publicis number one in this sector. This acquisition was paid partly in Publicis Groupe S.A. stock.

In addition, the Group continued to expand into Latin America by acquiring Publicistas Asociados, Peru's biggest agency. In 2000, the Publicis also made investments in the interactive communication sector (web agencies) based in several countries.
The acquisitions made in 2000 (which cost a total of (euro)540 million, net of disposals) generated a combined contribution of (euro)1.1 billion to PublicIS' gross margin.
Other investments totaled (euro)136 million, including (euro)102 million was allocated to investments in fixed assets and (euro)34 million to repurchase shares.

IN 2001, Publicis Groupe S.A. focused its acquisition strategy primarily on specialized communication agencies and finalized an agreement with the UK-based Cordiant leading to the creation of ZenithOptimedia, a top-tier global player in the field of media buying and consulting:
o Publicis acquired several agencies specialized in direct marketing, sales promotion and CRM, including: Fisch.Meier.Direkt, the leading Swiss agency in this sector, The Triangle Group, the UK's number one independent group and a pioneer in sales promotion, and two US-based agencies, FusionDM and Creative AiM.
o  Publicis acquired Carre Noir, one of France's top design agencies,
o The Group reinforced its offering in institutional and financial communication through the acquisition of Ecocom in France, as well as two US-based entities, Fabianne Gershon & Associates and the Hudson Stone group.
o In the fast-growing market of communication aimed at the Hispanic population in the United States, Publicis acquired a controlling interest in the agency Sanchez & Levitan as well as in the Dallas and Los Angeles agencies of the Siboney group.
o In September 2001, Publicis Groupe S.A. and Cordiant created ZenithOptimedia by combining their respective media buying and consulting operations, Zenithmedia (previously 50%-owned by Saatchi & Saatchi and 50% by Cordiant) and Optimedia (100% Publicis). The resulting company, in which Publicis


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   holds a 75% stake and  Cordiant a 25%  stake,  was rated the  world's  number three  player  in the  field  by the  trade  magazine,  ADVERTISING  AGE.

In addition, Publicis has also extended its footprint in Asia though the acquisition of the Indonesian agency Metro Advertising.

All told, these acquisitions brought in about (euro)70 million on a full-year basis. A total of (euro)77 million was spent on acquisition of subsidiaries, but if we take into account the cash held by the acquired companies (especially Zenithmedia), these acquisitions, net of disposals, provided the Group with
(euro)164 million in additional resources. Other net expenditures on tangible and intangible assets amounted to (euro)92 million. The repurchase of treasury stock could not be classified as an investment, owing to the fact that the shares repurchased in this way were to be used in employee stock option plans and were thus accounted for as cash and cash equivalents. The Group spent a total of (euro)119.8 million on repurchasing its own shares.


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IN 2002, Publicis Groupe S.A. passed another strategic milestone:

The Group acquired Bcom3, the US communications group, making Publicis Groupe S.A. the fourth ranking global player, and squarely positioning the Group in the top tier for communications worldwide. This acquisition added another prestigious advertising brand, Leo Burnett, to its lineup, but also to triple its size in the media buying and consulting sector, and reinforced its position in healthcare communications, public relations, and multicultural communications. Valued at around (euro)2.1 billion on the date of closing in September 2002, this transaction was financed in the following manner: one half by issuing new Publicis Groupe S.A. shares, one fourth by issuing ORANEs (bonds redeemable into shares) and one fourth by issuing OBSAs (bonds with detachable equity warrants). The transaction did not involve a cash investment of any kind.

Apart from this acquisition which has radically transformed the composition of Publicis Groupe S.A., the Group made several highly targeted acquisitions mainly in the specialized communications sector:
o in relationship and events marketing, the agencies Sales Story, ECA2, Stella and Media Publics in France, Magnesium in Belgium, Direct'n'More in Austria and Gravitas in Japan,
o in public relations, with Johnston & Associates in the United States and Van Sluis Consultants in the Netherlands.

The Group also acquired the agencies Arrendo/De Haro and Art-y-mana in Mexico, thereby doubling the presence of Publicis Worldwide in this market.

On a full-year basis, these acquisitions contributed revenues of (euro)38 million to Publicis alone. A total of (euro)70 million was spent acquisition of subsidiaries (for Publicis alone). Other net expenditure on tangible and intangible assets amounted to (euro)66 million (for Publicis alone). The Group spent a total of (euro)182.1 million in 2002 on the repurchase of treasury stock.

FUTURE INVESTMENTS

The Group intends to concentrate its future investments in extending its service offering in specialized communications, in particular in the areas of direct marketing, public relations, CRM, and Databases. Acquisitions in these sectors in key world markets should enable the group to further extend its "holistic offering to its clients.

EXCEPTIONAL ITEMS AND LITIGATION

The Chairman of the Management Board is not aware of any exceptional items or legal disputes that may have, or have had in the recent past, a material effect on the revenues, net income, financial position, or business assets of Publicis Groupe S.A.

MAIN RISK FACTORS FOR THE GROUP


A)  COMPETITION

The advertising and communications industry is highly competitive. Our competitors in this sector range from major international communications groups to small agencies active only in local or regional markets. Among the newest entrants to our sector are systems integrators, database modeling and marketing firms, and telemarketing companies. We must be able to provide services similar to those of these new competitors in order to maintain our existing relationships with clients and to seek new business opportunities. Certain clients initiate competitive bidding procedures at regular intervals. We believe that major multinational corporations are increasingly likely to endeavor to centralize their advertising budgets, using a limited number of service providers to meet their needs worldwide. This trend compels us to offer a full range of advertising and


                                                                        Page 116
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communications  services.  In  certain  markets,  some of our  competitors  will attempt to provide more complete solutions than those we provide today.

B)  DETERIORATING ECONOMIC CONDITIONS
Recessions experienced by the advertising and communications industry parallel those affecting the economy in general, leading to reductions in investments and budgets by advertisers. Given that certain clients have been known to react, and may react in the future, to general economic recessions by reducing their budgets in order to attain profitability objectives, recessions may have a greater impact on the advertising and communications sector than on other sectors. It is for this reason that our business and our operating performance may be significantly affected by continued unfavorable general economic conditions or by further worsening of these conditions in one or more markets.

C)  ACQUISITIONS AND INVESTMENTS
Our development strategy entails extending the range of services offered to our clients. We intend to meet this objective in particular by proceeding with acquisitions and other investments. We may encounter difficulties in identifying the companies to be acquired or investment opportunities. In addition, sufficient attention must be devoted to ensuring the successful integration of newly acquired entities within existing structures to produce expected synergies. Lastly, we may use shares in the Company to offset future acquisitions and investments, which may dilute existing shareholders.

D)  CHANGES IN CONSUMER PROTECTION REGULATIONS
In a certain number of countries, particularly in Europe and in North America, growing concerns about the rights of individuals and notably privacy rights have led to increased governmental scrutinyand legislative and regulatory activity with respect to the collection, dissemination, and use of personal information, especially pertaining to users of the Internet. In addition to its moves to regulate the tobacco and alcohol industries, the European Union has adopted a directive limiting the collection and use of information pertaining to users of the Internet. As an adjunct to governmental actions, a certain number of trade organizations and privacy rights associations are advocating the establishment of new self-regulatory criteria.
As some of our activities rely upon the collection and use of client data, these developments and any legislation, regulation, or new standards may have an impact on these business sectors.

E)  PRESENCE IN DEVELOPING COUNTRIES

We conduct business in various developing countries. Among the risks related to doing business in these countries are longer invoice payment timeframes, social, political, and economic instability, heightened foreign exchange risk, and limitations on the repatriation of earnings. It is difficult to be fully protected against these risks. Furthermore, business legislation in many of these countries may be vague, contradictory, administered in a haphazard manner, and applied retroactively. Consequently, it is often difficult to determine with certainty the precise requirements deriving from these laws.

F)  THIRD-PARTY LITIGATION AGAINST OUR CLIENTS

We occasionally may be compelled to defend ourselves or to participate in the defense of certain of our clients as a result of lawsuits brought by third parties, notably by competitors of our clients, government authorities, or consumers. These legal proceeding may challenge the truthfulness or presentation of advertising messages concerning the products or services of our clients. Grievances may also address the infringement of rights of third parties, in particular copyright or trademark infringement. Costs incurred in the conduct of these legal proceedings may impact our financial situation if we were not adequately insured and if our clients did not indemnify us. Moreover, our contracts with clients generally include a provision for insurance by the agency in the event of damages resulting from the running of advertising campaigns.


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G)  KEY PERSONNEL

The loss of key management personnel may have an impact on our business and our operating performance. In addition, our success depends and will continue to depend significantly on the capacities of our creative, research, sales, and media specialist teams. Should we prove unable to continue attracting and retaining talented staff members or to retain and motivate our current key staff members, our business might suffer.

H)  KEY CLIENTS

Significant reductions in advertising and communications expenditure by our largest clients or the loss of one or more of them might weaken our financial situation, and our business and our operating performance would suffer. Many clients are able to terminate their contracts with their advertising agencies by giving three to six months' notice. In addition, and in general, clients may reduce their advertising and communications expenditures or cancel projects at any time and for any reason.

I)  FOREIGN EXCHANGE RISKS, INTEREST RATE RISKS, AND EQUITY PRICE RISKS

These risks are described and analyzed in the Note 1.2 to the consolidated financial statements.

INSURANCE AND RISK MANAGEMENT

The strategy of the Publicis Groupe S.A. is to centralize international coverage under a single worldwide program, to the extent possible, by negotiating and managing this coverage from the headquarters in Paris. This is the case particularly for liability insurance, including that for coverage required in the United States. On a worldwide basis, per loss and per year, coverage limits are therefore as follows:
o  general liability:(euro)50 million
o professional liability:(euro)30 million, including US$10 million for certain American subsidiaries
o  directors' and officers' liability: US$60 million
o  employment practices liability: US$20 million

With respect to property and business interruption insurance, coverage is most often acquired locally according to standards established by Publicis Groupe S.A.


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AUDIT FEES
Fees paid by the Group in 2002 to each of the parent company's statutory auditors are as follows:

------------------------------------------------------------------------
     (IN MILLIONS OF EUROS)         Ernst &     Mazars &      TOTAL
                                     Young       Guerard
------------------------------------------------------------------------
o  Statutory Audit and
   certification of the                3.9          3.9         7.8
   statutory accounts and
   consolidated financial
   statements
------------------------------------------------------------------------
o  Other (principally the
   Bcom3 acquisition)                  1.3          1.1         2.4
------------------------------------------------------------------------
              TOTAL                    5.2          5.0        10.2
------------------------------------------------------------------------


ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES

MEETINGS OF THE SUPERVISORY BOARD AND THE MANAGEMENT BOARD
The Supervisory Board meets every three months to consider the quarterly report submitted by the Management Board. As specified in the by-laws, each member of the Supervisory Board is required to hold 200 registered shares.

The Management Board meets every month.
If applicable, these two management bodies meet, on an exceptional basis, as often as is deemed necessary in order to serve the company's interests. During 2002, the Supervisory Board met five times and the Management Board fifteen times.

SPECIAL COMMITTEES

Two committees were created in early 2000:
- the appointments and compensation committee continued its work regarding the Group's senior management compensation, and approved the guidelines for compensation and stock option plans established during the year.
- The audit committee continued to carry out its mission, notably on the occasion of the approval of the 2002 financial statements.

EMPLOYEE PROFIT-SHARING SCHEMES

PROFIT-SHARING AND STOCK OWNERSHIP
There is no comprehensive staff profit-sharing scheme other than the statutory schemes operated by the Group's French subsidiaries.



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STOCK SUBSCRIPTION AND PURCHASE OPTIONS

-----------------------------------------------------------------------
STOCK SUBSCRIPTION AND PURCHASE        NUMBER OF   WEIGHTED   PLAN
OPTIONS GRANTED TO AND EXERCISED BY     OPTIONS    AVERAGE
THE LEADING TEN NON-OFFICER EMPLOYEE    GRANTED/    PRICE
ALLOTEES                               SUBSCRIBED
                                      OR PURCHASED
-----------------------------------------------------------------------
Options granted in the fiscal year
by the issuer and by any company
included in the scope of option          75,100     29.97   13th and
allotment to the ten employees of                             14th
the issuer and any company included                         tranches
in the scope of option allotment who
were granted the highest number of
options (aggregate data)
-----------------------------------------------------------------------
Options held against the issuer and
above-mentioned companies and
exercised during the fiscal year by     187,325      (1)       (1)
the ten employees of the issuer and
these companies who subscribed or
purchased the highest number of
options (aggregate data)
-----------------------------------------------------------------------

(1)SHARES DELIVERED CORRESPOND MAINLY TO THE CONVERSION OF ORIGINAL SAATCHI & SAATCHI SHARES ACCORDING TO THE RATIO ADOPTED FOR THE EXCHANGE OF SHARES UPON THE ACQUISITION OF SAATCHI & SAATCHI BY PUBLICIS GROUPE S.A. (18.252 PUBLICIS GROUPE S.A. SHARES FOR 100 SAATCHI & SAATCHI SHARES), AND THE EXERCISE OF NELSON STOCK OPTIONS AT A STRIKE PRICE OF US$24.40 PER PUBLICIS GROUPE S.A. SHARE DELIVERED.


INFORMATION CONCERNING RECENT DEVELOPMENTS

The integration of the D'Arcy advertising network (one of the brands making up the Bcom3 Group) within the Group's three global networks took place in line with forecasts. By the end of March, more than 95% of the budgets of the former D'Arcy had been redistributed, without recording any material loss. The vast majority of its staff was also transferred to their new agencies without difficulty.
The headquarters of the former Bcom3, consisting mainly of offices located in New York and Chicago, is expected to be definitively closed by the end of March.

The first tranche of lock-up options exercisable for Publicis Groupe S.A. shares held by former shareholders of Bcom3 commenced on March 24, 2003 and represents approximately 6.9 million shares, or 3.5% of the Company's capital stock. This plan is not expected to have a significant impact on transaction volume of the share due to an orderly marketing system applied to stagger purchases over a period lasting several weeks.

Finally, the merger of Somarel with Publicis Groupe S.A. is expected to be completed by June 30, 2003, pursuant to agreements concluded in 1998, enabling Somarel's shareholders (Mrs. Elisabeth Badinter, Mr. Marcel Bleustein-Blanchet's heirs, the Group's employees, and French institutional investors) to become direct shareholders of Publicis Groupe S.A. This operation, which will not create any new shares, may release additional securities into the market. However, it may be inferred from the structure of Somarel's capital stock that market risk will be limited.


                                                                        Page 120

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[GRAPHIC OMITTED][GRAPHIC OMITTED]
2003 FINANCIAL CALENDAR





February 11, 2003      2002 revenues (12 months)


March 11, 2003         2002 earnings


Late April 2003        Annual Report release


May 13, 2003           1Q 2003 revenues


May 15, 2003           Annual General Meeting


June 2003              Form 20-F release


July 3, 2003           Dividend payment date


August 11, 2003        2Q 2003 revenues (6 months)


September 9, 2003      1H 2003 earnings


November 13, 2003      3Q 2003 revenues (9 months)


February 11, 2004      2003 revenues (12 months)


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                              TABLE OF CONCORDANCE

To facilitate the reading of this reference document, the table of contents presented below permits the identification of the principal sections of the application instructions of COB Regulation 98-01.
                                                                            PAGE
1.  REFERENCE DOCUMENT EDITOR AND INDEPENDENT AUDITORS

     Document editor....................................................     100

     Independent auditors...............................................     100

     Investor relations.................................................     102

2.  GENERAL INFORMATION ON PUBLICIS GROUPE S.A. AND ITS CAPITAL
    STOCK

     General information on Publicis Groupe S.A.........................     103

     General information on the capital stock...........................  5, 88,
                                                                          105

     Breakdown of capital stock and voting rights.......................  5, 6,
                                                                          21,106

     Shareholder agreements.............................................     107

     Stock markets......................................................    3, 4

     Dividends and yields...............................................      5

3.  INFORMATION RELATED TO THE BUSINESS OF PUBLICIS GROUPE S.A.

     Publicis Groupe S.A.'s business....................................     111

     Revenues by activity...............................................     70

     Headcount..........................................................     68

     Investment policy
       Research.........................................................     46

       Main investments made over the last three years..................     112

     Data on the activities of principal subsidiaries................... 8 to 18

     Risks incurred by Publicis Groupe S.A.
       Market-related risks (interest rate, exchange rate, equity, credit).........................................................  49, 50,
                                                                         67

       Exceptional items and litigation................................     114

       Main risk factors for the Group.................................     114

       Insurance and risk management...................................     116

     Audit fees........................................................     117

4.  NET ASSETS - FINANCIAL SITUATION - RESULTS

     Summary statutory financial statements of Publicis Groupe
     S.A...............................................................      82

     Consolidated financial statements of Publicis Groupe S.A. ........      41

     Pro forma consolidated financial information of Publicis
     Groupe S.A........................................................      78

5.  ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES

     Supervisory Board and Management Board............................23, 24,
                                                                       26 to 35,
                                                                       117

     Special committees................................................  24, 117

     Directors' shareholdings..........................................   25, 68

     Employee profit sharing schemes................................... 21, 116,
                                                                        117

6. INFORMATION  CONCERNING  RECENT  DEVELOPMENTS  AND
   PERSPECTIVES  FOR THE FUTURE                                         111

                                                                        Page 123